Filed Pursuant to Rule 424(b)(4)
Registration No. 333-248271

PROSPECTUS

11,568,218 Shares

JFrog Ltd.

Ordinary Shares

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This is the initial public offering of the ordinary shares of JFrog Ltd. We are selling 8,000,000 ordinary shares. The selling shareholders identified in this prospectus are selling an additional 3,568,218 ordinary shares. We will not receive the proceeds from the sale of the shares being sold by the selling shareholders.

The initial public offering price is $44.00 per share. Our ordinary shares have been approved for listing on The Nasdaq Global Select Market under the symbol “FROG.”

We are an “emerging growth company” as that term is used in the Jumpstart our Business Startups Act of 2012 and, as such, have elected to comply with reduced public company reporting requirements.

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Investing in our ordinary shares involves risk. See the section titled “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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	Per Share	Total
Initial public offering price	$44.00	$509,001,592
Underwriting discounts and commissions(1)	$ 3.08	$ 35,630,111
Proceeds to us, before expenses	$40.92	$327,360,000
Proceeds to selling shareholders, before expenses	$40.92	$146,011,481

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(1)	See the section titled “Underwriters” for additional information regarding underwriting compensation.

We have granted the underwriters the option to purchase up to an additional 1,735,232 ordinary shares from us solely to cover over-allotments, if any.

The underwriters expect to deliver the shares to our investors on or about September 18, 2020.

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MORGAN STANLEY	J.P. MORGAN	BofA SECURITIES

KEYBANC CAPITAL MARKETS	PIPER SANDLER	STIFEL	WILLIAM BLAIR	OPPENHEIMER & CO.	NEEDHAM & COMPANY

September 15, 2020

The
Liquid Software
Company

IMAGINE THERE'S NO VERSION

The Liquid Software Company IMAGINE THERE’S NO VERSION

FROM 2008 TO INFINITY END-TO-END, HYBRID, UNIVERSAL DEVOPS PLATFORM JFrog PLATFORM (2019) JFrog PIPELINES (2019) JFrog DISTRIBUTION (2018) JFrog XRAY (2016) JFrog MISSION CONTROL (2015) CONTAINER REGISTRY (2015) ARTIFACTORY High Availability (2013) JFrog ARTIFACTORY (2009) CROSS-SITE GEO MANAGEMENT SOFTWARE PACKAGE REPOSITORY CI/CD SECURITY DISTRIBUTION

CONTINUOUS SOFTWARE RELEASE MANAGEMENT FOR DIGITAL TRANSFORMATION MISSION CONTROL Monitoring, Configuring, Admin Dashboard INSIGHT Analyzing Intelligence Metrics VCS Source Code Repository ARTIFACTORY Storing and Managing Packages Globally XRAY Scanning and Securing Packages DISTRIBUTION Distributing to any Deployment Environment EDGE EDGE EDGE PIPELINES Continuous Integration and Deployment Automation The Liquid Software Company

5,800+ Customers 75%+ of Fortune 100 286 Customers with $100k+ ARR (a) 85% Revenue from Multi-Product Subscriptions (b) 50% Year-Over-Year Revenue Growth (b) 139% Net Dollar Retention Rate (a) <$(1)M Net Loss (b) 5 YEARS Free Cash Flow Positive (a) Serving Millions of Developers ACROSS 90+ COUNTRIES (c) All data as of June 30, 2020, unless otherwise indicated. (a) See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information on annual recurring revenue (ARR), net dollar retention rate, and free cash flow. (b) For the six months ended June 30, 2020. (c) Based on internal estimates.

JFROG DIFFERENTIATORS End-to-End, Unified Platform Single Source of Truth Acceleration Through Automation Hybrid & Multi-Cloud Scalable Across the Organization Trusted and Secure Benefits to Organizations Community-Favored Package Management Integrated Across the Development Ecosystem Universal & Extensible Benefits to Software Developers and IT Operators

Through and including October 10, 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling shareholders, nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling shareholders, nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our securities.

For investors outside the United States: Neither we, the selling shareholders, nor any of the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

The shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such shares been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the shares being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ordinary shares may be directed only at (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of New Israeli Shekel (“NIS”) 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “JFrog,” “the company,” “we,” “us,” and “our” in this prospectus refer to JFrog Ltd. and its consolidated subsidiaries, including JFrog, Inc.

JFrog Ltd.

JFrog’s vision is to power a world of continuously updated, version-less software—we call this Liquid Software.

We provide an end-to-end, hybrid, universal DevOps Platform to achieve Continuous Software Release Management, or CSRM. Our leading CSRM platform enables organizations to continuously deliver software updates across any system. Our platform is the critical bridge between software development and deployment of that software, paving the way for the modern DevOps paradigm. We enable organizations to build and release software faster and more securely while empowering developers to be more efficient. As of June 30, 2020, approximately 5,800 organizations, including all of the top 10 technology organizations, 8 of the top 10 financial services organizations, 9 of the top 10 retail organizations, 8 of the top 10 healthcare organizations, and 7 of the top 9 telecommunications organizations in the Fortune 500 have adopted JFrog, embarking on their journey towards Liquid Software.

Digital transformation has become an imperative for all organizations, and as such, organizations of all types and sizes are increasingly dependent upon software to better engage with their customers, partners, and employees. As a result, the continuous and reliable release of new software has become mission critical. An organization’s failure to keep software current or react to problems with timely software updates can not only cost lost revenue and reputation, but also threaten human safety and lives. The increased pace and volume of new software and updates have made releasing software in monolithic, discrete versions (e.g., v1.0, v2.0, v3.0) too slow to adequately address dynamic customer demands. We believe the end state of digital transformation is a non-stop, always-on, secure, continuous delivery of value to users, enabled by a world of version-less software.

DevOps enables the software innovation that is driving digital transformation. The need for organizations to better serve their customers, partners, and employees through software is driving the demand for constant innovation of the software build and release workflow. As the pace and variety of software creation have increased, the domains of software “developers” and IT “operators” have converged. Since our inception, we have embraced the culture and methodologies of modern software development and delivered a platform that connects developers and operators, thus providing the foundation for DevOps. DevOps has since become the approach modern digital organizations take to software development and operations, shortening, automating, and improving the software build and release workflow.

While many software development technologies today address aspects of a particular segment of DevOps, CSRM, enabled by JFrog, provides the common ground for software developers and IT operators, making it integral to the DevOps workflow. Software as it is written by a developer, in source code, cannot be deployed in a runtime environment. In order for software to run in production, source code is transformed into executable binary files that can be understood by and run on a server or device. Organizations need tools that can turn source code into binary files, store and manage these binaries, and then create software packages, or combinations of one or more binary files, that can be released and deployed to runtime environments. Our platform is designed to manage and deploy all types of software packages within an organization, making it the system of record for an organization’s software, and is often called the “database of DevOps.”

Our business has experienced rapid growth and is capital efficient, as demonstrated by our maintaining of positive operating cash flow and free cash flow for each of the last five years. Since inception, we have raised $162.1 million of primary capital and we had $170.6 million of cash, cash equivalents, and short-term investments as of June 30, 2020. We generated revenue of $46.1 million and $69.3 million for the six months ended June 30, 2019 and 2020, respectively, representing a growth rate of 50%. We generated revenue of $63.5 million and $104.7 million for the years ended December 31, 2018 and 2019, respectively, representing a growth rate of 65%. Our net loss was $2.1 million and $0.4 million for the six months ended June 30, 2019 and 2020, respectively. Our net loss was $26.0 million and $5.4 million for the years ended December 31, 2018 and 2019, respectively. We generated operating cash flow of $0.4 million and $5.9 million for the six months ended June 30, 2019 and 2020, respectively. We generated operating cash flow of $8.6 million and $10.0 million for the years ended December 31, 2018 and 2019, respectively. Our free cash flow was $(0.7) million and $4.4 million for the six months ended June 30, 2019 and 2020, respectively. Our free cash flow was $6.5 million and $8.2 million for the years ended December 31, 2018 and 2019, respectively.

Software and the Business Environment

The volume and importance of software is exploding. Organizations in all industries and of all sizes have turned to software to facilitate interactions with their customers, manage day-to-day operations, gain actionable business insights, secure their digital environments, and drive digital transformation. As a result, software’s role has changed from a functional tool to a cornerstone of our daily lives, and from a simple means of driving insight and efficiency to a significant source of competitive advantage.

The continuous and reliable release of new software is therefore mission critical, where delay or failure can be disruptive to our daily lives and costly to business. If drivers and riders are not running the same version of a ride-hailing company’s software and fail to connect, even for the briefest of moments, those riders can easily turn to a competitor. If an out-of-date piece of a financial institution’s software stack allows a security breach, the organization can suffer enormous reputational harm and be liable for damages. If an airplane’s software is not current, passengers’ lives may be put in danger.

In order to address growing customer expectations, organizations have dramatically reduced the time between releasing new features and functions and resolving security vulnerabilities, from years to months or even days. Updating a feature of a software application, rather than releasing a new version of the entire application, ensures that current software is brought to market faster, allowing organizations to be more responsive to their customers’ needs, and makes software updates less disruptive to the user experience. To keep software current in today’s environment, software updates need to be released incrementally, and with increased frequency.

The proliferation of open source software, availability of newer and more efficient software development technologies, and the increasing interconnectedness of software enable organizations to produce software at an increasing rate. Meanwhile, the adoption of new architectures, platforms, and technologies, such as microservices, containers, and hybrid and multi-cloud environments, creates significant complications in managing the software release cycle. Organizations’ existing approaches to their software release cycles address each step of the cycle separately, creating silos and bottlenecks around critical steps, such as building, testing, securing, and delivering software. The combination of these new technologies and legacy approaches has placed significant strain on the traditional software build and release workflow.

The DevOps Workflow

DevOps enables the software innovation that is driving digital transformation. As the domains of software developers and IT operators have converged. DevOps has emerged as a discipline that integrates software development and operations, shortening, automating, and improving the software build and release workflow. DevOps is a combination of new technologies, methodologies, and culture that powers a continuous, fast, and secure software release cycle.

The DevOps workflow spans the lifecycle of software, from the planning, coding, building, and testing of software by developers, to the releasing, deploying, operating, and monitoring of that software by operators. DevOps increasingly includes the process of managing security earlier in the software release cycle, known as DevSecOps, which helps to remove silos and bottlenecks. While many software development technologies today address aspects of a particular segment of DevOps, CSRM, enabled by JFrog, provides the common ground for software developers and IT operators, making it integral to the DevOps workflow.

CSRM and the Importance of Packages

Organizations’ need for a continuous, fast, and secure software release cycle has particularly elevated the importance of the core DevOps workflow: building, testing, releasing, and deploying software. This bridge, spanning from the development side to the operations side, is mission critical, yet exceedingly difficult to build and manage at the scale and speed that organizations require. We refer to this key portion of the DevOps workflow as CSRM.

Software as it is written by a developer, in source code, cannot be deployed in a runtime environment. In order for software to run in production, source code is transformed into executable binary files that can be understood by and run on a server or device. Organizations need tools that can turn source code into binary files, store and manage these binaries, and then create software packages, or combinations of one or more binary files, that can be released and deployed to runtime environments. Our platform is designed to manage and deploy all types of software packages within an organization, making it the system of record for an organization’s software.

In today’s business environment the volume and variety of packages that need to be managed and stored by organizations are rapidly increasing. Packages are increasingly created by both humans and machines as software build and release workflows are automated, and can also be imported from external sources, such as open source libraries and repositories. The increasingly large volumes and complexity of packages within organizations’ software development ecosystems require a new, systematic, and automated approach to the management of packages. Code repositories, which store and manage source code, are helpful and important developer tools, but cannot efficiently take software that was written by developers and deploy it in runtime environments because they are not purpose-built to manage and cache binary files. Tracking and managing software at the package level enables organizations to make incremental updates to software, eliminating the need for software versions. Package management allows software release management to be continuous, and capable of handling the volume, variety, and velocity of software required today.

Our Platform

We built the world’s first universal package repository, JFrog Artifactory, to fundamentally transform the way that the software release cycle is managed. Our package-based approach to releasing software enabled the category of CSRM, allowing software releases to be continuous and software to always be current.

We enable organizations to store all package types in a common repository where they can be edited, tracked, and managed. Our unified platform connects all of the software release processes involved in building and releasing software, enabling CSRM. We empower our customers to shorten their software release cycles and enable the continuous flow of current, up-to-date software from any source to any destination. Our platform is designed to be agnostic to the programming languages, source code repositories, and development technologies that our customers use, and the type of production environments to which they deploy.

Our fully integrated suite of products allows our customers to compile software from source code repositories, manage the dependencies among components within software packages, move packages to a universal repository, ingest packages from third parties, including open source libraries, scan for vulnerabilities through various stages, distribute to endpoints, and deploy in production, all through a single user access point.

Benefits to Our Customers

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End-to-end, unified platform. We provide a central, unified platform for our customers’ software release needs with our universal package management solution, JFrog Artifactory, at its core and a portfolio of adjacent products including build integration, workflow automation, security, and deployment.

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A “blessed” repository for the organization. By securely storing, monitoring, and distributing packages created inside and outside an organization, we provide a single, trusted local repository that any user within an organization can rely on. JFrog Artifactory automatically caches updated packages from both external and internal repositories, ensuring that an organization always has the latest, validated packages available.

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Acceleration through automation. Our platform accelerates the software release cycle by enabling the automation of workflows across teams and providing tight coordination between development and operations groups, removing silos within organizations’ software release processes.

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Hybrid and multi-cloud deployment. Our platform supports public cloud, on-premise, private cloud, and hybrid deployments, helping organizations avoid vendor lock-in and allowing software developers and IT operators across an organization to use our products in any environment. Our unique model offers the same product in the cloud and on-premise.

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Scalable across the organization. Our platform supports a wide variety of enterprise-scale storage capabilities and also accommodates spikes in usage without compromised performance. JFrog Artifactory supports High Availability cluster configuration and can therefore seamlessly serve nearly any number of concurrent users, build servers, and interactions.

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Trusted and secure. We enable organizations to analyze packages for vulnerabilities, license compliance, and quality issues in near real-time. Our platform embeds security into the DevOps workflow, allowing organizations to have speed and control in the software release cycle.

Benefits to Software Developers and IT Operators

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Easy and automated package management. Through our JFrog Artifactory package management solution, software developers and IT operators are able to automatically fetch software packages from public and private repositories, ensure that packages are consistent across their organizations’ instances of JFrog Artifactory, scan for vulnerabilities with JFrog Xray, and manage dependencies among packages.

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Integrated across the development ecosystem. Our out-of-the-box integrations with third-party technologies offer software developers and IT operators the freedom to choose their tool stacks, allowing them to minimize disruptions, increase productivity and innovation, and avoid vendor lock-in. Our solution includes user-friendly application programming interfaces (“APIs”) that organizations can use to integrate our products and third-party technologies in a reliable and high-performance manner.

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Universal and extensible. Our platform natively supports the major package technologies, including package libraries, continuous integration tools, container registries, and testing and deployment tools, and has been designed to quickly and seamlessly add support for new package technologies as they arise. As an organization’s development environment changes, our products automatically adjust, with little to no downtime or the need for complex migrations.

Business Model

We have a bottom-up, community-focused approach to driving increased usage of our products, in which we focus on demonstrating the value that our products can provide to software developers and IT operators before their respective organizations become customers. We strive to make software developers and IT operators more efficient, effective, and productive, and create champions of JFrog in the process. Our efficient go-to-market strategy, multi-tiered structure for both self-managed subscriptions and software-as-a-service (“SaaS”) subscriptions, which are managed by JFrog in the public cloud, and technology partnership ecosystem have allowed us to grow rapidly, while maintaining positive operating cash flow and free cash flow for each of the last five years.

•	Efficient go-to-market strategy.

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Make software developers and IT operators successful. Our consistent product innovation, thought leadership in CSRM, and knowledge sharing with software developer and IT operator communities engender trust that fuels increased usage of our products. We enable our users to stand out for the value they deliver to their organizations, making others within their organizations want to adopt our products to emulate their success.

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Enable user freedom of choice. We are agnostic to the types of technologies a software developer or IT operator may choose to use, which is a philosophy that we believe provides us with a competitive advantage. Our platform is designed to quickly and seamlessly add support for new package technologies as they arise.

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Align pricing with value provided. Our free trials, freemium offerings, and open source software options provide low-friction entry points for software developers and IT operators. Customers often upgrade to paid and higher-tiered subscriptions as they increase their usage of our products.

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Provide best-in-class support. Our customer support personnel provide extensive engineering-level support directly to software developers and IT operators, ensuring those individuals who use our products most are set up to succeed. Our customer support team is differentiated by the number of team members who have engineering backgrounds, which allows our customers to have consistent access to individuals with intimate technical knowledge of our products and of the different technologies and protocols with which they integrate. Our technical support offerings primarily include issue diagnosis and root cause identification, as well as bug isolation and software fix delivery.

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Multiple tiers of subscriptions. Our subscription structure is aligned with the way we have built our product platform, with JFrog Artifactory at the core of each subscription and a portfolio of adjacent products and services that differ by subscription tier. Our pricing model aligns the value we deliver with our customers’ needs as they scale.

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Technology partnership ecosystem. Our extensive integrations with technologies across the software development ecosystem power significant extensibility of our platform and offer our customers the ability to use external software development technologies of their choice on our platform, driving increased customer affinity and product stickiness.

Market Opportunity

As software continues to play a mission critical role and be a source of competitive advantage for organizations, the need to efficiently release software will become more imperative to every organization. According to IDC, the opportunity for all DevOps tools is expected to reach $18 billion by 2024.

However, we believe that our products represent not only a functional tool to be used by IT, DevOps, and security professionals, but also a fundamental shift in the software development landscape. As DevOps practices are increasingly adopted around the world and across industries, we believe that our products can address the CSRM needs of organizations globally, while requiring minimal to no product localization. We estimate our current market opportunity for CSRM to be approximately $22 billion. We calculate this figure by estimating the total number of organizations globally, which we determine by referencing independent industry data from the S&P Global Market Intelligence database. We then segment organizations globally into three cohorts we focus on based on the number of employees: organizations that have between 500 and 1,000 employees globally, between 1,000 and 2,500 employees globally, and over 2,500 employees globally. We then apply an average annual contract value to each respective cohort using internally generated data of actual customer spend based on subscription tier. To the extent companies across industries globally do not adopt our solutions, we may not be able to fully penetrate these market opportunities.

Growth Strategies

We intend to pursue the following growth strategies:

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Extend our technology leadership. We will continue to invest in building new capabilities and extending our platform to bring the power of CSRM to a broader range of use cases, including increased security solutions for DevSecOps and enabling DevOps solutions devices on the edge. Additionally, we believe acquiring new technologies to complement our organic innovation efforts will help us rapidly adapt to address the evolving needs of the market and drive increased value for our customers.

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Expand within our existing customer base. We have demonstrated a differentiated ability to retain customers, expand existing customer usage, and cross-sell a broader set of products and features within an organization. Our net dollar retention rate of 139% as of June 30, 2020 highlights the increasing value of our products to our customer base. To date, we have not deployed a significant outbound sales force, relying primarily on our self-service and inbound sales model. Moving forward, we are building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers. For the six months ended June 30, 2020, our 10 largest customers represented approximately 8% of our total revenue and no single customer accounted for more than 2% of our total revenue.

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Acquire new customers. Our free trial subscription options, freemium product offerings, and open source version of JFrog Artifactory increase software developer and IT operator familiarity with our products, and allow for low-friction product adoption. Additionally, we have steadily grown our international presence since inception and intend to continue to expand internationally as DevOps practices are increasingly adopted around the world.

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Expand and develop our technology partnership ecosystem. We have designed our platform to work with the major package technologies and be deployed in any environment, allowing our technology partners to better serve their customers. We also intend to cultivate and leverage channel partners to grow our market presence and drive greater sales efficiency.

Our Culture and Values

The JFrog culture—as defined in the JFrog CODEX, our collection of values—is communally written by employees, not management or our founders. Our CODEX is an agreement and commitment about how we treat one another, the community, the marketplace, and the world. We continuously validate our values, maintaining the CODEX as a living document. Because the CODEX is a pact we have with one another, it is a compass on how we choose employees and partners, how our engineers solve customers’ pain points, how we vet technology alliances, and even how we prioritize and justify important business decisions.

Our culture is a contract. It continues to propel our unified vision forward.

Recent Developments

The COVID-19 pandemic has resulted in travel restrictions, prohibitions of non-essential activities, disruption and shutdown of certain businesses, and greater uncertainty in global financial markets. As a result of the COVID-19 pandemic, we have experienced slowed growth. We expect to experience slowed growth and/or decline in new customer orders for our platform and lower demand from our existing customers for upgrades within our platform, primarily due to changes in customer spend patterns and IT budgets.

The extent and continued impact of the COVID-19 pandemic on our operational and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; its impact on the health and welfare of our employees and their families; its impact on our customers and our sales cycles; its impact on customer, industry, or technology-based community events; delays in onboarding new employees; and effects on our partners, some of which are uncertain, difficult to predict, and not within our control. General economic conditions and disruptions in global markets due to the COVID-19 pandemic and other global events may also affect our future performance.

While the second quarter of 2020 saw slight headwinds due to COVID-19, we have also seen signals that indicate the acceleration of secular trends in support of digital transformation, DevOps, and the transition to cloud. We also generated a record number of new business leads during the second quarter of 2020, and our 2020 virtual swampUP conference attracted a record number of attendees. We believe these factors show that long-term demand for our offerings remains strong.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

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Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems, processes, and controls, our business, financial condition, results of operations, and prospects will be adversely affected.

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Our recent rapid growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

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We have a history of losses and may not be able to achieve profitability on a consistent basis. If we cannot achieve profitability, our business, financial condition, and results of operations may suffer.

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The markets for our products are new, unproven, and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving markets.

•	Our results of operations are likely to fluctuate from quarter to quarter, which could adversely affect the trading price of our ordinary shares.

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If we are not able to keep pace with technological and competitive developments or fail to integrate our products with a variety of technologies that are developed by others, our products may become less marketable, less competitive, or obsolete, and our results of operations may be adversely affected.

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The market for our products is nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully our business, financial condition, and results of operations could be harmed.

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JFrog Artifactory is at the core of our business and any decline in demand for JFrog Artifactory occasioned by malfunction, inferior performance, increased competition or otherwise, will impact our business, results of operations, and financial condition.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated under the laws of the State of Israel on April 28, 2008. We are registered with the Registrar of Companies under the number 514130491. Our main place of business in the United States is located at 270 E. Caribbean Drive, Sunnyvale, California 94089. Our telephone number at this address is (408) 329-1540. Our registered office is located at 3 HaMahshev Street, Netanya, 4250465, Israel. Our telephone number at this address is + 972 (9)-894-1444. Our agent for service of process in the United States is JFrog, Inc.

Our website address is www.jfrog.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our ordinary shares.

“JFrog,” our logo, and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of JFrog Ltd. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company. We would cease to be an “emerging growth company” upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

See the section titled “Risk Factors—Risks Related to Our Business—We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

THE OFFERING

Ordinary shares offered by us	8,000,000 shares

Ordinary shares offered by the selling shareholders	3,568,218 shares

Underwriters’ over-allotment option	1,735,232 shares

Ordinary shares to be outstanding after this offering	88,675,175 shares, or 90,410,407 if the underwriters exercise their over-allotment option in full.

Use of proceeds	We estimate that the net proceeds to us from the sale of ordinary shares in this offering will be approximately $322.1 million (or approximately $393.1 million if the underwriters exercise their over-allotment option in full), based upon the initial public offering price of $44.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ordinary shares in this offering by the selling shareholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Selling shareholders; concentration of ownership	Shlomi Ben Haim, Frederic Simon and Yoav Landman, our co-founders and directors, are selling an aggregate of 1,438,000 ordinary shares in this offering. Upon the completion of this offering our executive officers, directors, and shareholders holding more than 5% of our outstanding shares, and their affiliates, will beneficially hold, in the aggregate, 74.0% of our outstanding shares.

Nasdaq trading symbol	“FROG”

The number of ordinary shares that will be outstanding after this offering is based on 80,675,175 fully paid shares outstanding (after giving effect to the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,063,647 ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award (as defined below) immediately prior to the completion of this offering) as of June 30, 2020, and excludes the following:

•

13,743,426 ordinary shares issuable upon the exercise of options to purchase ordinary shares under our 2011 Israeli Share Option Plan (the “2011 Plan”) that were outstanding as of June 30, 2020, with a weighted-average exercise price of $3.97 per share;

•	199,295 ordinary shares issuable upon satisfaction of service-based vesting conditions;

•

529,195 ordinary shares issuable upon satisfaction of service and performance-based vesting conditions pursuant to a stand-alone restricted share unit award issued to Shlomi Ben Haim (the “CEO RSU Award”); and

•	13,338,336 ordinary shares reserved for future issuance under our equity compensation plans, consisting of:

¡	2,138,336 ordinary shares originally reserved for future issuance under our 2011 Plan that are now reserved for future issuance under our 2020 Plan (as defined below);

¡	9,100,000 ordinary shares reserved for future issuance under our 2020 Share Incentive Plan (the “2020 Plan”); and

¡	2,100,000 ordinary shares reserved for future issuances under our 2020 Employee Share Purchase Plan (the “ESPP”).

Our 2020 Plan provides for annual automatic increases in the number of ordinary shares reserved thereunder, and our 2020 Plan also provides for increases to the number of ordinary shares that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

Our ESPP also provides for annual automatic increases in the number of ordinary shares reserved thereunder, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the effectiveness of our amended and restated Articles of Association upon the completion of this offering;

•	the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,063,647 ordinary shares effective immediately prior to the completion of this offering;

•	no ordinary shares issued subsequent to June 30, 2020;

•	no exercise of outstanding options subsequent to June 30, 2020; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The last day of our fiscal year is December 31.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Revenue:
Subscription—self-managed and SaaS	$56,054	$94,606	$41,680	$63,458
License—self-managed	7,478	10,110	4,435	5,794

Total subscription revenue	63,532	104,716	46,115	69,252
Cost of revenue:
Subscription—self-managed and SaaS(1)	10,393	19,201	8,211	12,665
License—self-managed(2)	318	834	362	428

Total cost of revenue—subscription	10,711	20,035	8,573	13,093

Gross profit	52,821	84,681	37,542	56,159

Operating expenses:
Research and development(1)(3)	25,861	29,730	13,099	19,071
Sales and marketing(1)(2)(3)	34,972	44,088	19,742	27,905
General and administrative(1)(3)	18,843	17,800	7,883	9,944

Total operating expenses	79,676	91,618	40,724	56,920

Operating loss	(26,855)	(6,937)	(3,182)	(761)
Interest and other income, net	1,310	3,171	1,822	1,138

Income (loss) before income taxes	(25,545)	(3,766)	(1,360)	377
Provision for income taxes	470	1,628	709	803

Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)

Net loss per share attributable to ordinary shareholders, basic and diluted(4)	$(1.00)	$(0.20)	$(0.08)	$(0.02)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted(4)	26,102,551	27,130,209	26,582,715	28,247,005

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(4)		$(0.07)		$(0.01)

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(4)		79,193,856		80,310,652

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$358	$536	$197	$339
Research and development	9,876	3,642	1,027	1,696
Sales and marketing	6,650	3,089	812	1,770
General and administrative	3,283	2,103	610	934

Total share-based compensation expense	$20,167	$9,370	$2,646	$4,739

Share-based compensation for the years ended December 31, 2018 and 2019 included compensation expense of $17.7 million and $3.3 million, respectively, related to secondary sales of ordinary shares by certain of our employees.

(2)	Includes amortization expense of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: license—self-managed	$318	$834	$362	$428
Sales and marketing	107	695	331	364

Total amortization expense of acquired intangible assets	$425	$1,529	$693	$792

(3)	Includes acquisition-related costs as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Research and development	$96	$1,223	$533	$699
Sales and marketing	207	420	180	228
General and administrative	468	342	342	—

Total acquisition-related costs	$771	$1,985	$1,055	$927

(4)

        See Notes 2 and 14 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to ordinary shareholders and the weighted-average number of shares used in the computation of the per share amounts.

	June 30, 2020
Consolidated Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Cash and cash equivalents	$26,461	$26,461	$351,187
Short-term investments	144,182	144,182	144,182
Working capital	117,074	117,074	442,278
Total assets	247,900	247,900	569,482
Deferred revenue, current and noncurrent	82,934	82,934	82,934
Convertible preferred shares	175,844	—	—
Accumulated deficit	(65,810)	(71,194)	(71,194)
Total shareholders’ (deficit) equity	(27,461)	148,383	470,443

(1)

Pro forma gives effect to (a) the automatic conversion of all outstanding shares of our convertible preferred shares as of June 30, 2020 into 52,063,647 ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering, and (b) the filing of our amended and restated articles of association immediately prior to the completion of this offering.

(2)

Pro forma as adjusted gives further effect to (a) the pro forma items described immediately above and (b) our issuance and sale of 8,000,000 ordinary shares in this offering at an initial public offering price of $44.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe that free cash flow, a non-GAAP financial measure, is useful in evaluating the performance of our business.

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. The following table summarizes our net cash provided by operating activities and free cash flow for the periods presented.

	Year Ended December 31,		Six Months Ended June,
	2018	2019	2019	2020
	(in thousands)
Net cash provided by operating activities	$8,562	$10,004	$415	$5,864

Free cash flow	$6,487	$8,201	$(672)	$4,358

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of free cash flow to the most directly comparable financial measures calculated in accordance with GAAP.

RISK FACTORS

A description of the risks and uncertainties associated with our business and ownership of our ordinary shares is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and our consolidated financial statements and the related notes thereto, before making a decision to invest in our ordinary shares. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our business and operations have experienced rapid growth, and if we do not appropriately manage future growth, if any, or are unable to improve our systems, processes and controls, our business, financial condition, results of operations, and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products. Our total number of customers has grown to approximately 5,800 organizations as of June 30, 2020 from approximately 5,600 organizations as of December 31, 2019. Our employee headcount has also increased significantly, and we expect to continue to grow our headcount over the next year. The growth and expansion of our business places a continuous significant strain on our management, operational, and financial resources. In addition, as customers adopt our products for an increasing number of use cases, we have had to support more complex commercial relationships. We must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, and our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner to manage our growth effectively.

We may not be able to sustain the pace of improvements to our products successfully or implement systems, processes, and controls in an efficient or timely manner or in a manner that does not negatively affect our results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses, and earnings accurately, or to prevent losses.

As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively. Failure to manage any future growth effectively could result in increased costs, negatively affect our customers’ satisfaction with our products and harm our results of operations.

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our total revenues for the six months ended June 30, 2019 and 2020 were $46.1 million and $69.3 million, respectively, representing a growth rate of 50%. Our total revenues for the years ended December 31, 2018 and 2019 were $63.5 million and $104.7 million, respectively, representing an annual growth rate of 65%. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, we expect our revenue growth rate to decline in future periods. For example, as a result of the COVID-19 pandemic, we have experienced slowed growth. Many factors may contribute to declines in our growth rate, including greater market penetration, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturn, among others. If our growth rate declines, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and maintain profitability.

We have a history of losses and may not be able to achieve profitability on a consistent basis. If we cannot achieve profitability, our business, financial condition, and results of operations may suffer.

Although we have achieved positive operating cash flow and free cash flow for each of the past five years, we have incurred losses in all years since our incorporation. We incurred a net loss of $2.1 million, and $0.4 million in the six months ended June 30, 2019 and 2020, respectively, and $26.0 million and $5.4 million in the years ended December 31, 2018 and 2019, respectively. As a result, we had an accumulated deficit of $65.8 million as of June 30, 2020. We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to enhance our products, broaden our customer base, expand our sales and marketing activities, including building a small, high-touch strategic sales team and customer success team, expanding our operations, hiring additional employees, and continuing to develop our technology. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently, or at all, to offset these higher expenses. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or increasing competition. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability or maintaining positive operating cash flow and free cash flow at all or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.

The markets for our products are new, unproven, and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving markets.

The markets for our products are relatively new, rapidly evolving, and unproven. Accordingly, it is difficult to predict customer adoption and renewals and demand for our platform and our products, the entry of competitive products, the success of existing competitive products, or the future growth rate, expansion, longevity, and the size of the DevOps and software release management software markets. The expansion of and our ability to penetrate, these new and evolving markets depends on a number of factors, including: the cost, performance, and perceived value associated with DevOps technologies, as well as the ability of DevOps workflows to improve critical steps in the lifecycle of software, including managing software security. If we or other software and SaaS providers experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and products may be negatively affected. If DevOps and software release management software do not continue to achieve market acceptance, or there is a reduction in demand caused by decreased customer acceptance, technological challenges, weakening economic conditions, privacy, data protection and data security concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our platform and products might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition, and results of operations.

Our results of operations are likely to fluctuate from quarter to quarter, which could adversely affect the trading price of our ordinary shares.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract and retain new customers;

•	the loss of existing customers;

•	renewals and timing of renewals;

•	customer usage of our products;

•	customer satisfaction with our products and platform capabilities and customer support;

•	our ability to expand sales within our existing customers;

•	mergers and acquisitions that might affect our customer base including the consolidation of affiliates’ multiple paid business accounts into a single paid business account;

•	mix of our revenue;

•	our ability to gain new partners and retain existing partners;

•	our ability to convert users of free trials, freemium offerings, and open source version of JFrog Artifactory into subscribing customers;

•	increases or decreases in the number of elements of our subscriptions or pricing changes upon any renewals of customer agreements;

•	fluctuations in share-based compensation expense;

•	decisions by potential customers to purchase alternative solutions;

•	decisions by potential customers to develop in-house DevOps technologies as alternatives to our products;

•

the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, and general and administrative resources;

•	network outages;

•	actual or perceived breaches of, or failures relating to, privacy, data protection, or data security;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•	general economic, industry, and market conditions;

•	the impact of the coronavirus pandemic or other global health crises on our business and general economic conditions;

•	the impact of political uncertainty or unrest;

•	changes in our pricing policies or those of our competitors;

•	fluctuations in the growth rate of the overall market that our products address;

•	the budgeting cycles and purchasing practices of customers;

•	the business strengths or weakness of our customers;

•	our ability to collect timely on invoices or receivables;

•	the cost and potential outcomes of future litigation or other disputes;

•	future accounting pronouncements or changes in our accounting policies;

•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

•	our ability to successfully expand our business in the U.S. and internationally;

•	fluctuations in the mix of our revenue between self-managed subscriptions and SaaS subscriptions;

•	fluctuations in foreign currency exchange rates; and

•

the timing and success of new products introduced by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations could cause us to fail to meet the expectations of investors or securities analysts, which could cause the trading price of our ordinary shares to fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are not able to keep pace with technological and competitive developments or fail to integrate our products with a variety of technologies that are developed by others, our products may become less marketable, less competitive, or obsolete, and our results of operations may be adversely affected.

In order to provide value for our customers, we must offer products that allow our customers to compile software from source code repositories, manage the dependencies among components within software packages, move packages to a universal repository, ingest packages from third parties, including open source libraries, scan for vulnerabilities through various stages, distribute to endpoints, and deploy in production, all through a single user access point. The success of our new product introductions depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with anticipated demand for new products, and the availability of newly developed products. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our products until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments.

To keep pace with technological and competitive developments we have in the past invested, and may continue to invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and use cases of our products, develop new products, quickly resolve security vulnerabilities, or if our efforts to increase the use cases of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

In addition, our success depends on our ability to integrate our products with a variety of third-party technologies. Our technology partnership ecosystem powers significant extensibility of our products and offers our customers the ability to use external tools of their choice with our products and to deploy our products in their preferred environments and successfully support new package technologies as they arise. Further, our SaaS products must be compatible with the major cloud service providers in order to support local hosting of our JFrog-managed products in geographies chosen by our customers. We also benefit from access to public and private vulnerability databases.

Changes in our relationship with any provider, the instability or vulnerability of any third-party technology, or the inability of our products to successfully integrate with third-party technology may adversely affect our business and results of operations. Any losses or shifts in the market position of these providers in general, in relation to one another or to new competitors or new technologies, could lead to losses in our relationships or customers, or to our need to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Further, any expansion into new geographies may require us to integrate our products with new third-party technology and invest in developing new relationships with providers. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive, or obsolete and our results of operations may be negatively impacted.

A limited-functionality version of JFrog Artifactory is licensed under an open source license, which could negatively affect our ability to monetize our products and protect our intellectual property rights.

We make a limited-functionality version of JFrog Artifactory that only supports Java-based packages, and also lacks other features required for organization-wide adoption by DevOps teams, available under an open source license, the Affero General Public License version 3.0 (“AGPL”). The AGPL grants licensees broad freedom to view, use, copy, modify, and redistribute the source code of this limited version of JFrog Artifactory. Anyone can download a free copy of this limited version of JFrog Artifactory from the Internet, and we neither know who all of our AGPL licensees are, nor have visibility into how JFrog Artifactory is being used by licensees, so our ability to detect violations of the open source license is extremely limited.

The AGPL has a “copyleft” requirement that further distribution of AGPL-licensed software and modifications or adaptations to that software be made available pursuant to the AGPL as well. This leads some commercial enterprises to consider AGPL-licensed software to be unsuitable for commercial use. However, the AGPL would not prevent a commercial licensee from taking this open source version of JFrog Artifactory under AGPL and using it for internal purposes for free. AGPL also would not prevent a commercial licensee from taking this open source version of JFrog Artifactory under AGPL and using it to compete in our markets by providing it for free.

This competition can develop without the degree of overhead and lead time required by traditional proprietary software companies, due to the permissions allowed under AGPL. It is also possible for competitors to develop their own software based on our open source version of JFrog Artifactory. Although this software would also need to be made available for free under the AGPL, it could reduce the demand for our products and put pricing pressure on our subscriptions. We cannot guarantee that we will be able to compete successfully against current and future competitors, some of which may have greater resources than we have, or that competitive pressure or the availability of new open source software will not result in price reductions, reduced operating margins, and loss of market share, any one of which could harm our business, financial condition, results of operations, and cash flows.

The market for our products is nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do. If we do not compete successfully our business, financial condition, and results of operations could be harmed.

Our platform consists of multiple products and we compete in each product category as well as the entire platform level. The market for our products is highly fragmented, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

•	ability to provide an end-to-end, unified platform solution for the CSRM workflow;

•	breadth of technologies we support;

•	breadth of technology integrations;

•	total cost of ownership;

•	extensibility across organizations, including software developers, IT operators, and IT managers;

•	ability to enable collaboration between software developers and IT operators;

•	ability to deploy our products in any combination of cloud, multi-cloud or on-premise environments;

•	performance, security, scalability, and reliability;

•	quality of customer experience and satisfaction;

•	quality of customer support;

•	ease of implementation and use; and

•	brand recognition and reputation.

Our products are available for both self-managed and SaaS deployments. While we believe we compete successfully on the above factors, particularly with regards to the comprehensive nature of our solutions, we do experience competition in each of these categories with different vendors:

•

With respect to self-managed deployments, diversified software companies, such as IBM, Inc. (Red Hat), Pivotal Software, Inc., and VMware, Inc., and developer-focused software companies, such as GitLab Inc. and Sonatype, Inc., have offerings that compete with certain of our products.

•

With respect to SaaS deployments, cloud providers, such as Alphabet Inc. (GCP), Amazon.com, Inc. (AWS), and Microsoft Corporation (Azure DevOps including GitHub), have offerings that compete with certain of our products.

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. Many of our competitors have greater financial, technical, and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

JFrog Artifactory is at the core of our business and any decline in demand for JFrog Artifactory occasioned by malfunction, inferior performance, increased competition or otherwise, will impact our business, results of operations and financial condition.

Our subscription structure is aligned with the way we have built our platform, and JFrog Artifactory is at the core of our business and all subscriptions. Accordingly, market acceptance of JFrog Artifactory is critical to our success. If demand for JFrog Artifactory declines, the demand for our other products will also decline. Demand for JFrog Artifactory is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of JFrog Artifactory and products by customers for existing and new use cases, the timing of development and release of new features, functionality, and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demand, if our products fail to compete with the products of our competitors, if we fail to achieve more widespread market acceptance of JFrog Artifactory, or if our products fail to meet statutory, regulatory, contractual, or other applicable requirements, then our business, results of operations, and financial condition would be harmed.

If we are unable to increase sales of our subscriptions to new customers, sell additional subscriptions to our existing customers, or expand the value of our existing customers’ subscriptions, our future revenue and results of operations will be harmed.

Our future success depends on our ability to sell our subscriptions to new customers and to expand within our existing customers by selling paid subscriptions to our existing users and expanding the value and number of existing customers’ subscriptions within the organization. Our ability to sell new subscriptions depends on a number of factors, including the prices of our products, the functionality of our products, the prices of products offered by our competitors, and the budgets of our customers. We serve customer needs with multiple tiers of subscriptions that differ based on product depth and functionality. We also offer a limited free trial of our platform and limited freemium versions of some of our products. The free trial gives users access to the full functionality of our platform for a limited period, whereas the freemium container registry offering (“JCR”) give users permanent access to limited-functionality. To the extent that users of our free trial and freemium versions do not become, or lead others not to become, paying customers, we will not realize the intended benefits of these strategies, our expenses may increase as a result of associated hosting costs, and our ability to grow our business may be harmed.

We also offer an open source version of JFrog Artifactory. Our open source version is intended to increase visibility and familiarity of our platform among the developer communities. We invest in developers and developer communities through multiple channels, including the introduction of new open source projects, as well as through our annual developer conference, swampUP, and other community-centered events. There is no guarantee that such events will translate into new customers, or that freemium and open source users will convert to paying subscribers.

In addition, a significant aspect of our sales and marketing focus is to expand deployments within existing customers. The rate at which our customers purchase additional subscriptions and expand the value of existing subscriptions depends on a number of factors, including customers’ level of satisfaction with our products, the nature and size of the deployments, the desire to address additional use cases, and the perceived need for additional features, as well as general economic conditions. If our customers do not recognize the potential of our products, our business would be materially and adversely affected.

Seasonality may cause fluctuations in our sales and results of operations.

Historically, we have experienced seasonality in customer bookings, as we typically enter into a higher percentage of subscription agreements with new customers and renewals with existing customers in the fourth quarter of the year. We believe that this results from the procurement, budgeting, and deployment cycles of many of our customers, particularly our enterprise customers. We expect that this seasonality will continue to affect our bookings, deferred revenue, and our results of operations in the future and might become more pronounced as we continue to target larger enterprise customers.

In addition, we have historically experienced seasonality in usage patterns by users of our SaaS subscriptions. We typically experience reduced usage by our customers during holiday periods, particularly at the end of the fourth quarter. As revenue from our SaaS subscriptions is recognized based upon usage, the changes in usage patterns may negatively affect revenues from our SaaS subscriptions and our results of operations.

If our existing customers do not renew their subscriptions, it could have an adverse effect on our business and results of operations.

We expect to derive a significant portion of our revenue from renewals of existing subscriptions. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Our self-managed subscriptions are offered on an annual and multi-year basis, and SaaS subscriptions are offered on an annual basis, with the exception of certain SaaS subscriptions, which are also offered on a monthly basis. For our JFrog-managed products, we also offer subscriptions for committed usage amounts. Our customers’ renewals may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, additional new features and capabilities that we offer, new integrations, and updates to our products as a result of updates by technology partners. If our customers renew their subscriptions, they may renew for shorter subscription terms or on other terms that are less economically beneficial to us. Furthermore, our self-managed products are sold with perpetual licenses and we depend on the deployment of material updates to such products to drive renewals. If we do not provide material updates to these products, customers may not renew their existing subscriptions and may continue to use our products under the original license instead. We may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow more slowly than expected or decline.

We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

We recognize a significant portion of our subscription revenue over the term of the relevant subscription period. As a result, much of the subscription revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.

A real or perceived defect, security vulnerability, error, or performance failure in our software could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors, or performance failures could cause damage to our reputation, loss of customers or revenue, order cancellations, service terminations, or lack of market acceptance of our software. As the use of our products, including products that were recently acquired or developed, expands to more sensitive, secure, or mission critical uses by our customers, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our software fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our software to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems.

Any limitation of liability provisions that may be contained in our customer, user, third-party vendor, service provider, and partner agreements may not be enforceable or adequate or effective as a result of existing or future applicable law or unfavorable judicial decisions, and they may not function to limit our liability arising from regulatory enforcement. The sale and support of our products entail the risk of liability claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against this liability may not be adequate to cover a potential claim and potentially may be subject to exclusions, or that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals. The denial of our claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

If we, or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data, or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.

Our platform and products involve the storage and transmission of data, including certain confidential, sensitive, and personal information. Any security breach, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, information, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. If our security measures are breached as a result of third-party action, employee error, a defect or bug in our products, malfeasance or otherwise and, as a result, someone obtains unauthorized access to our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive prompt payments from existing customers. Further, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance.

In addition, we do not directly control content that our customers store in our products. If our customers use our products for the transmission or storage of confidential, sensitive, or personal information and our security measures are or are believed to have been breached as a result of third-party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including confidential, sensitive, and personal information. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and personal information.

Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until or after they are launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures.

Incorrect implementation or use of, or our customers’ failure to update, our software could result in customer dissatisfaction and negatively affect our business, operations, financial results, and growth prospects.

Our products are often operated in large scale, complex IT environments. Our customers and some partners require training and experience in the proper use of and the benefits that can be derived from our products to maximize their potential. If users of our products do not implement, use, or update our products correctly or as intended, then inadequate performance and/or security vulnerabilities may result. Because our customers rely on our software to manage a wide range of operations, the incorrect implementation, use of, or our customers’

failure to update, our software or our failure to train customers on how to use our software productively may result in customer dissatisfaction, and negative publicity and may adversely affect our reputation and brand. Our failure to effectively provide training and implementation services to our customers could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business and growth prospects.

Interruptions or performance problems associated with our technology and infrastructure, and our reliance on technologies from third parties, may adversely affect our business operations and financial results.

We outsource substantially all of the infrastructure relating to our cloud products to third-party cloud providers chosen by our customers. Customers of our SaaS offerings need to be able to access our platform at any time, without interruption or degradation of performance, and we provide them with service-level commitments with respect to uptime. Third-party cloud providers run their own platforms that we access, and we are, therefore, vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations. In addition, any incident affecting our third-party hosting services’ infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control could negatively affect our cloud-based and multi-cloud hybrid products. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. It may also become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our software becomes more complex and the usage of our software increases. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may harm our business, results of operations, and financial condition.

In addition, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures, natural disasters, or fraud or security attacks. Our use and distribution of open source software may increase this risk. If our website is unavailable or our users are unable to download our products or order subscriptions or services within a reasonable amount of time or at all, our business could be harmed. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features and applications for our products. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business and results of operations may be harmed.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition, and results of operations.

We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services, if available, are identified, obtained, and implemented, any of which could harm our business and results of operations.

We typically provide service-level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service or face subscription termination with refunds of prepaid amounts, which would lower our revenue and harm our business, financial condition, and results of operations.

Our subscription agreements typically contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer subscription agreements, we may be contractually obligated to provide these customers with service credits which could significantly affect our revenue in the periods in which the failure occurs and the credits are applied. We could also face subscription terminations and a reduction in renewals, which could significantly affect both our current and future revenue. We offer multiple tiers of subscriptions to our products and as such our service-level commitments will increase if more customers choose subscriptions of JFrog Pro X, JFrog Enterprise, and JFrog Enterprise Plus. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition, and results of operations. Although we have entered into employment offer letters with our key personnel, their employment is for no specific duration and constitutes at-will employment. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our senior management to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. There is currently a high demand for experienced DevOps professionals and we may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these employees is intense, specifically for engineers for research and development and support positions who are experienced in DevOps, and such competition often results in increasing wages, especially in Israel, where most of our research and development positions are located, and in the San Francisco Bay Area, where we have a significant presence. Therefore, we may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire, integrate or retain sufficient numbers of qualified individuals. Many of the companies with which we compete for experienced personnel have greater resources than we have and due to our profile and market position, such competitors actively seek to hire skilled personnel away from us, even if such employee has entered into a non-compete agreement. Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property. We may not be able to make such a demonstration.

In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business and growth prospects could be harmed.

If we are not able to maintain and enhance our brand, especially among developers and IT operators, our business and results of operations may be adversely affected.

We believe that developing and maintaining widespread awareness of our brand, especially with developers and IT operators, is critical to achieving widespread acceptance of our software and attracting new users and customers. Brand promotion activities may not generate user or customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract or retain users and customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our products.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could harm our business.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and entrepreneurial spirit we believe we need to support our growth. If our existing employees receive proceeds from our sale of ordinary shares as previously described in these risk factors, it could lead to disparities of wealth among our employees that could adversely affect relations among employees and our culture in general. Our substantial anticipated headcount growth and our continued transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Our ability to achieve customer renewals and increase sales of our products is highly dependent on the quality of our customer support, and our failure to offer high quality support would have an adverse effect on our business, reputation, and results of operations.

Our customers depend on our customer support to resolve issues and realize the full benefits relating to our products. If we do not succeed in helping our customers quickly resolve post-deployment issues or provide effective ongoing support and education on our products, our ability to sell additional subscriptions to, or renew subscriptions with, existing customers or expand the value of existing customers’ subscriptions would be adversely affected and our reputation with potential customers could be damaged. Many larger enterprise customers have more complex IT environments and require higher levels of support than smaller customers. If we fail to meet the requirements of these enterprise customers, it may be more difficult to grow sales with them.

Additionally, it can take several months to recruit, hire, and train qualified engineering-level customer support employees. We may not be able to hire such resources fast enough to keep up with demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our products, will be adversely affected. Our failure to provide and maintain high-quality support services would have an adverse effect on our business, reputation, and results of operations.

We currently primarily rely on an inbound sales model that may not continue to be as successful as we anticipate, and the absence of a large, direct, traditional sales function may impede the growth of our business.

We currently primarily rely on an inbound sales model that may not continue to be as successful as we anticipate, and the absence of a large, direct, traditional sales function may impede our future growth. We have begun building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers. There is no guarantee however that this high-touch strategic sales team will be successful. Moreover, we are not able to predict whether the deployment of our high-touch strategic sales team may adversely affect our inbound sales model. If our efforts to sell subscriptions to new customers and to expand deployments with existing customers are not successful, our total revenue and revenue growth rate may decline and our business will suffer.

Further, as we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying, recruiting, and training such a qualified sales force would require significant time, expense and attention and would significantly impact our business model. We believe that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity.

In addition, expanding our sales infrastructure would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses, and maintain positive operating cash flow and free cash flow. Moreover, recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we continue to grow rapidly, a large percentage of our sales force will have relatively little experience working with us, our subscriptions and our business model. If our lack of a large, direct enterprise sales force limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop, and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.

The sales prices of our products may decrease, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Additionally, currency fluctuations in certain countries and regions may negatively impact actual prices that customers and partners are willing to pay in those countries and regions. Any decrease in the sales prices for our products, without a corresponding decrease in costs or increase in volume, would adversely affect our revenue and gross profit. Revenue and gross profit would also be adversely affected by a shift in mix of our subscriptions from self-managed to our SaaS offerings, which have a lower gross margin. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

We expect our revenue mix to vary over time, which could harm our gross margin and results of operations.

We expect our revenue mix to vary over time due to a number of factors, including the mix of our subscriptions for self-managed and our SaaS offerings. Due to the differing revenue recognition policies applicable to our self-managed and SaaS subscriptions, shifts in our business mix from quarter to quarter could produce substantial variation in revenue recognized. Further, our gross margins and results of operations could be harmed by changes in revenue mix and costs, together with numerous other factors, including entry into new markets or growth in lower margin markets; entry into markets with different pricing and cost structures; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our ordinary shares could decline.

The length of our sales cycle can be unpredictable, particularly with respect to sales to large customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in part on sales to new large customers and increasing sales to existing customers. The length of our sales cycle, from initial contact from a prospective customer to contractually committing to our paid subscriptions can vary substantially from customer to customer based on deal complexity as well as whether a sale is made directly by us. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our ordinary shares to decline.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademarks, copyrights, patents, contractual restrictions, and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, we make certain products, including a limited-functionality version of JFrog Artifactory, available under open source licenses, contribute other source code to open source projects under open source licenses, and release internal software projects under open source licenses, and anticipate doing so in the future. Because the source code for the open source version of JFrog Artifactory and any other software we contribute to open source projects or distribute under open source licenses is publicly available, our ability to monetize and protect our intellectual property rights with respect to such source code may be limited or, in some cases, lost entirely. Our competitors could access such source code and use it to create software and service offerings that compete with ours.

Further, the steps we take to protect our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. As of June 30, 2020, we had 11 U.S. patent applications including six pending U.S. provisional patents. There can be no assurance that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.

Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We enter into confidential, non-compete, proprietary, and inventions assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information, especially in certain states and countries, including Israel, that are less willing to enforce such agreements. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation.

We could incur substantial costs as a result of any claim of infringement, misappropriation or violation of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in the software industry. We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our products infringe, misappropriate or violate their rights, the litigation could be expensive and could divert our management resources.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate or cover the intellectual property rights that we allegedly infringe, misappropriate or violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, misappropriation or violation, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and would adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, applying interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and former employees, or be forced to litigate such claims, which could negatively affect our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Pursuant to certain agreements we do not have a cap on our liability and any payments under such agreements would harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our paid products incorporate open source software, and we expect to continue to incorporate open source software in our paid products in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our paid products. Moreover, we cannot assure you that we have not used additional open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer additional portions of our solutions for no cost, that we make available additional source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contained the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or violation due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend or subject us to an injunction. Some open source projects provided on an “as-is” basis have known vulnerabilities and architectural instabilities which, if not properly addressed, could negatively affect the performance of our product. Any of the foregoing could require us to devote additional research and development resources to re-engineer our solutions, could result in customer dissatisfaction, and may adversely affect our business, results of operations, and financial condition.

We rely on traditional web search engines to direct traffic to our website. If our website fails to rank prominently in unpaid search results, traffic to our website could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid Internet search results on traditional web search engines such as Google. The number of users we attract to our website from search engines is due in large part to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in the number of users directed to our website could reduce our revenue or require us to increase our customer acquisition expenditures.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, process, transfer, and use personal information and other data relating to users of our products, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions. For example, the data protection landscape in the European Union (“EU”) is currently evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The EU adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018, and contains numerous requirements and changes from previously existing EU laws, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other requirements, the GDPR regulates the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals under Article 82 of the GDPR).

In addition to the GDPR, the European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life. The proposed legislation, known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive. Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation is still being negotiated.

Various United States privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation or litigation resulting in potentially significant liability, loss of trust by our users, and a material and adverse impact on our reputation and business.

Additionally, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The CCPA became operative on January 1, 2020. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provide a private right of action for certain data breaches that is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. A new privacy law, the California Privacy Rights Act (“CPRA”), recently was certified by the California Secretary of State to appear on the ballot for the November 3, 2020 election. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. More generally, some observers have noted the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Further in March 2017, the United Kingdom (“U.K.”) formally notified the European Council of its intention to leave the EU pursuant to Article 50 of the Treaty on European Union (“Brexit”). The U.K. ceased to be an EU Member State on January 31, 2020, but enacted a Data Protection Act substantially implementing the GDPR, effective in May 2018, which was further amended to align more substantially with the GDPR following Brexit. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the U.K. will be regulated. Some countries also are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services.

In addition, failure to comply with the Israeli Privacy Protection Law 5741-1981, and its regulations as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the coronavirus pandemic, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

The recent global coronavirus outbreak could harm our business and results of operations.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported in China, in January 2020, the World Health Organization (“WHO”) declared it a Public Health Emergency of International Concern, and in March 2020 the WHO declared it a pandemic. This contagious disease outbreak has continued to spread across the globe and is impacting worldwide economic activity and financial markets. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate, which could negatively impact our business. In March 2020, we temporarily closed all of our offices, and enabled our entire work force to work remotely. We also suspended all travel worldwide for our employees for non-essential business. In the second quarter of 2020 we reopened offices in Israel to partial capacity and these changes remain in effect in the third quarter of 2020, and could extend to future quarters. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce was not trained to be fully remote. Our employees travel frequently to establish and maintain relationships with one another, as well as our customers, partners, and investors. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, temporarily suspending travel and doing business in person may negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, or create operational or other challenges, any of which could harm our business and results of operations. For example, as a result of COVID-19 we have experienced and expect to continue to experience an increase in the average length of sales cycles to onboard new customers, delays in new projects, and requests by some customers for extension of payment obligations, all of which adversely affect and could materially adversely impact our business, results of operations, and overall financial condition in future periods.

In addition, COVID-19 has disrupted and may continue to disrupt the operations of our customers and technology partners for an indefinite period of time, including as a result of travel restrictions and/or business shutdowns, all of which could negatively impact our business and results of operations. More generally, the COVID-19 outbreak has adversely affected economies and financial markets globally, leading to an economic downturn, which could decrease technology spending and adversely affect demand for our products and harm our business and results of operations. It is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments. In response to COVID-19 we launched our FrogCare program that provides free software development and DevOps tools to accelerate delivery for research organizations in the fight against COVID-19.

It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, as the impact will depend on future developments, which are highly uncertain and cannot be predicted.

Our international operations and expansion expose us to risk.

Our primary research and development operations are located in Israel. As of June 30, 2020, we had customers located in over 90 countries, and our strategy is to continue to expand internationally. In addition, as a result of our strategy of leveraging a distributed workforce, as of June 30, 2020, we had employees located in six countries. Our current international operations involve, and future initiatives will involve, a variety of risks, including:

•	unexpected changes in practices, tariffs, export quotas, custom duties, trade disputes, tax laws and treaties, particularly due to economic tensions and trade negotiations or other trade restrictions;

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different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	exposure to many stringent and potentially inconsistent laws and regulations relating to privacy, data protection, and information security, particularly in the European Union;

•	changes in a specific country’s or region’s political or economic conditions;

•	risks resulting from the recent outbreak of the novel coronavirus, including uncertainty regarding how the U.S. or foreign governments will act with respect to the pandemic;

•	risks resulting from changes in currency exchange rates;

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challenges inherent to efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

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risks relating to the implementation of exchange controls, including restrictions promulgated by the OFAC, and other similar trade protection regulations and measures in the United States or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

•	slower than anticipated availability and adoption of cloud and hybrid infrastructures by international businesses;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	potential changes in laws, regulations, and costs affecting our U.K operations and personnel due to Brexit;

•	limited or unfavorable intellectual property protection; and

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our international operations and expansion, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

If we are not successful in sustaining and expanding our international business, we may incur additional losses and our revenue growth could be harmed.

Our future results depend, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and foreign language translations that reflect the needs of the international clients that we target. Our ability to expand internationally involves various risks, including the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. We may also choose to conduct our international business through other partnerships. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we have incurred and may continue to incur significant expenses in advance of generating material revenue as we attempt to establish our presence in particular international markets.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We were founded in 2008. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries. If we do not address these risks successfully, our business and results of operations will be adversely affected, and the market price of our ordinary shares could decline.

Further, we have limited historical financial data and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Our business could be negatively impacted by changes in the United States political environment.

The 2016 presidential election and the 2018 congressional and state elections in the United States have resulted in significant uncertainty with respect to, and have and could further result in changes in, legislation, regulation, and government policy at the federal, state, and local levels, and the results of the 2020 presidential and congressional elections may result in significant uncertainty and changes. Any such changes could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals discussed during election campaigns and more recently that might materially impact us include, but are not limited to, changes to trade agreements, immigration policy, import and export regulations, tariffs and customs duties, income tax regulations and the federal tax code, public company reporting requirements, and antitrust enforcement. Further, an extended federal government shutdown resulting from failing to pass budget appropriations, adopt continuing funding resolutions, or raise the debt ceiling, and other budgetary decisions limiting or delaying deferral government spending, may negatively impact U.S. or global economic conditions, including corporate and consumer spending, and liquidity of capital markets. To the extent changes in the political environment have a negative impact on us or on our markets, our business, results of operation and financial condition could be materially and adversely affected in the future.

Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the EU may be a source of instability to international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, financial condition, and results of operations.

In connection with Brexit, the United Kingdom ceased to be an EU Member State on January 31, 2020, but will maintain access to the EU single market and to the global trade deals negotiated by the EU on behalf of its members, and remains subject to EU law, for a transition period ending on December 31, 2020. The suspension or further delay of Brexit beyond January 31, 2020 requires the unanimous agreement of all remaining EU member states. The ongoing uncertainty with the United Kingdom’s government and Parliament on the status of Brexit has negatively impacted the United Kingdom’s economy, and will likely continue to have a negative impact until the United Kingdom and EU reach a definitive resolution on the outstanding trade and legal matters. Any additional impact of Brexit will depend on the terms of such resolution. Even if the United Kingdom maintains access to the EU single market and trade deals following the transition period, Brexit could result in further economic downturn globally. If the United Kingdom ultimately loses access to the EU single market and trade deals, significant market and economic disruption would likely occur, our customer experience, service quality, and international operations would likely be negatively impacted, and the demand for our services could be depressed.

Additionally, we may face new regulations regarding trade, aviation, tax, security, and employees, among others, in the United Kingdom. Compliance with such regulations could be costly, negatively impacting our business, results of operations, and financial condition. Brexit could also adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the euro and the British pound.

We are subject to various governmental export control, trade sanctions, and import laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

In some cases, our software is subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including those administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, “Trade Controls”). As such, a license may be required to export or re-export our products, or provide related services, to certain countries and end-users, and for certain end-uses. Further, our products incorporating encryption functionality may be subject to special controls applying to encryption items and/or certain reporting requirements.

We have procedures in place designed to ensure our compliance with Trade Controls. We are currently working to enhance these procedures, with which failure to comply could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our products are widely distributed throughout the world and are available for download without registration. Although we have no knowledge that our activities have resulted in violations of Trade Controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, financial condition, and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of Israel, the United States, and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, we typically invoice customers for the full contract amount at the time of entering into a contract, but recognize revenue over the term of the subscription period. Applicable tax authorities may challenge our tax reporting position and may accelerate our tax obligation based on cash received, which may materially affect our financial results.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business and results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We are eligible for certain tax benefits provided to a “Preferred Technology Enterprise” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for a “Preferred Technology Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technology Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See the section titled “Taxation and Government Programs—Israeli Tax Considerations and Government Programs—Law for the Encouragement of Capital Investments, 5719-1959.”

We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

We collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion by a U.S. state or local government, or other country or jurisdiction that we should have been or should be collecting additional sales, use, value added, digital services or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2019, we had net operating loss carryforwards of $16.0 million in Israel, U.S. federal net operating loss carryforwards of $4.9 million and U.S. state net operating loss carryforwards of $12.4 million, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards.

We have acquired, and may acquire, other businesses which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies. We have in the past acquired, and expect in the future to acquire, businesses that we believe will complement or augment our existing business. For example, in February 2019 we acquired 100% of the shares of Shippable Inc., a privately held cloud-based continuous integration and delivery platform. The identification of suitable acquisition candidates is difficult, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy, we may be subject to claims or liabilities assumed from an acquired company, product, or technology, and any acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts. In addition, if we are unsuccessful at integrating future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully.

We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of our ordinary shares. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. The occurrence of any of these risks could harm our business, results of operations, and financial condition.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and could harm our business.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and operating cash flow will be sufficient to meet our cash needs for the next twelve months, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our ordinary shares, and our shareholders may experience dilution.

If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products;

•	continue to expand our research and development and sales and marketing organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations in the United States or internationally;

•	hire, train, and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to have sufficient capital to do any of these things could harm our business, financial condition, and results of operations.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and possibly other anti-bribery and anti-money laundering laws in countries outside of the United States in which we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

We sometimes leverage third parties to sell our products and conduct our business abroad. We and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Any allegations or violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for successor liability for FCPA violations committed by companies in which we invest or that we acquire. As a general matter, investigations, enforcement actions and sanctions could harm our reputation, business, results of operations, and financial condition.

A minor portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change, thereby restricting our ability to sell into the U.S. federal government, U.S. state government, or non-U.S. government sectors until we have attained the revised certification. Government demand and payment for our products may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Additionally, any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products.

Additionally, we rely on certain partners to provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If our partners do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional products to new and existing government entity customers would be adversely affected and our reputation could be damaged.

Government entities may have statutory, contractual, or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, results of operations, and financial condition. We have a number of our employees and executive officers located in the San Francisco Bay Area, a region known for seismic activity and increasingly, wildfires. In the event our or our partners abilities are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular quarter. In addition, acts of terrorism, pandemics, such as the outbreak of the novel coronavirus or another public health crisis, protests, riots and other geo-political unrest could cause disruptions in our business or the business of our partners, customers, or the economy as a whole. Any disruption in the business of our partners or customers that affects sales in a given fiscal quarter could have a significant adverse impact on our quarterly results for that and future quarters. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional currency is the U.S. dollar and our revenue and expenses are primarily denominated in U.S. dollars. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses, are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS. We currently utilize foreign currency contracts, with financial institutions to protect against foreign exchange risks, mainly the exposure to changes in the exchange rate of the NIS against the U.S. dollar that are associated with future cash flows denominated in NIS.

In addition, increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. To date, we have entered into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to continue to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of a transaction price among various performance obligations, the estimated customer life on deferred contract acquisition costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities, including accounting and fair value of derivatives, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and property and equipment, share-based compensation including the determination of the fair value of our ordinary shares, and the valuation of deferred tax assets and uncertain tax positions.

We are exposed to credit risk and fluctuations in the market values of our investment portfolio.

Given the global nature of our business we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk, or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.

Risks Related to Our Ordinary Shares

The market price for our ordinary shares may be volatile or may decline regardless of our operating performance.

The market price of our ordinary shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The concentration of our share ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities together beneficially owned approximately 85.8% of our ordinary shares outstanding as of June 30, 2020. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including matters such as adoption of the financial statements, declarations of dividends, the appointment and dismissal of directors, capital increases, amendment to our articles of associations, and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

In addition, three of our non-executive directors are affiliated with holders of greater than 5% of our ordinary shares.

No public market for our ordinary shares currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our ordinary shares currently exists. An active public trading market for our ordinary shares may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active trading market may also reduce the fair value of your shares. An inactive market may also impair our ability to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely upon the judgment of our management with respect to the use of proceeds. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of our ordinary share.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares is substantially higher than the pro forma net tangible book value per ordinary share immediately after this offering. If you purchase ordinary shares in this offering, you will suffer immediate dilution of $38.94 per share, or $38.26 per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of our ordinary shares in this offering and the initial public offering price of $44.00 per share.

This dilution is due to the substantially lower price paid by our investors who purchased ordinary shares prior to this offering as compared to the price offered to the public in this offering, and any previous exercise of options granted to our service providers. In addition, as of June 30, 2020, options to purchase 13,743,426 ordinary shares with a weighted-average exercise price of $3.97 per share were outstanding as well as 199,295 issuable ordinary shares upon satisfaction of service-based vesting conditions. The exercise of any of these options or issuance of these contingent ordinary shares would result in additional dilution. See the section titled “Dilution” for additional information.

Future sales of substantial amounts of our ordinary shares in the public markets, or the perception that they might occur, could reduce the price that our ordinary shares might otherwise attain.

Future sales of a substantial number of ordinary shares in the public market, particularly sales by our directors, executive officers, and significant shareholders, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price that you deem appropriate.

All of our directors and officers and the holders of approximately 88% of our outstanding ordinary shares and share options are subject to lock-up agreements that restrict their ability to transfer shares of our capital shares for 180 days from the date of this prospectus, subject to certain exceptions; provided that such restricted period will end with respect to 25% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (1) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (2) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; and provided further that, if 90 days after the date of this prospectus occurs within five trading days of a regular quarterly trading black-out period under our insider trading policy, the above referenced early expiration period will be the sixth trading day immediately preceding the commencement of such trading black-out period. In addition, with respect to shares not released as a result of such early release, if the 180th day after the date of this prospectus occurs within five trading days of a regular quarterly trading black-out period under our insider trading policy, the lock-up period will expire on the sixth trading day immediately preceding the commencement of such trading black-out period. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, permit our shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the ordinary shares subject to these lock-up agreements will become eligible for sale upon expiration of the 180-day lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Certain holders of our securities representing approximately 12% of our outstanding ordinary shares and share options, who are primarily former employees, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. These market standoff agreements do not allow for any early releases or black-out period related releases described above. However, the market standoff agreements do not prohibit these holders from pledging or hedging activities with respect to our securities.

In addition, holders of an aggregate of approximately 80,675,175 ordinary shares, based on shares outstanding as of June 30, 2020 (after giving effect to the automatic conversion of all outstanding convertible preferred shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering), are entitled to rights with respect to registration of these shares under the Securities Act pursuant to our amended and restated investors’ rights agreement. If these holders of our ordinary shares, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our ordinary shares. We have also registered the offer and sale of all ordinary shares that we may issue under our equity compensation plan.

The issuance of additional shares in connection with financings, acquisitions, investments, our share incentive plans or otherwise will dilute all other shareholders.

Our amended and restated articles of association authorize us to issue up to 500 million ordinary shares and up to 50 million preference shares with such rights and preferences as included in our articles of association. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders unless pre-emptive rights exist and cause the market price of our ordinary shares to decline.

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. See the section titled “Description of Share Capital and Articles of Association—Acquisitions Under Israeli Law.”

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, and the regulations, guidelines, rules, procedures, and benefit tracks thereunder, collectively, the Innovation Law, to which we are subject due to our receipt of grants from the Israeli National Authority for Technological Innovation, or the Israeli Innovation Authority (the “IIA”), a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of means of control of our company which transforms any non-Israeli citizen or resident into an “interested party,” as defined in the Israeli Securities Law, and such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

Our amended and restated Articles of Association provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, shareholders, officers, or other employees.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated Articles of Association.

Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of U.S. federal securities laws in the types of lawsuits to which they apply, the exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees. Our shareholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our amended and restated Articles of Association to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our company, our share price would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our share price or trading volume to decline.

Our management team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our management team have no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. We intend to invest resources to comply with evolving laws, regulations, and standards, and these new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business, results of operations, and financial condition may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year after the first anniversary of our initial public offering in which the market value of our ordinary shares held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act (“Section 404”) and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our ordinary shares.

U.S. Holders of our ordinary shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-U.S. corporation will generally be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (the “PFIC income test”) or (2) at least 50% of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income (the “PFIC asset test”). For purposes of the PFIC asset test, the value of our assets will generally be determined by reference to the fair market value of our assets, including goodwill and other unbooked intangibles. Based on our past and current projections of our income and assets, we do not expect to be a PFIC for the current taxable year or for the foreseeable future. Nevertheless, a separate factual determination as to whether we are or have become a PFIC must be made each year (after the close of such year). Since our projections may differ from our actual business results and our market capitalization and value of our assets may fluctuate, we cannot assure you that we will not be or become a PFIC in the current taxable year or any future taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation and Government Programs—U.S. Federal Income Taxation”) holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Each U.S. Holder is strongly urged to consult its tax advisor regarding the application of these rules and the availability of any potential elections. See the section titled “Taxation and Government Programs—U.S. Federal Income Taxation.”

If a U.S. person is treated as owning at least 10% of our shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with such reporting requirements could result in adverse tax effects for United States shareholders and potentially significant monetary penalties. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned obligations. A United States shareholder should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a gain on their investment except by selling sell such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of Share Capital and Articles of Association—Dividend and Liquidation rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Taxation and Government Programs” for additional information.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from our offices that are located in Netanya and Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, the Group’s business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States. Most of our assets and those of our non-U.S. directors and officers are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel, that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers or directors reasoning that Israeli is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. For more information, see the section titled “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

Our research and development efforts were financed, in part, through grants from the IIA. From our inception through 2015, we conducted projects with the IIA’s support and received grants totaling $1.2 million from the IIA and repaid to the IIA $1.3 million (the entire amount of the grants and accrued interest).

The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (“LIBOR”), announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2021. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA.

The Innovation Law requires, inter alia, that the products developed as part of the programs under which the grants were given be manufactured in Israel and restricts the ability to transfer know-how funded by IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or development outside of Israel in the future.

Transfer of IIA know-how created, in whole or in part, in connection with an IIA-funded project, to a third party outside Israel requires prior approval and is subject to payment to the IIA of a redemption fee calculated according to a formula provided under the Innovation Law. Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee. In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity, to the extent applicable, outside of Israel) as a condition to IIA approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses (including changes in, research and development, sales and marketing, and general and administrative expenses), operating cash flow and free cash flow, and our ability to achieve, and maintain, future profitability;

•	market acceptance of our products;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to maintain and expand our customer base, including by attracting new customers;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to maintain the security and availability of our software;

•	our ability to maintain or increase our net dollar retention rate;

•	our ability to develop new products, or enhancements to our existing products, and bring them to market in a timely manner;

•	our business model and our ability to effectively manage our growth and associated investments;

•	beliefs and objectives for future operations, including regarding our market opportunity;

•	our relationships with third parties, including our technology partners and cloud providers;

•	our ability to maintain, protect, and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	the attraction and retention of qualified employees and key personnel;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	our ability to comply with laws and regulations that currently apply or become applicable to our business in Israel, the United States and internationally;

•	our expectations about the impact of natural disasters, public health epidemics, such as the coronavirus, protests or riots on our business, results of operations and financial condition;

•	our use of the net proceeds from this offering; and

•	the future trading prices of our ordinary shares.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET AND OTHER DATA

This prospectus includes industry and market data, estimates and forecasts that we obtained from industry publications and research, surveys, studies conducted by third parties as well as other information based on our internal sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Evans Data Corporation, Inc., Worldwide Professional Developer Population of 24 Million Projected to Grow Amid Shifting Geographical Concentrations (May 2019)

•	International Data Corporation, Inc., Market Forecast: Worldwide DevOps Software Tools Forecast, 2020-2024 (July 2020) US45188520

•	International Data Corporation, Inc., FutureScape: Worldwide Developer and DevOps 2020 Predictions (December 2019)

•	S&P Global Market Intelligence Database (February 2020)

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our ordinary shares in this offering will be approximately $322.1 million, based upon the initial public offering price of $44.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds to us would be approximately $393.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ordinary shares in this offering by the selling shareholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, including Israeli laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. See the section titled “Description of Share Capital and Articles of Association—Key Provisions of Our Articles of Association and Israeli Law Affecting our Ordinary Shares—Dividend and Liquidation Rights” for further details on the limitations on our ability to declare and pay dividends.

On July 31, 2018, our board of directors and shareholders approved the amendment and restatement of our articles of association to effect a five-for-one share split of our ordinary shares and convertible preferred shares in the form of bonus shares. See the section titled “Summary of Significant Accounting Policies—Issuance of Bonus Shares” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information on our five-for-one share split.

Payment of dividends may be subject to Israeli withholding taxes. See the section titled “Taxation and Government Programs—Tax Benefits under the 2011 Amendment” for additional information.

CAPITALIZATION

The following table sets forth cash, cash equivalents, and short-term investments, as well as our capitalization, as of June 30, 2020 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to the (1) the adoption of our amended and restated articles of association, (2) the conversion of all of our outstanding convertible preferred shares into ordinary shares, each of which will occur automatically immediately prior to the completion of this offering, and (3) the vesting of 138,400 restricted share units pursuant to the CEO RSU Award; and

•

on a pro forma as adjusted basis, to give effect to the adjustments described above and the issuance and sale of 8,000,000 shares by us in this offering and our receipt of the estimated net proceeds from such issuance and sale based on an initial public offering price of $44.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash, cash equivalents, and short-term investments	$170,643	$170,643	$495,369

Convertible preferred shares, NIS 0.01 par value per share, 52,063,647 shares authorized, 52,063,647 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	175,844	—	—
Shareholders’ (deficit) equity
Preferred shares, NIS 0.01 par value per share; no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Ordinary shares, NIS 0.01 par value per share; 101,314,353 shares authorized, 28,473,128 shares issued and outstanding, actual; 500,000,000 shares authorized, 80,675,175 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 88,675,175 shares issued and outstanding, pro forma as adjusted	81	224	247
Additional paid-in capital	37,479	218,564	540,601
Accumulated other comprehensive income	789	789	789
Accumulated deficit	(65,810)	(71,194)	(71,194)

Total shareholders’ (deficit) equity	(27,461)	148,383	470,443

Total capitalization	$148,383	$148,383	$470,443

If the underwriters’ over-allotment option is exercised in full, pro forma as adjusted cash, cash equivalents, and short-term investments, additional paid-in capital, total shareholders’ (deficit) equity, total capitalization, and ordinary shares outstanding as of June 30, 2020 would be $566.4 million, $611.6 million, $541.4 million, $541.4 million, and 90,410,407 shares, respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 80,675,175 ordinary shares outstanding (after giving effect to the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,063,647 ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering) as of June 30, 2020, and exclude the following:

•	13,743,426 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of June 30, 2020, with a weighted-average exercise price of $3.97 per share;

•	199,295 ordinary shares issuable upon satisfaction of service-based vesting conditions;

•	529,195 ordinary shares issuable upon satisfaction of service and performance-based vesting conditions pursuant to the CEO RSU Award; and

•	13,338,336 ordinary shares reserved for future issuance under our equity compensation plans, consisting of:

¡	2,138,336 ordinary shares originally reserved for future issuance under our 2011 Plan that are now reserved for issuance under our 2020 Plan upon the completion of this offering;

¡	9,100,000 ordinary shares reserved for future issuance under our 2020 Plan; and

¡	2,100,000 ordinary shares reserved for future issuances under our ESPP.

Our 2020 Plan provides for annual automatic increases in the number of ordinary shares reserved thereunder, and our 2020 Plan also provides for increases to the number of ordinary shares that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

Our ESPP provides for annual automatic increases in the number of ordinary shares reserved thereunder as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per share immediately after this offering.

As of June 30, 2020, our pro forma net tangible book value was $126.2 million, or $1.56 per share. Pro forma net tangible book value per ordinary share represents our total tangible assets minus total liabilities, divided by the total number of ordinary shares outstanding as of June 30, 2020, after giving effect to the automatic conversion of all of our outstanding convertible preferred shares into ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering.

Without taking into account any other changes in pro forma net tangible book value after June 30, 2020, other than giving effect to our sale of 8,000,000 ordinary shares in this offering at the initial public offering price of $44.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2020 would have been $448.3 million, or $5.06 per share. This represents an immediate increase in pro forma net tangible book value of $3.49 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $38.94 per share to investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per ordinary share basis:

Initial public offering price per share		$44.00
Pro forma net tangible book value per share as of June 30, 2020	$1.56
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	3.49

Pro forma as adjusted net tangible book value per share immediately after this offering		5.06

Dilution in pro forma net tangible book value per share to new investors in this offering		$38.94

If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $5.74 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $38.26 per share.

The following table presents, as of June 30, 2020 (after giving effect to the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,063,647 ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering), the differences between the existing shareholders and the new investors purchasing ordinary shares in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our ordinary shares and the average price per share paid or to be paid to us at the initial public offering price of $44.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average per share
	Number	Percent	Amount	Percentage	($)
			(in thousands)
Existing Shareholders	80,675,175	91.0%	$164,701	31.9%	$2.04
New Investors	8,000,000	9.0	352,000	68.1	$44.00

Total	88,675,175	100.0%	$516,701	100.0%

Sales of our ordinary shares by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 77,106,957, or 87.0% of the total number of ordinary shares outstanding following the completion of this offering, and will increase the number of shares held by new investors purchasing shares in this offering to 11,568,218 shares, or 13.0% of the total number of ordinary shares outstanding following the completion of this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option were exercised in full, our existing shareholders would own 85.3% and our new investors would own 14.7% of the total number of ordinary shares outstanding upon completion of this offering.

The number of ordinary shares that will be outstanding after this offering is based on 80,675,175 ordinary shares outstanding (after giving effect to the automatic conversion of all outstanding convertible preferred shares into an aggregate of 52,063,647 ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award immediately prior to the completion of this offering) as of June 30, 2020, and excludes the following:

•	13,743,426 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding as of June 30, 2020, with a weighted-average exercise price of $3.97 per share;

•	199,295 ordinary shares issuable upon satisfaction of service-based vesting conditions;

•	529,195 ordinary shares issuable upon satisfaction of service and performance-based vesting conditions pursuant to the CEO RSU Award; and

•	13,338,336 ordinary shares reserved for future issuance under our equity compensation plans, consisting of:

¡	2,138,336 ordinary shares originally reserved for future issuance under our 2011 Plan that are now reserved for future issuance under our 2020 Plan upon the completion of this offering;

¡	9,100,000 ordinary shares reserved for future issuance under our 2020 Plan; and

¡	2,100,000 ordinary shares reserved for future issuances under our ESPP.

Our 2020 Plan provides for annual automatic increases in the number of ordinary shares reserved thereunder, and our 2020 Plan also provides for increases to the number of ordinary shares that may be granted thereunder based on shares under our 2011 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

Our ESPP provides for annual automatic increases in the number of ordinary shares reserved thereunder as more fully described in the section titled “Executive Compensation—Employee Benefits and Equity Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the selected consolidated balance sheet data as of June 30, 2020 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The last day of our fiscal year is December 31.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Revenue:
Subscription—self-managed and SaaS	$56,054	$94,606	$41,680	$63,458
License—self-managed	7,478	10,110	4,435	5,794

Total subscription revenue	63,532	104,716	46,115	69,252
Cost of revenue:
Subscription—self-managed and SaaS(1)	10,393	19,201	8,211	12,665
License—self-managed(2)	318	834	362	428

Total cost of revenue—subscription	10,711	20,035	8,573	13,093

Gross profit	52,821	84,681	37,542	56,159

Operating expenses:
Research and development(1)(3)	25,861	29,730	13,099	19,071
Sales and marketing(1)(2)(3)	34,972	44,088	19,742	27,905
General and administrative(1)(3)	18,843	17,800	7,883	9,944

Total operating expenses	79,676	91,618	40,724	56,920

Operating loss	(26,855)	(6,937)	(3,182)	(761)
Interest and other income, net	1,310	3,171	1,822	1,138

Income (loss) before income taxes	(25,545)	(3,766)	(1,360)	377
Provision for income taxes	470	1,628	709	803

Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)

Net loss per share attributable to ordinary shareholders, basic and diluted(4)	$(1.00)	$(0.20)	$(0.08)	$(0.02)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted(4)	26,102,551	27,130,209	26,582,715	28,247,005

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(4)		$(0.07)		$(0.01)

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)(4)		79,193,856		80,310,652

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$358	$536	$197	$339
Research and development	9,876	3,642	1,027	1,696
Sales and marketing	6,650	3,089	812	1,770
General and administrative	3,283	2,103	610	934

Total share-based compensation expense	$20,167	$9,370	$2,646	$4,739

Share-based compensation for the years ended December 31, 2018 and 2019 included compensation expense of $17.7 million and $3.3 million, respectively, related to secondary sales of ordinary shares by certain of our employees.

(2)	Includes amortization expense of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: license—self-managed	$318	$834	$362	$428
Sales and marketing	107	695	331	364

Total amortization expense of acquired intangible assets	$425	$1,529	$693	$792

(3)	Includes acquisition-related costs as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Research and development	$96	$1,223	$533	$699
Sales and marketing	207	420	180	228
General and administrative	468	342	342	—

Total acquisition-related costs	$771	$1,985	$1,055	$927

(4)

See Notes 2 and 14 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to ordinary shareholders and the weighted-average number of shares used in the computation of the per share amounts.

	December 31,		June 30, 2020
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$177,878	$39,150	$26,461
Short-term investments	—	127,331	144,182
Working capital	140,622	112,928	117,074
Total assets	217,103	238,040	247,900
Deferred revenue, current and noncurrent	70,170	82,305	82,934
Convertible preferred shares	175,844	175,844	175,844
Accumulated deficit	(59,990)	(65,384)	(65,810)
Total shareholders’ deficit	(38,677)	(33,434)	(27,461)

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe that free cash flow, a non-GAAP financial measure, is useful in evaluating the performance of our business. Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. The following table summarizes our net cash provided by operating activities and free cash flow for the periods presented.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash provided by operating activities	$8,562	$10,004	$415	$5,864

Free cash flow	$6,487	$8,201	$(672)	$4,358

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a reconciliation of free cash flow to the most directly comparable financial measures calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

JFrog’s vision is to power a world of continuously updated, version-less software—we call this Liquid Software.

We provide an end-to-end, hybrid, universal DevOps Platform to achieve CSRM. Our leading CSRM platform enables organizations to continuously deliver software updates across any system. Our platform is the critical bridge between software development and deployment of that software, paving the way for the modern DevOps paradigm. We enable organizations to build and release software faster and more securely while empowering developers to be more efficient. As of June 30, 2020, approximately 5,800 organizations, including all of the top 10 technology organizations, 8 of the top 10 financial services organizations, 9 of the top 10 retail organizations, 8 of the top 10 healthcare organizations, and 7 of the top 9 telecommunications organizations in the Fortune 500 have adopted JFrog, embarking on their journey towards Liquid Software.

Since our founding in 2008, we have consistently focused on innovation, allowing us to achieve significant product and customer milestones:

Recent Developments

The COVID-19 pandemic has resulted in travel restrictions, prohibitions of non-essential activities, disruption and shutdown of certain businesses, and greater uncertainty in global financial markets. Such conditions are creating disruption in global supply chains, increasing rates of unemployment, and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a global economic slowdown.

As of the date of this prospectus, the full impact of the COVID-19 pandemic on the global economy and the extent to which the COVID-19 pandemic may impact our financial condition or results of operations remain uncertain. Furthermore, because of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.

As a result of the COVID-19 pandemic, we have experienced slowed growth. We expect to experience slowed growth and decline in new customer orders for our platform and lower demand from our existing customers for upgrades within our platform, primarily due to changes in customer spend patterns and IT budgets. We have experienced and expect to continue to experience an increase in the average length of sales cycles, delays in new projects, and requests for extensions of payment obligations by current customers, all of which have adversely affected and could materially adversely impact our business, results of operations, and overall financial condition in future periods. The extent and continued impact of the COVID-19 pandemic on our operational and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; its impact on the health and welfare of our employees and their families; its impact on our customers and our sales cycles; its impact on customer, industry, or technology-based community events; delays in onboarding new employees; and effects on our partners, some of which are uncertain, difficult to predict, and not within our control. General economic conditions and disruptions in global markets due to the COVID-19 pandemic and other global events may also affect our future performance.

In response to the COVID-19 pandemic, in the first quarter of 2020, we temporarily closed all of our offices, enabled our entire work force to work remotely and implemented travel restrictions for non-essential business. In the second quarter of 2020 we reopened our offices in Israel to partial capacity. These changes remain in effect in the third quarter of 2020 and could extend into future quarters. The impacts, if any, of these and any additional operational changes we may implement are uncertain. The changes we have implemented to date have not affected and are not expected to materially affect our ability to maintain operations, including financial reporting systems, internal control over financial reporting, and disclosure controls and procedures.

To illustrate the performance of our business during the COVID-19 pandemic, we are making certain one-time disclosures.

Our gross dollar retention rate was 98% in both the first and second quarters of 2020, indicating consistent and strong renewal rates from our existing customer base. Due to the impact from COVID-19, our net dollar retention rate declined and growth in total ARR slowed down. Our net dollar retention rate for the second quarter of 2020 as a standalone period was 133%, resulting in our trailing four quarter net dollar retention rate declining from 142% to 139% from year end 2019 to the second quarter of 2020, and we expect our trailing four quarter net dollar retention rate to decline further in the near term due to the impact of the COVID-19 pandemic. Our total ARR grew 56% and 45% year-over-year during the first and second quarters of 2020, compared to 63% and 66% year-over-year growth during the first and second quarters of 2019, respectively. While our total ARR continued to grow during such periods, the decrease in the year-over-year growth rate of ARR in the second quarter of 2020 was due to a substantial decrease in new ARR from existing and new customers during the second quarter of 2020 relative to 2019, primarily as a result of the COVID-19 pandemic.

While the second quarter of 2020 saw headwinds due to COVID-19, we have also seen signals that indicate the acceleration of secular trends in support of digital transformation, DevOps, and the transition to cloud. Revenue from our SaaS offering accelerated in the first half of 2020, with approximately 70% year-over-year growth. We also generated a record number of new business leads during the second quarter of 2020, and our 2020 virtual swampUP conference attracted a record number of attendees. We believe these factors show that long-term demand for our offerings remains strong.

See the section titled “Risk Factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.

Business Model

We have designed our subscription structure and go-to-market strategy to align our growth with the success of our customers. Our business model benefits from our ability to serve the needs of all customers, from individual software developers and IT operators to the largest organizations, in a value-oriented manner. All references to our customers included in this prospectus refer to paying customers.

Subscriptions

We generate revenue from the sale of subscriptions to customers. Our paid subscription tiers include JFrog Pro, JFrog Pro X, JFrog Enterprise, and JFrog Enterprise Plus.

•	JFrog Pro. JFrog Pro provides access to a universal version of JFrog Artifactory and ongoing updates, upgrades, and bug fixes.

•	JFrog Pro X. JFrog Pro X provides the same features as JFrog Pro with the addition of JFrog Xray and SLA support.

•

JFrog Enterprise. JFrog Enterprise provides the same features as JFrog Pro with the addition of High Availability cluster configuration, multi-site replication, and JFrog Mission Control, enabling larger, enterprise-scale deployments, and SLA support. Additionally, customers have the option to add a High Availability (“HA”) version of JFrog Xray to the JFrog Enterprise subscription.

•

JFrog Enterprise Plus. JFrog Enterprise Plus provides the same features as JFrog Enterprise, including JFrog Xray HA, with the addition of JFrog Pipelines, JFrog Insight, JFrog Distribution, and JFrog Artifactory Edge. JFrog Enterprise Plus is our full platform subscription option, delivering our entire suite of products and functionality.

All of our subscription tiers are available for self-managed deployments, where our customers deploy and manage our products across their public cloud, on-premise, private cloud, or hybrid environments, as well as JFrog-managed public cloud deployments, which we refer to as our SaaS subscriptions. Self-managed subscriptions are priced based on number of servers, while SaaS subscriptions are priced based on consumption of storage and data transfer. SaaS subscriptions come with minimum annual usage commitments, while SaaS JFrog Pro and JFrog Pro X subscriptions also come with a minimum monthly fee, which includes basic usage. We offer an unlimited number of user seats for every subscription tier and deployment type, in order to encourage usage and align pricing with tangible value delivery. Due to ease of use, none of our subscriptions require the use of professional services. For the six months ended June 30, 2020, 20% of our revenue came from SaaS subscriptions, compared to 18% for the six months ended June 30, 2019. For the year ended December 31, 2019, 18% of our revenue came from SaaS subscriptions, compared to 15% for the year ended December 31, 2018.

Our self-managed subscriptions are offered on an annual and multi-year basis, and our SaaS subscriptions are offered on an annual basis, with the exception of certain SaaS subscriptions, which are also offered on a monthly basis. Our self-managed subscriptions are billed primarily in advance. Our SaaS annual subscriptions are billed in advance for the minimum annual usage commitments, and if exceeded, monthly thereafter. Our monthly SaaS subscriptions are billed monthly. For the six months ended June 30, 2020, approximately 85% of our revenue came from subscriptions that provide our customers with access to multiple products, compared to approximately 83% for the six months ended June 30, 2019. For the year ended December 31, 2019, approximately 85% of our revenue came from subscriptions that provide our customers with access to multiple products, compared to approximately 83% for the year ended December 31, 2018. For the six months ended June 30, 2020, approximately 16% of our revenue came from Enterprise Plus subscription, compared to approximately 8% for the six months ended June 30, 2019. For the year ended December 31, 2019, approximately 10% of our revenue came from Enterprise Plus subscription, compared to approximately 2% for the year ended December 31, 2018. The growth in revenue from our Enterprise Plus subscription, which was first launched in May 2018, demonstrates the increased demand for our end-to-end solutions for customers’ entire CSRM workflows.

We have an unwavering commitment to the software developer and IT operator communities, and show this commitment by offering varying forms of free access to our products in addition to the paid subscriptions described above. This free access takes the form of free trials, freemium offerings, and open source software, and helps generate demand for our paid offerings within the software developer and IT operator communities.

•

Free Trials. We offer time-limited free trials of our platform that allow prospective customers to test the full functionality of a JFrog subscription within their environments or through our SaaS offering for a limited period. At the end of this trial period, these prospective customers either have to pay for a subscription or lose access.

•

Freemium. Our freemium offerings include JFrog Container Registry and our C++ repository, which allow software developers and IT operators to test limited versions of our products before upgrading to versions with additional capabilities. Community free services include community centers for Go, C++ and Helm Charts. Developers can access significant functionality of the JFrog Platform in a free cloud tier available on all major cloud providers.

•

Open Source. Our open source offering is a limited functionality version of JFrog Artifactory that only supports Java-based packages, and also lacks other features required for organization-wide adoption by DevOps teams.

Go-to-Market Model

We have a bottom-up, community-focused approach to driving increased usage of our products, in which we focus on demonstrating the value that our products can provide to software developers and IT operators before their respective organizations become customers. We strive to make software developers and IT operators more efficient, effective, and productive, and create champions of JFrog in the process. Our consistent product innovation, thought leadership in CSRM, and knowledge sharing with software developer and IT operator communities engender trust that fuels increased usage of our products. Our support for public cloud, on-premise, private cloud, and hybrid deployments and extensive technology integrations enable user freedom of choice that reduces friction of adoption. Our free trials, freemium offerings, and open source software options provide low-friction entry points for prospective customers, who often upgrade to paid and higher-tiered subscriptions as they increase their usage of our products through the identification of new use cases, the need for additional functionality, or the adoption of our products by new teams or in new geographies. Additionally, our customer support personnel provide extensive engineering-level support directly to software developers and IT operators, ensuring those individuals who use our products are set up to succeed.

To date, we have not deployed a significant outbound sales force, relying primarily on our self-service and inbound sales model. Recently, we have begun building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers.

As of June 30, 2020, we had a global customer base of approximately 5,800 organizations across all industries and sizes, including over 75% of Fortune 100 organizations, increasing from approximately 5,600 organizations as of December 31, 2019. For the six months ended June 30, 2020, our 10 largest customers represented approximately 8% of our total revenue and no single customer accounted for more than 2% of our total revenue. For the six months ended June 30, 2020, 36% of our revenue was generated from customers outside of the United States.

Our business has experienced rapid growth and is capital efficient, as demonstrated by our maintaining of positive operating cash flow and free cash flow for each of the last five years. Since inception, we have raised $162.1 million of primary capital and we had $170.6 million of cash, cash equivalents, and short-term investments as of June 30, 2020. We generated revenue of $46.1 million and $69.3 million for the six months ended June 30, 2019 and 2020, respectively, representing a growth rate of 50%. We generated revenue of $63.5 million and $104.7 million for the years ended December 31, 2018 and 2019, respectively, representing a growth rate of 65%. Our net loss was $2.1 million and $0.4 million for the six months ended June 30, 2019 and 2020, respectively. Our net loss was $26.0 million and $5.4 million for the years ended December 31, 2018 and 2019, respectively. We generated operating cash flow of $0.4 million and $5.9 million for the six months ended June 30, 2019 and 2020, respectively. We generated operating cash flow of $8.6 million and $10.0 million for the years ended December 31, 2018 and 2019, respectively. Our free cash flow was $(0.7) million and $4.4 million for the six months ended June 30, 2019 and 2020, respectively. Our free cash flow was $6.5 million and $8.2 million for the years ended December 31, 2018 and 2019, respectively.

Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including the following:

Extending Our Technology Leadership

We intend to continue to enhance our platform by developing new products and expanding the functionality of existing products to maintain our technology leadership. Since our initial launch of JFrog Artifactory, we have released several additional products that together create a unified platform for CSRM.

We invest heavily in integrating our products with the major package technologies so that our products can be easily adopted in any development environment. We believe that these integrations increase the value of our platform to our customers, as they provide freedom of choice for software developers and IT operators and help avoid vendor lock-in. We intend to expend additional resources in the future to continue introducing new products, features, and functionality.

Expanding Usage by Existing Customers

We believe that there is a significant opportunity for growth with many of our existing customers. Many customers purchase our products through self-service channels and often materially expand their usage over time. Increased engagement with our products provides our support and customer success teams opportunities to work directly with customers and introduce them to additional products and features, as well as drive usage of our products across large teams and more broadly across organizations. In order for us to continue to expand usage within our existing customers we will need to maintain engineering-level customer support, and continue to introduce new products and features that are responsive to our customers’ needs.

We quantify our expansion across existing customers through our net dollar retention rate. Our net dollar retention rate compares our annual recurring revenue (“ARR”) from the same set of customers across comparable periods. Our ARR includes monthly subscription customers, so long as we generate revenue from these customers. We annualize our monthly subscriptions by taking the revenue we would contractually expect to receive from such customers in a given month and multiplying it by 12. We calculate net dollar retention rate by first identifying customers (the “Base Customers”), which were customers in the last month of a particular quarter (the “Base Quarter”). We then calculate the contracted ARR from these Base Customers in the last month of the same quarter of the subsequent year (the “Comparison Quarter”). This calculation captures upsells, contraction, and attrition since the Base Quarter. We then divide total Comparison Quarter ARR by total Base Quarter ARR for Base Customers. Our net dollar retention rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters. Our net dollar retention rate may fluctuate as a result of a number of factors, including the level of penetration within our customer base, expansion of products and features, and our ability to retain our customers. As of June 30, 2019 and 2020, our net dollar retention rate was 141% and 139%, respectively, and as of December 31, 2018 and 2019, our net dollar retention rate was 139% and 142%, respectively, demonstrating the efficiency of our business model.

Furthermore, our gross dollar retention rate was 98% as of June 30, 2019 and 2020. Our gross dollar retention rate was also 98% as of December 31, 2018 and 2019. We calculate gross dollar retention rate by first calculating Base Quarter ARR for Base Customers minus ARR attrition for those customers between the Base Quarter and the Comparison Quarter, divided by their contracted Base Quarter ARR. ARR attrition for those customers for each quarter is calculated by identifying any customer that has zero ARR at the end of the Comparison Quarter, but had positive ARR in the Base Quarter, and aggregating the dollars of ARR generated by each such customer in the Base Quarter. Our gross dollar retention rate reflects only customer losses and does not reflect customer expansion or contraction. Our gross dollar retention rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters.

We focus on growing the number of large customers as a measure of our ability to scale with our customers and attract larger organizations to adopt our products. As of June 30, 2020, 286 of our customers had ARR of $100,000 or more, accounting for 48% of our ARR. As of December 31, 2018, 131 of our customers had ARR of $100,000 or more, increasing to 234 customers as of December 31, 2019, accounting for 38% and 45% of our ARR, respectively. As of June 30, 2020, we had eight customers with ARR of at least $1.0 million. We had one customer with ARR of at least $1.0 million as of December 31, 2018, increasing to seven customers with ARR of at least $1.0 million as of December 31, 2019.

Acquiring New Customers

We believe there is a significant opportunity to grow the number of customers that use our platform. As of June 30, 2020, approximately 27% of the Forbes Global 2000 were JFrog customers. Our results of operations and growth prospects will depend in part on our ability to attract new customers. To date, we have relied on our self-service and inbound sales model to attract new customers. Prospective customers can evaluate and adopt our products through our free trials, freemium offerings, and open source software options. The costs associated with providing these free trials, freemium offerings, and open source software options are included in sales and marketing. While we believe we have a significant market opportunity that our platform addresses, we will need to continue to invest in customer support, sales and marketing, and research and development in order to address this opportunity.

Additionally, we believe our products address the software release needs of customers worldwide, and we see international expansion as a major opportunity. We have been operating and selling our products in international markets since our inception. While we believe global demand for our products will continue to increase as international market awareness of our brand grows, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems, and commercial markets.

Cohort Analysis

We have a history of attracting new customers and generally increasing their annual spend with us over time. Specifically, the chart below illustrates this expansion by presenting the total ARR from each customer cohort over the years presented. Each cohort represents customers who made their initial purchase from us in a given year. For example, the year 2015 cohort represents all customers who made their initial purchase from us between January 1, 2015 and December 31, 2015. For this analysis, we define ARR as the subscription revenue we would contractually expect to receive from those customers over the following 12 months, assuming no increases or reductions in their subscriptions. ARR from customers in the 2011 cohort, 2012 cohort, 2013 cohort, 2014 cohort, 2015 cohort, 2016 cohort, 2017 cohort, and 2018 cohort in 2019 represent an increase over each cohort’s initial aggregate ARR by 13.2x, 14.6x, 7.9x, 6.6x, 4.3x, 2.9x, 2.0x, and 1.4x, respectively. On average, our customer cohorts have expanded by approximately 3.0x within the first three years. All of our customer cohorts have continued to expand in 2020, as of June 30, 2020.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that free cash flow, a non-GAAP financial measure, is useful in evaluating the performance of our business.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by operating activities less purchases of property and equipment. We believe this is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of free cash flow are that this metric does not reflect our future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure. We expect our free cash flow to fluctuate in future periods as we invest in our business to support our plans for growth.

The following table summarizes our cash flows for the periods presented and provides a reconciliation of net cash from operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to free cash flow, a non-GAAP financial measure, for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash provided by operating activities	$8,562	$10,004	$415	$5,864
Less: purchases of property and equipment	(2,075)	(1,803)	(1,087)	(1,506)

Free cash flow	$6,487	$8,201	$(672)	$4,358

Net cash used in investing activities	$(3,075)	$(149,585)	$(102,201)	$(18,486)

Net cash provided by (used in) financing activities	$114,477	$736	$598	$(1,568)

Components of Results of Operations

Revenue

Our revenues are comprised of revenue from self-managed subscriptions and SaaS subscriptions. Subscriptions to our self-managed software include license, support, and upgrades and updates on a when-and-if-available basis. Our SaaS subscriptions provide access to our latest managed version of our product hosted in a public cloud.

For our self-managed subscriptions, the revenue from the license component is recognized upfront. This revenue is presented as a separate line item in our consolidated statements of operations, as license—self-managed. Revenue related to support, upgrades and updates is recognized ratably over the contract period and is included in our consolidated statements of operations as subscription—self-managed and SaaS.

For our SaaS subscriptions, revenue is primarily generated on a usage basis, is recognized when usage occurs and is included in our consolidated statements of operations as subscription—self-managed and SaaS.

Subscription—Self-Managed and SaaS

Subscription—self-managed and SaaS revenue is generated from the sale of subscriptions which includes support and upgrades and updates on a when-and-if-available basis for our self-managed software products, and revenue from our SaaS subscriptions, which provides access to software managed by us in the public cloud. For subscriptions to our self-managed software products, revenue is recognized ratably over the subscription term. For our SaaS subscriptions, revenue is recognized based on usage as the usage occurs over the contract period.

License—Self-Managed

License revenue reflects the revenue recognized by providing customers with access to proprietary software features. License revenue is recognized upfront when the software license is made available to our customer.

Cost of Revenue

Subscription—Self-Managed and SaaS

Cost of subscription—self-managed and SaaS revenue primarily consists of expenses related to providing support to our customers and cloud-related costs, such as hosting and managing costs. These costs primarily consists of personnel-related expenses of our services and customer support personnel, including share-based compensation expenses, public cloud infrastructure costs, depreciation of property and equipment, and allocated overhead. We expect our cost of subscription and SaaS revenue to increase in absolute dollars as our subscription and SaaS revenue increases.

License—Self-Managed

Cost of license self-managed revenue consists of amortization associated with acquired intangible assets.

Operating Expenses

Research and Development

Research and development costs primarily consist of personnel-related expenses, including share-based compensation expenses, associated with our engineering personnel responsible for the design, development, and testing of our products, cost of development environments and tools, and allocated overhead. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our products and invest in the development of our software.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related expenses, including share-based compensation expenses, sales commissions directly associated with our sales and marketing organizations, and costs associated with marketing programs and user events. Marketing programs include advertising, promotional events, and brand-building activities. Sales and marketing expenses also include personnel-related expenses and public cloud infrastructure costs associated with our free trials, freemium offerings, and open source software options. We plan to increase our investment in sales and marketing over the foreseeable future, as we continue to hire additional personnel and invest in sales and marketing programs.

General and Administrative

General and administrative expenses primarily consist of personnel-related expenses, including share-based compensation expenses, associated primarily with our finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting and other consulting services, and allocated overhead. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Interest and Other Income, Net

Interest and other income, net primarily consists of income earned on our cash deposits, restricted money market fund, and short-term investments. Interest and other income, net also includes foreign exchange gains and losses.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to the U.S. and other foreign jurisdictions in which we conduct business. We maintain a full valuation allowance on certain deferred tax assets in Israel as we have concluded that it is not more likely than not that the deferred tax assets will be realized. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods indicated:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Revenue:
Subscription—self-managed and SaaS	$56,054	$94,606	$41,680	$63,458
License—self-managed	7,478	10,110	4,435	5,794

Total subscription revenue	63,532	104,716	46,115	69,252
Cost of revenue:
Subscription—self-managed and SaaS(1)	10,393	19,201	8,211	12,665
License—self-managed(2)	318	834	362	428

Total cost of revenue—subscription	10,711	20,035	8,573	13,093

Gross profit	52,821	84,681	37,542	56,159

Operating expenses:
Research and development(1)(3)	25,861	29,730	13,099	19,071
Sales and marketing(1)(2)(3)	34,972	44,088	19,742	27,905
General and administrative(1)(3)	18,843	17,800	7,883	9,944

Total operating expenses	79,676	91,618	40,724	56,920

Operating loss	(26,855)	(6,937)	(3,182)	(761)
Interest and other income, net	1,310	3,171	1,822	1,138

Income (loss) before income taxes	(25,545)	(3,766)	(1,360)	377
Provision for income taxes	470	1,628	709	803

Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$358	$536	$197	$339
Research and development	9,876	3,642	1,027	1,696
Sales and marketing	6,650	3,089	812	1,770
General and administrative	3,283	2,103	610	934

Total share-based compensation expense	$20,167	$9,370	$2,646	$4,739

Share-based compensation for the years ended December 31, 2018 and 2019, included compensation expense of $17.7 million and $3.3 million, respectively, related to secondary sales of ordinary shares by certain of our employees.

(2)	Includes amortization expense of acquired intangible assets as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Cost of revenue: license—self-managed	$318	$834	$362	$428
Sales and marketing	107	695	331	364

Total amortization expense of acquired intangible assets	$425	$1,529	$693	$792

(3)	Includes acquisition-related costs as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Research and development	$96	$1,223	$533	$699
Sales and marketing	207	420	180	228
General and administrative	468	342	342	—

Total acquisition-related costs	$771	$1,985	$1,055	$927

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
Revenue:
Subscription—self-managed and SaaS	88%	90%	90%	92%
License—self-managed	12	10	10	8

Total subscription revenue	100	100	100	100
Cost of revenue:
Subscription—self-managed and SaaS	16	18	18	18
License—self-managed	1	1	1	1

Total cost of revenue—subscription	17	19	19	19

Gross profit	83	81	81	81

Operating expenses:
Research and development	41	29	28	28
Sales and marketing	55	42	43	40
General and administrative	29	17	17	14

Total operating expenses	125	88	88	82

Operating loss	(42)	(7)	(7)	(1)
Interest and other income, net	2	3	4	2

Income (loss) before income taxes	(40)	(4)	(3)	1
Provision for income taxes	1	1	1	2

Net loss	(41)%	(5)%	(4)%	(1)%

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Subscription—self-managed and SaaS	$41,680	$63,458	$21,778	52%
License—self-managed	4,435	5,794	1,359	31

Total subscription revenue	$46,115	$69,252	$23,137	50%

Total subscription revenue increased by $23.1 million, or 50%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. Approximately $18.2 million of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Cost of Revenue and Gross Margin

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Subscription—self-managed and SaaS	$8,211	$12,665	$4,454	54%
License—self-managed	362	428	66	18

Total cost of revenue—subscription	$8,573	$13,093	$4,520	53%

Gross margin	81%	81%

Total cost of subscription revenue increased by $4.5 million, or 53%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in cost of subscription revenue was primarily attributable to an increase of $2.7 million in cloud-related costs, such as hosting and managing costs, driven by an increase in total revenue, and an increase of $1.2 million in personnel-related expenses as a result of increased headcount.

Our gross margin for subscription revenue remained unchanged for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.

Operating Expenses

Research and Development

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Research and development	$13,099	$19,071	$5,972	46%

Research and development expense increased by $6.0 million, or 46%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily attributable to an increase of $3.0 million in personnel-related expenses as a result of increased headcount, an increase of $1.1 million related to higher development costs, and an increase of $0.7 million in share-based compensation expense. Please refer to the section titled “Share-based Compensation Expense” below for a discussion of its impact on research and development expense.

Sales and Marketing

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Sales and marketing	$19,742	$27,905	$8,163	41%

Sales and marketing expense increased by $8.2 million, or 41%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in sales and marketing expense was primarily attributable to an increase of $4.3 million in personnel-related expenses as a result of increased headcount, an increase of $1.0 million in share-based compensation expense, an increase of $0.6 million in amortization of deferred contract acquisition costs driven by an increase in total sales, and an increase of $0.6 million in hosting costs related to trials and community centers. Please refer to the section titled “Share-based Compensation Expense” below for a discussion of its impact on sales and marketing expense.

General and Administrative

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
General and administrative	$7,883	$9,944	$2,061	26%

General and administrative expense increased by $2.1 million, or 26%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase was primarily attributable to an increase of $0.8 million in personnel-related expenses as a result of increased headcount, an increase of $0.5 million in professional fees for recruiting, external legal, accounting and other consulting services, and an increase of $0.3 million in share-based compensation expense. Please refer to the section titled “Share-based Compensation Expense” below for a discussion of its impact on general and administrative expense.

Share-based Compensation Expense

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$197	$339	$142	72%
Research and development	1,027	1,696	669	65
Sales and marketing	812	1,770	958	118
General and administrative	610	934	324	53

Total share-based compensation expense	$2,646	$4,739	$2,093	79%

Share-based compensation expenses increased by $2.1 million, or 79%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in share-based compensation expense was a result of grants to new and existing employees.

Interest and Other Income, Net

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Interest and other income, net	$1,822	$1,138	$ (684)	(38)%

Interest and other income, net decreased by $0.7 million, or 38%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, primarily due to lower interest income on existing cash and investment balances as a result of lower interest rates during the period.

Provision for Income Taxes

	Six Months Ended June 30,
	2019	2020	$ Change	% Change
	(in thousands)
Provision for income taxes	$709	$803	$94	13%

Provision for income taxes increased by $0.1 million, or 13%, for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase in provision for income taxes was due to an increase in taxable income from our operations in the United States primarily as a result of higher non-deductible share-based compensation expense.

Our effective tax rate was 213% and (52)% of our income (loss) before income taxes for the six months ended June 30, 2020 and 2019, respectively. Our effective tax rate is mainly affected by non-deductible share-based compensation expense in the United States and losses before income taxes in Israel for which a full valuation allowance is provided. In addition, our future effective tax rate will also be affected by tax rates in foreign jurisdictions and the relative income we earn in those jurisdictions.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Subscription—self-managed and SaaS	$56,054	$94,606	$38,552	69%
License—self-managed	7,478	10,110	2,632	35

Total subscription revenue	$63,532	$104,716	$41,184	65%

Total subscription revenue increased by $41.2 million, or 65%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Approximately $34.0 million of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Cost of Revenue and Gross Margin

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Subscription—self-managed and SaaS	$10,393	$19,201	$8,808	85%
License—self-managed	318	834	516	162

Total cost of revenue—subscription	$10,711	$20,035	$9,324	87%

Gross margin	83%	81%

Total cost of subscription revenue increased by $9.3 million, or 87%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in cost of subscription revenue was primarily attributable to an increase of $3.9 million in cloud-related costs, such as hosting and managing costs, driven by an increase in total revenue, an increase of $2.1 million related to costs of access to vulnerability databases, and an increase of $1.7 million in personnel-related expenses as a result of increased headcount.

Gross margin for subscription revenue decreased to 81% for the year ended December 31, 2019 compared to 83% for the year ended December 31, 2018. The decrease in gross margin was primarily due to additional costs of access to vulnerability databases beginning in 2019.

Operating Expenses

Research and Development

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Research and development	$25,861	$29,730	$3,869	15%

Research and development expense increased by $3.9 million, or 15%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily attributable to an increase of $7.8 million in personnel-related expenses as a result of increased headcount and an increase of $1.4 million related to higher development costs, partially offset by a decrease of $6.2 million in share-based compensation expense. Please refer to the section titled “Share-based Compensation Expense” below for a discussion of its impact on research and development expense.

Sales and Marketing

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Sales and marketing	$34,972	$44,088	$9,116	26%

Sales and marketing expense increased by $9.1 million, or 26%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase in sales and marketing expense was primarily attributable to an increase of $6.0 million in personnel-related expenses as a result of increased headcount, an increase of $2.4 million in expenses related to marketing programs and user events, and an increase of $1.3 million in amortization of deferred contract acquisition costs driven by an increase in total sales, partially offset by a decrease of $3.6 million in share-based compensation expense. Please refer to the section titled “Share-based Compensation Expense” below for a discussion of its impact on sales and marketing expense.

General and Administrative

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
General and administrative	$18,843	$17,800	$(1,043)	(6)%

General and administrative expense decreased by $1.0 million, or 6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was primarily attributable to a decrease of $4.4 million in bonus expenses and a decrease of $1.2 million in share-based compensation expense. Please refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the special bonus of $4.2 million paid in 2018 and to the section titled “Share-based Compensation

Expense” below for a discussion of its impact on general and administrative expense. The decrease was partially offset by an increase of $2.4 million in professional fees for recruiting, external legal, accounting and other consulting services, and an increase of $2.2 million in personnel-related expenses as a result of increased headcount.

Share-based Compensation Expense

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$358	$536	$178	50%
Research and development	9,876	3,642	(6,234)	(63)
Sales and marketing	6,650	3,089	(3,561)	(54)
General and administrative	3,283	2,103	(1,180)	(36)

Total share-based compensation expense	$20,167	$9,370	$(10,797)	(54)%

Share-based compensation expenses decreased by $10.8 million, or 54%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease in share-based compensation expense was primarily a result of secondary transactions in the amount of $17.7 million and $3.3 million in years ended December 31, 2018 and 2019, respectively, partially offset by an increase of $3.6 million as a result of grants to new and existing employees. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information regarding these secondary share purchase transactions.

Interest and Other Income, Net

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Interest and other income, net	$1,310	$3,171	$1,861	142%

Interest and other income, net increased by $1.9 million, or 142%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to interest income on higher cash and investment balances throughout the year ended December 31, 2019 as a result of our Series D convertible preferred shares financing in September 2018.

Provision for Income Taxes

	Year Ended December 31,
	2018	2019	$ Change	% Change
	(in thousands)
Provision for income taxes	$470	$1,628	$1,158	246%

Provision for income taxes increased by $1.2 million, or 246%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The change in provision for income taxes was primarily due to an increase in tax on our operations in the United States. Our effective tax rate was (2)% and (43)% of our net loss before income taxes for the years ended December 31, 2018 and 2019, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Revenue:
Subscription–self-managed and SaaS	$11,522	$12,926	$14,712	$16,894	$19,413	$22,267	$25,070	$27,856	$30,297	$33,161
License–self-managed	1,570	1,756	1,993	2,159	1,800	2,635	2,774	2,901	2,524	3,270

Total subscription revenue	13,092	14,682	16,705	19,053	21,213	24,902	27,844	30,757	32,821	36,431
Cost of revenue:
Subscription–self-managed and SaaS(1)	2,139	2,516	2,686	3,052	3,746	4,465	5,109	5,881	6,190	6,475
License–self-managed(2)	79	80	79	80	123	239	240	232	214	214

Total cost of revenue–subscription	2,218	2,596	2,765	3,132	3,869	4,704	5,349	6,113	6,404	6,689

Gross profit	10,874	12,086	13,940	15,921	17,344	20,198	22,495	24,644	26,417	29,742

Operating expenses:
Research and development(1)(3)	3,908	5,745	11,278	4,930	5,847	7,252	8,665	7,966	9,295	9,776
Sales and marketing(1)(2)(3)	6,013	7,218	12,599	9,142	9,147	10,595	12,042	12,304	14,023	13,882
General and administrative(1)(3)	2,541	2,623	9,529	4,150	4,106	3,777	5,108	4,809	5,198	4,746

Total operating expenses	12,462	15,586	33,406	18,222	19,100	21,624	25,815	25,079	28,516	28,404

Operating income (loss)	(1,588)	(3,500)	(19,466)	(2,301)	(1,756)	(1,426)	(3,320)	(435)	(2,099)	1,338
Interest and other income, net	244	195	192	679	921	901	635	714	564	574

Income (loss) before income taxes	(1,344)	(3,305)	(19,274)	(1,622)	(835)	(525)	(2,685)	279	(1,535)	1,912
Provision for income taxes	123	61	65	221	312	397	429	490	590	213

Net income (loss)	$(1,467)	$(3,366)	$(19,339)	$(1,843)	$(1,147)	$(922)	$(3,114)	$(211)	$(2,125)	$1,699

(1)	Includes share-based compensation expense as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$36	$123	$78	$121	$85	$112	$225	$114	$140	$199
Research and development	81	1,836	7,646	313	310	717	1,863	752	766	930
Sales and marketing	153	247	5,936	314	377	435	1,665	612	673	1,097
General and administrative	72	203	2,729	279	304	306	1,142	351	377	557

Total share-based compensation expense	$342	$2,409	$16,389	$1,027	$1,076	$1,570	$4,895	$1,829	$1,956	$2,783

Share-based compensation during the second and third quarters of the year ended December 31, 2018 and the third quarter of the year ended December 31, 2019 included compensation expense of $2.1 million, $15.6 million, and $3.3 million, respectively, related to secondary sales of ordinary shares by certain of our employees.

(2)	Includes amortization expense of acquired intangible assets as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Cost of revenue: license–self-managed	$79	$80	$79	$80	$123	$239	$240	$232	$214	$214
Sales and marketing	—	—	—	107	132	199	182	182	182	182

Total amortization expense of acquired intangible assets	$79	$80	$79	$187	$255	$438	$422	$414	$396	$396

(3)	Includes acquisition-related costs as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Research and development	$—	$—	$—	$96	$184	$349	$345	$345	$347	$352
Sales and marketing	—	—	—	207	67	113	111	129	114	114
General and administrative	342	88	19	19	313	29	—	—	—	—

Total acquisition-related costs	$342	$88	$19	$322	$564	$491	$456	$474	$461	$466

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in thousands)
Revenue:
Subscription–self-managed and SaaS	88%	88%	88%	89%	92%	89%	90%	91%	92%	91%
License–self-managed	12	12	12	11	8	11	10	9	8	9

Total subscription revenue	100	100	100	100	100	100	100	100	100	100
Cost of revenue:
Subscription–self-managed and SaaS	16	17	16	16	17	18	18	19	19	17
License–self-managed	1	1	1	0	1	1	1	1	1	1

Total cost of revenue–subscription	17	18	17	16	18	19	19	20	20	18

Gross profit	83	82	83	84	82	81	81	80	80	82

Operating expenses:
Research and development	30	39	68	26	28	29	32	25	28	27
Sales and marketing	46	49	75	48	43	43	43	40	42	38
General and administrative	19	18	57	22	19	15	18	16	16	13

Total operating expenses	95	106	200	96	90	87	93	81	86	78

Operating income (loss)	(12)	(24)	(117)	(12)	(8)	(6)	(12)	(1)	(6)	4
Interest and other income, net	2	1	2	4	4	4	2	2	1	1

Income (loss) before income taxes	(10)	(23)	(115)	(8)	(4)	(2)	(10)	1	(5)	5
Provision for income taxes	1	0	1	2	1	2	1	2	1	0

Net income (loss)	(11)%	(23)%	(116)%	(10)%	(5)%	(4)%	(11)%	(1)%	(6)%	5%

Quarterly Revenue Trends

Our quarterly total subscription revenue increased sequentially in each of the periods presented due to the growth from our existing customers and increases in revenues from new customers in each period. As we generally invoice in advance for our annual and multi-year subscription agreements, the majority of the revenue is recognized ratably over the term of those agreements. Therefore, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to sales we received during previous periods. Consequently, increases or decreases in renewals, customer expansion, or new sales in a period typically will not be fully reflected in our total subscription revenue for that period and will positively or negatively affect our revenue in future periods.

Quarterly Cost of Revenue and Gross Margin Trends

Our quarterly total cost of revenue increased sequentially in each of the periods presented, primarily due to expanded adoption of our SaaS subscriptions by existing and new customers, which resulted in increased cloud-related costs, such as hosting and managing costs, as well as growth in personnel-related expenses as we continue to grow our support team. Our quarterly gross margins fluctuated between 80% and 84% during 2018 to June 30, 2020. These fluctuations were a result of the timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers, better optimization of cloud-related spend, and additional headcount in our support team. The decrease in gross margin in the first quarter of 2019 as compared to the fourth quarter of 2018 was due to additional costs related to access to vulnerability databases beginning in 2019. We expect our revenue from SaaS subscriptions to increase as a percentage of total subscription revenue, which may adversely impact our gross margin as a result of the associated cloud-related costs, such as hosting and managing costs.

Quarterly Operating Expenses Trends

Excluding the impact of secondary share purchase transactions executed among certain of our employees, our quarterly total operating expenses increased sequentially in each of the periods presented, other than during the second quarter of 2020, primarily due to increases in headcount and other related expenses to support our growth. We experienced a decrease in total operating expenses during the second quarter of 2020 as compared to the first quarter of 2020 mainly as a result of lower facilities and other related operating costs, primarily as a result of stay-at-home or similar orders in effect due to the COVID-19 pandemic. We intend to continue to make significant investments in research and development as we add features and enhance our products. We also intend to invest in our sales and marketing organization to drive future revenue growth. Lastly, we expect to incur additional general and administrative expenses as a result of operating as a public company.

Quarterly Interest and Other Income, Net Trends

Our quarterly interest and other income, net began to increase in the fourth quarter of 2018 and onward due to an increase in interest income on higher cash and investment balances as a result of proceeds received from our Series D convertible preferred shares financing in September 2018. The decreases in the first and second quarters of the 2020 as compared to the fourth quarter of 2019 were due to lower interest income received on existing cash and investment balances as a result of lower interest rates during the periods.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations, investing in capital expenditures, and various business and asset acquisitions. As of December 31, 2019 and June 30, 2020, our principal sources of liquidity were cash, cash equivalents, and short-term investments of $166.5 million and $170.6 million, respectively, which were held for working capital purposes. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits, certificates of deposit, commercial paper, corporate debt securities, municipal securities, and government and agency debt.

We believe our existing cash, cash equivalents, and short-term investments, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing, and extent of spending to support further sales and marketing and research and development efforts, the continuing market acceptance of our products and services, as well as expenses associated with our international expansion, the timing, and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands)
Net cash provided by operating activities	$8,562	$10,004	$415	$5,864
Net cash used in investing activities	(3,075)	(149,585)	(102,201)	(18,486)
Net cash provided by (used in) financing activities	114,477	736	598	(1,568)

Operating Activities

Net cash provided by operating activities of $8.6 million for the year ended December 31, 2018 was primarily related to our net loss of $26.0 million, adjusted for non-cash charges of $21.3 million and net cash inflows of $13.3 million provided by changes in our operating assets and liabilities. Non-cash charges consisted of share-based compensation of $20.2 million and depreciation and amortization of $1.1 million. The main drivers of net cash inflows were derived from the changes in operating assets and liabilities and were related to an increase in deferred revenue of $24.0 million due to increases in sales, and an increase in accounts payable and accrued expenses and other liabilities of $1.9 million, partially offset by an increase to accounts receivable of $7.0 million due to timing of collections, an increase in prepaid expenses and other assets of $3.5 million, and an addition to deferred contract acquisition costs of $2.1 million.

Net cash provided by operating activities of $10.0 million for the year ended December 31, 2019 was primarily related to our net loss of $5.4 million, adjusted for non-cash charges of $11.8 million and net cash inflows of $3.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation of $9.4 million and depreciation and amortization of $2.8 million. The main drivers of net cash inflows were derived from the changes in operating assets and liabilities and were related to an increase in deferred revenue of $12.1 million due to increases in sales, and an increase in accounts payable and accrued expenses and other liabilities of $2.9 million, partially offset by an increase to accounts receivable of $4.9 million due to timing of collections, an increase in prepaid expenses and other assets of $4.1 million, and additions to deferred contract acquisition costs of $2.4 million.

Net cash provided by operating activities of $0.4 million for the six months ended June 30, 2019 was primarily related to our net loss of $2.1 million, adjusted for non-cash charges of $3.7 million and net cash outflows of $1.2 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation of $2.6 million and depreciation and amortization of $1.3 million. The main drivers of net cash outflows were derived from the changes in operating assets and liabilities and were related an increase in prepaid expenses and other assets of $5.4 million, and additions to deferred contract acquisition costs of $1.3 million, partially offset by an increase in deferred revenue of $3.4 million due to increases in sales, an increase in accounts payable and accrued expenses and other liabilities of $1.1 million, and a decrease to accounts receivable of $1.0 million due to timing of collections.

Net cash provided by operating activities of $5.9 million for the six months ended June 30, 2020 was primarily related to our net loss of $0.4 million, adjusted for non-cash charges of $6.9 million and net cash outflows of $0.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation of $4.7 million and depreciation and amortization of $1.8 million. The main drivers of net cash outflows were derived from the changes in operating assets and liabilities and were related an increase to accounts receivable of $2.4 million due to timing of collections, an increase in prepaid expenses and other assets of $1.3 million, and additions to deferred contract acquisition costs of $0.4 million, partially offset by an increase in accounts payable and accrued expenses and other liabilities of $2.9 million, and an increase in deferred revenue of $0.6 million due to increases in sales.

Investing Activities

Net cash used in investing activities of $3.1 million for the year ended December 31, 2018 was related to capital expenditures of $2.1 million, and a purchase of intangible assets of $1.0 million.

Net cash used in investing activities of $149.6 million for the year ended December 31, 2019 was related to net purchases of short-term investments of $126.9 million, net cash paid for business combination of $20.9 million, and capital expenditures of $1.8 million.

Net cash used in investing activities of $102.2 million for the six months ended June 30, 2019 was related to net purchases of short-term investments of $80.2 million, net cash paid for business combination of $20.9 million, and capital expenditures of $1.1 million.

Net cash used in investing activities of $18.5 million for the six months ended June 30, 2020 was related to net purchases of short-term investments of $17.0 million, and capital expenditures of $1.5 million.

Financing Activities

Net cash provided by financing activities of $114.5 million for the year ended December 31, 2018 was primarily related to net proceeds from our Series D convertible preferred shares financing of $114.5 million.

Net cash provided by financing activities of $0.7 million for the year ended December 31, 2019 was primarily related to proceeds from exercise of share options of $1.2 million, partially offset by payments related to a prior year asset acquisition of $0.3 million and payments of deferred offering costs of $0.2 million.

Net cash provided by financing activities of $0.6 million for the six months ended June 30, 2019 was related to proceeds from exercise of share options.

Net cash used in financing activities of $1.6 million for the six months ended June 30, 2020 was primarily related to payments of deferred offering costs of $2.5 million, partially offset by proceeds from exercise of share options of $0.9 million.

Commitments and Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)
Operating lease obligations	$8,022	$3,638	$3,848	$536
Purchase obligations	18,941	8,275	10,666	—

Total contractual obligations	$26,963	$11,913	$14,514	$536

The following table summarizes our non-cancellable contractual obligations as of June 30, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)
Operating lease obligations	$11,374	$4,610	$4,879	$1,885
Purchase obligations	12,722	4,791	7,931	—

Total contractual obligations	$24,096	$9,401	$12,810	$1,885

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

Through June 30, 2020, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our revenue and expenses are primarily denominated in U.S. dollars. Our functional currency is the U.S. dollar. Substantially all of our sales are denominated in U.S. dollars, and therefore our revenue is not subject to significant foreign currency risk. However, a significant portion of our operating costs in Israel, consisting principally of salaries and related personnel expenses, and operating lease and facility expenses are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

To reduce the impact of foreign exchange risks associated with forecasted future cash flows and certain existing assets and liabilities and the volatility in our consolidated statements of operations, we have established a hedging program. Foreign currency contracts are generally utilized in this hedging program. Our foreign currency contracts are generally short-term in duration. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging program reduces but does not eliminate the impact of currency exchange rate movements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business, after considering cash flow hedges, would have had an impact on our results of operations of $3.9 million, $4.6 million, $1.7 million, and $1.4 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively.

Our derivatives expose us to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. We seek to mitigate such risk by limiting our counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. However, failure of one or more of these financial institutions is possible and could result in incurred losses.

As of December 31, 2019 and June 30, 2020, our cash, cash equivalents, restricted cash, and short-term investments were primarily denominated in U.S. dollars. A 10% increase or decrease in current exchange rates would not materially affect our cash, cash equivalents, restricted cash, and short-term investment balances as of December 31, 2018 and 2019, and June 30, 2020.

Interest Rate Risk

As of December 31, 2019 and June 30, 2020, we had cash and cash equivalents of $39.2 million and $26.4 million, respectively, and short-term investments of $127.3 million and $144.2 million, respectively. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. Short-term investments generally consist of bank deposits, certificates of deposit, commercial paper, corporate debt securities, municipal securities, and government and agency debt. Our cash, cash equivalents, and short-term investments are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

Additionally, the COVID-19 pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on our customers and sales cycles. We considered the impact of COVID-19 on our estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2020. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods. The critical accounting policies and estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Our revenues are comprised of revenue from self-managed subscriptions and SaaS subscriptions. Our self-managed subscriptions are offered on an annual and multi-year basis, and SaaS subscriptions are offered on an annual basis, with the exception of certain SaaS subscriptions, which are also offered on a monthly basis. Our annual and multi-year subscriptions are typically invoiced and collected at the time of entering into the contract for the full contract amount. Our monthly SaaS subscriptions are typically billed in arrears. For SaaS subscriptions with a minimum usage commitment, we typically invoice and collect the commitment amount at the time of entering into the contract, with any usage in excess of the committed contracted amount billed monthly in arrears.

Subscriptions to our self-managed software include license, support, and upgrades and updates, on a when-and-if-available basis. Our SaaS subscriptions provide access to our latest managed version of our product, which is hosted in a public cloud.

We elected to adopt Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), effective as of January 1, 2018, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements for the years ended December 31, 2018 and 2019 and the unaudited interim consolidated financial statements for the six months ended June 30, 2019 and 2020 are presented under ASC 606. In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. To achieve the core principle of this standard, we apply the following five steps:

1. Identification of the contract, or contracts, with the customer

We determine that we have a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, we have determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.

2. Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

For self-managed subscriptions, our performance obligations include license for proprietary features of software, support, and upgrades and updates to the software on a when-and-if-available basis. The license provides standalone functionality to the customer and is therefore deemed a distinct performance obligation. Performance obligations related to support as well as upgrades and updates to the software on a when-and-if-available basis generally have a consistent continuous pattern of transfer to a customer during the contract period.

For SaaS subscriptions, we provide access to our cloud-hosted software, without providing the customer the right to take possession of our software, which we consider to be a single performance obligation.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from our customers or to provide customers with financing. We have applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). We do not offer right of refund in our contracts.

4. Allocation of the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. We use judgment in determining the SSP for our products and services. We typically assess the SSP for our products and services on a periodic basis or when facts and circumstances change. To determine SSP, we maximize the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately.

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those products or services. For self-managed subscriptions, the revenue related to the license for proprietary features is recognized upfront, when the license is delivered. This revenue is presented in our consolidated statements of operations as license – self-managed. The revenue related to support and upgrades and updates are recognized ratably over the contract period and is included in our consolidated statements of operations as subscription—self-managed and SaaS. For SaaS subscriptions, revenue is recognized based on usage as the usage occurs over the contract period and is included in our consolidated statements of operations as subscription—self-managed and SaaS.

Contract Balances

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for our performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented. Contract liabilities consist of deferred revenue. Revenue is deferred when we invoice in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The noncurrent portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date.

Cost to Obtain a Contract

We capitalize sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract to sales personnel are amortized over the contractual term of the renewals. Sales commissions paid upon the initial acquisition of a customer contract for sales personnel are amortized over an estimated period of benefit of four years. We determine the period of benefit for sales commissions paid for the acquisition of the initial customer contract by taking into consideration the estimated customer life and the technological life of our software and other factors.

Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in sales and marketing expense in the consolidated statements of operations. We have applied the practical expedient in ASC 606 to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Share-Based Compensation

Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions and estimates were determined as follows:

•

Fair Value of Ordinary Shares. As our ordinary shares are not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists.

•

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

•

Expected Term. The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determined the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•

Expected Volatility. Since we have no trading history of our ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the option’s expected term.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

The Black-Scholes assumptions used in evaluating our awards are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
Expected term (years)	5.0 - 6.5	6.5	6.5	6.1 - 6.5
Expected volatility	60.0% - 64.0%	60.0% - 65.0%	60.0%	65.0% - 80.0%
Risk-free interest rate	2.6% - 3.0%	1.7% - 2.6%	2.3% - 2.6%	0.5% - 1.7%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimation process, which could materially impact our future share-based compensation expense.

Ordinary Shares Valuations

The fair value of the ordinary shares underlying our equity awards was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered various objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	the nature and history of our business;

•	the general economic conditions and our industry outlook;

•	our book value and overall financial condition;

•	our earning capacity;

•	our dividend history;

•	the existence of goodwill or other intangible value within our business;

•	prior interest sales and the size of the interests being valued; and

•	the market price of companies engaged in the same or a similar line of our business having their equity securities actively traded in a free and open market, either on an exchange or over-the-counter.

In valuing our ordinary shares, absent an arm’s-length current/recent round of financing, the fair value of our business, or equity value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that the company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the company’s cash flows relative to those inherent in the companies utilized in the discount rate calculation. The market approach estimates value based on a comparison of the company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the company’s financial results to estimate the value of the subject company.

The resulting equity value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning in September 2019, we utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of our ordinary shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. After the ordinary share value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this share would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

In addition, we also considered any secondary transactions involving our capital shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to our financial information from which to make an informed decision on price.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the method described above or a straight-line calculation between two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Upon completion of this offering, our ordinary shares will be publicly traded, and we will rely on the closing price of our ordinary shares as reported on the date of grant to determine the fair value of our ordinary shares.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

Recent Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

FOUNDERS LETTER

Imagine There Are No Software Versions

No update buttons, no poor experiences and no versions users need to care about.

This is our collective Liquid Software vision: to power all software releases continuously and seamlessly across the globe.

When we set out more than a decade ago to change the way software was built and managed, we didn’t have digital transformation, cloud migration or the move to DevOps as tailwinds. Instead, as developers we were solving demonstrated pain points of engineers just like us. We wanted to help address the ever-increasing pressure to deliver better software faster. Ever since, our mantra has been that if it doesn’t solve the pain of the software build and release lifecycle in organizations, it’s not worth doing in our view, as software versions are important for developers, not to the common user. We envision a version-free world where user experiences are continuously delivered through high quality, secure, user-friendly software and not through manual software update mechanisms. Thus, we see JFrog as a DevOps pioneer; the company that enables customer-centric Digital Transformation via a constant, secure, and faster flow of software.

The Origin Story

In a restaurant in the mid-2000s, we sat and went over some amazing adoption statistics. A solution to manage software packages (or “binaries,” sometimes described simply as software building blocks) that we had developed as an open source project—to solve some of the DevOps community’s pain—had been installed thousands of times and was already in use by some of the world’s most recognizable companies. Addressing the pain point of how to manage the ever-increasing complexity and volume of software had hit a nerve. JFrog was born as a company with JFrog Artifactory as the world’s first software package management product. Importantly, we’ve never sold it. It’s always been bought, and to this day we haven’t made a single field sales outbound call to a prospective customer.

The “Leaps” We’ve Taken

A frog is an agile animal, always leaping forward and never backward!

Our very first leap as a company was not just disrupting the market with technology but creating the category of Continuous Software Release (powered by software package management) and envisioning JFrog as an organization. Now, software package management tools like JFrog Artifactory are a requirement for virtually all companies that want to compete in the digital age.

As we matured, our second major leap was to provide highly available solutions for the enterprise. We realized the importance of highly available solutions when customers explained to us that they couldn’t find a convenient time to turn JFrog off to perform an update because it was too mission critical. We understood the world would need an always-on environment, maintaining and increasing developer efficiency. At the time, we were frankly mocked for investing in this area, but today most modern development organizations are in highly available-enabled environments.

Our third and most recent leap was around expanding our offerings across the DevOps lifecycle. Both organically and through strategic acquisitions we’ve added products and solutions for SecOps, release automation, multi-site coordination, software distribution, and full pipeline orchestration.

So what’s left? Our next major leap will be to expand this Liquid Software vision beyond today’s DevOps pipeline to reach all edge devices and end users: a solution to track and update software from any source to any destination. The enablement of DevOps in the Internet of Things (“IoT”) world will allow for true, seamless Dev-to-Device process.

Think of all the sensors, automobiles, manufacturing equipment, smart devices and more that are part of the growing ecosystem of how software is consumed and delivered by machines. Beyond data centers, we’re working diligently with strategic partners, customers, and the open-source community to ensure the next stage of JFrog enables DevOps and Liquid Software for any destination.

Why Do We Think our Market Timing is Right?

In every industry there is an inflection point when the market is ready for the next generation of solutions. There is no social media without Facebook and Twitter. There is no market for PCs without Microsoft and Apple. The database market would be nothing without Oracle. All of these companies were born and created categories in a time when the marketplace demanded a better way to grow and mature. We believe the same windows of opportunity for industry-shaping solutions exist today for DevOps.

As companies go through digital transformation and software becomes the defining competitive advantage across industries, the world is demanding pure DevOps-enabling, Continuous Software Release Management solutions that make software easier and more secure to deliver in a fully automated fashion. “Release fast or die,” as we like to say. The companies that provide the solutions to handle this expanding volume of global software and make it immediately available anywhere, anytime, for all users, will be the solutions—and companies—that prevail.

People and Culture Propel Success

When we formed the company, we had a core team of people that came from a consulting-oriented world. It was the same family, but on a new journey. We were trained to listen first, put customers and the community first—then act. We’ve learned, from the bottom up alongside our team, how to work together and win, to innovate, to think big and care more!

As we grew, we had to find a way to preserve the specific culture we had built. Thus, our company principles are guided by the JFrog CODEX; a document that is not written by us, the founders, nor by management. Culture isn’t a top-down exercise at JFrog, but a bottom-up agreement that is recorded and committed to by the Frogs themselves. We listen to one another, and our employees all over the world improve the culture of JFrog every year, keeping the CODEX principles as our compass. Why is this unique? The employees themselves set principles of “Care,” and that “Everyone Matters,” and place intentional emphasis on “Community and Customer Happiness” as core unifying values that come from the team. It’s beyond a habit for the Frogs, it’s what defines us.

To enable success, technology market trends and funding aren’t enough, you need the right people, culture, and a unified vision to make a real impact. We’re humbled, grateful, and blessed to work with such dedicated people who are committed to the JFrog way, setting the example in the marketplace for how to serve the community and continuously innovate.

The Frogs

Who are these people in whom we trust so completely? The Frogs that are behind the company and the stewards of the CODEX are makers, not doers. To us, that’s an important distinction. At JFrog hundreds of exceptional people have come together with one unified vision of success and a commitment to each other. The quality-driven, pain-removing approach we’ve had from day one requires us to push one another to be better, deliver more, conquer more challenges, and make each other champions of digital transformation for our customers. These are the Frogs we know, and we’re proud of our achievements as a group every single day.

Leaping Forward

Children born today won’t use the term “DevOps” when they describe how software is being released and updated. In fact, they may not think much about it at all. They won’t have update buttons to worry about and versions to reconcile. That’s because DevOps is not the goal. DevOps and powerful solutions like JFrog are the bridge to a digital world where software updates flow continuously, without interruption. When the continuous, secure flow of software is established, innovation, and new possibilities will be unleashed. Liquid Software is the very real paradigm that will change the world for the next generation—and we’re just beginning to scratch the surface.

We hope you see the future as we do: a future without constraints of versions or updates where software is simply released and updated continuously.

Here’s to the next fearless leap forward!

Yoav                Fred                 Shlomi

BUSINESS

What is JFrog?

JFrog’s vision is to power a world of continuously updated, version-less software—we call this Liquid Software.

We provide an end-to-end, hybrid, universal DevOps Platform to achieve CSRM. Our leading CSRM platform enables organizations to continuously deliver software updates across any system. Our platform is the critical bridge between software development and deployment of that software, paving the way for the modern DevOps paradigm. We enable organizations to build and release software faster and more securely while empowering developers to be more efficient. As of June 30, 2020, approximately 5,800 organizations, including all of the top 10 technology organizations, 8 of the top 10 financial services organizations, 9 of the top 10 retail organizations, 8 of the top 10 healthcare organizations, and 7 of the top 9 telecommunications organizations in the Fortune 500 have adopted JFrog, embarking on their journey towards Liquid Software.

Digital transformation has become an imperative for all organizations, and as such, organizations of all types and sizes are increasingly dependent upon software to better engage with their customers, partners, and employees. As a result, the continuous and reliable release of new software has become mission critical. An organization’s failure to keep software current or react to problems with timely software updates can not only cost lost revenue and reputation, but also threaten human safety and lives. The increased pace and volume of new software and updates have made releasing software in monolithic, discrete versions (e.g., v1.0, v2.0, v3.0.) too slow to adequately address dynamic customer demands. We believe the end state of digital transformation is a non-stop, always-on, secure, continuous delivery of value to users, enabled by a world of version-less software.

DevOps enables the software innovation that is driving digital transformation. The need for organizations to better serve their customers, partners, and employees through software is driving the demand for constant innovation of the software build and release workflow. As the pace and variety of software creation have increased, the domains of software developers and IT operators have converged. Since our inception, we have embraced the culture and methodologies of modern software development and delivered a platform that connects developers and operators, thus providing the foundation for DevOps. DevOps has since become the approach modern digital organizations take to software development and operations, shortening, automating, and improving the software build and release workflow.

While many software development technologies today address aspects of a particular segment of DevOps, CSRM, enabled by JFrog, provides the common ground for software developers and IT operators, making it integral to the DevOps workflow. Software as it is written by a developer, in source code, cannot be deployed in a runtime environment. In order for software to run in production, source code is transformed into executable binary files that can be understood by and run on a server or device. Organizations need tools that can turn source code into binary files, store and manage these binaries, and then create software packages, or combinations of one or more binary files, that can be released and deployed to runtime environments. Our platform is designed to manage and deploy all types of software packages within an organization, making it the system of record for an organization’s software, and is often called the “database of DevOps.”

Our business has experienced rapid growth and is capital efficient, as demonstrated by our maintaining of positive operating cash flow and free cash flow for each of the last five years. Since inception, we have raised $162.1 million of primary capital and we had $170.6 million of cash, cash equivalents, and short-term investments as of June 30, 2020. We generated revenue of $46.1 million and $69.3 million for the six months ended June 30, 2019 and 2020, respectively, representing a growth rate of 50%. We generated revenue of $63.5 million and $104.7 million for the years ended December 31, 2018 and 2019, respectively, representing a growth rate of 65%. Our net loss was $2.1 million and $0.4 million for the six months ended June 30, 2019 and 2020, respectively. Our net loss was $26.0 million and $5.4 million for the years ended December 31, 2018 and

2019, respectively. We generated operating cash flow of $0.4 million and $5.9 million for the six months ended June 30, 2019 and 2020, respectively. We generated operating cash flow of $8.6 million and $10.0 million for the years ended December 31, 2018 and 2019, respectively. Our free cash flow was $(0.7) million and $4.4 million for the six months ended June 30, 2019 and 2020, respectively. Our free cash flow was $6.5 million and $8.2 million for the years ended December 31, 2018 and 2019, respectively.

Software and the Business Environment

The volume and importance of software is exploding. Organizations in all industries and of all sizes have turned to software to facilitate interactions with their customers, manage day-to-day operations, gain actionable business insights, secure their digital environments, and drive digital transformation. As a result, software’s role has changed from a functional tool to a cornerstone of our daily lives, and from a simple means of driving insight and efficiency to a significant source of competitive advantage.

The continuous and reliable release of new software is therefore mission critical, where delay or failure can be disruptive to our daily lives and costly to business. If drivers and riders are not running the same version of a ride-hailing company’s software and fail to connect, even for the briefest of moments, those riders can easily turn to a competitor. If an out-of-date piece of a financial institution’s software stack allows a security breach, the organization can suffer enormous reputational harm and be liable for damages. If an airplane’s software is not current, passengers’ lives may be put in danger. An organization’s failure to keep software current or react to problems with timely software updates can not only cost lost revenue and reputation, but also threaten human safety and lives.

In order to address growing customer expectations, organizations have dramatically reduced the time between releasing new features and functions and resolving security vulnerabilities, from years to months or even days. Updating a feature of a software application, rather than releasing a new version of the entire application, ensures that current software is brought to market faster, allowing organizations to be more responsive to their customers’ needs, and makes software updates less disruptive to the user experience. To keep software current in today’s environment, software updates need to be released incrementally, and with increased frequency.

The proliferation of open source software, availability of newer and more efficient software development technologies, and the increasing interconnectedness of software enable organizations to produce software at an increasing rate. Meanwhile, the adoption of new architectures, platforms, and technologies, such as microservices, containers, and hybrid and multi-cloud environments, creates significant complications in managing the software release cycle. Organizations’ existing approaches to their software release cycles address each step of the cycle separately, creating silos and bottlenecks around critical steps, such as building, testing, securing, and delivering software. The combination of these new technologies and legacy approaches has placed significant strain on the traditional software build and release workflow.

The DevOps Workflow

DevOps enables the software innovation that is driving digital transformation. The need for organizations to better serve their customers through software is driving the demand for innovation to the software build and release workflow. As the pace and variety of software creation have increased, the domains of software developers and IT operators have converged. DevOps has emerged as a discipline that integrates development and operations, shortening, automating, and improving the software build and release workflow. DevOps is a combination of new technologies, methodologies, and culture that powers a continuous, fast, and secure software release cycle.

The DevOps workflow spans the lifecycle of software, from the planning, coding, building, and testing of software by developers, to the releasing, deploying, operating, and monitoring of that software by operators. DevOps increasingly includes the process of managing security earlier in the software release cycle, known as

DevSecOps, which helps to remove silos and bottlenecks. While many software development technologies today address aspects of a particular segment of DevOps, CSRM, enabled by JFrog, provides the common ground for software developers and IT operators, making it integral to the DevOps workflow.

CSRM and the Importance of Packages

Organizations’ need for a continuous, fast, and secure software release cycle has particularly elevated the importance of the core DevOps workflow: building, testing, releasing, and deploying software. This bridge, spanning from the development side to the operations side, is mission critical, yet exceedingly difficult to build and manage at the scale and speed that organizations require. We refer to this key portion of the DevOps workflow as CSRM.

Software as it is written by a developer, in source code, cannot be deployed in a runtime environment. In order for software to run in production, source code is transformed into executable binary files that can be understood by and run on a server or device. Organizations need tools that can turn source code into binary files, store and manage these binaries, and then create software packages, or combinations of one or more binary files, that can be released and deployed to runtime environments. Our platform is designed to manage and deploy all types of software packages within an organization, making it the system of record for an organization’s software.

In today’s business environment the volume and variety of packages that need to be managed and stored by organizations are rapidly increasing. Packages are increasingly created by both humans and machines as software build and release workflows are automated, and can also be imported from external sources, such as open source libraries and repositories. The increasingly large volumes and complexity of packages within organizations’ software development ecosystems require a new, systematic, and automated approach to the management of packages. Code repositories, which store and manage source code, are helpful and important developer tools, but cannot efficiently take software that was written by developers and deploy it in runtime environments because they are not purpose-built to manage and cache binary files. Tracking and managing software at the package level enables organizations to make incremental updates to software, eliminating the need for software versions. Package management allows software release management to be continuous, and capable of handling the volume, variety, and velocity of software required today.

Our Platform

We built the world’s first universal package repository, JFrog Artifactory, to fundamentally transform the way that the software release cycle is managed. Our package-based approach to releasing software enabled the category of CSRM, allowing software releases to be continuous and software to always be current.

We enable organizations to store all package types in a common repository where they can be edited, tracked, and managed. Our unified platform connects all of the software release processes involved in building and releasing software, enabling CSRM. We empower our customers to shorten their software release cycles and enable the continuous flow of current, up-to-date software from any source to any destination. Our platform is designed to be agnostic to the programming languages, source code repositories, and development technologies that our customers use, and the type of production environments to which they deploy.

Our fully integrated suite of products allows our customers to compile software from source code repositories, manage the dependencies among components within software packages, move packages to a universal repository, ingest packages from third parties, including open source libraries, scan for vulnerabilities through various stages, distribute to endpoints, and deploy in production, all through a single user access point.

Benefits to Our Customers

•	End-to-end, unified platform. We provide a central, unified platform for our customers’ software release needs with our universal package management solution, JFrog Artifactory, at its core and a portfolio of adjacent products including build integration, workflow automation, security, and deployment. We designed our products to integrate with each other natively, with a unified user interface. This allows organizations to effectively and efficiently manage the full software release cycle through a single user access point.

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A “blessed” repository for the organization. We designed JFrog Artifactory to be the only package repository that an organization needs. By securely storing, monitoring, and distributing packages created inside and outside an organization, we provide a single, trusted local repository that any user within an organization can rely on, serving as the system of record for all of the software in an organization. This is commonly referred to as a blessed repository. JFrog Artifactory automatically caches updated packages from both external and internal repositories, ensuring that an organization always has the latest, validated packages available.

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Acceleration through automation. Our platform accelerates the software release cycle by enabling the automation of workflows across teams and providing tight coordination between development and operations groups, removing silos within organizations’ software release processes. We seamlessly integrate with source code repositories to push software updates and to manage software package flows between all software release gates seamlessly and continuously, offering a uniquely efficient way to orchestrate software release from build to deploy.

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Hybrid and multi-cloud deployment. We empower organizations to release software that is execution-ready across any number of different production environments. Our platform supports public cloud, on-premise, private cloud, and hybrid deployments, helping organizations avoid vendor lock-in and allowing software developers and IT operators across an organization to use our products in any environment. Our unique model offers the same product in the cloud and on-premise, so users can work in any environment with an identical user experience.

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Scalable across the organization. Our proprietary technology for package management allows our platform to seamlessly scale across even the largest of customers and deployments. Our platform supports a wide variety of enterprise-scale storage capabilities and also accommodates spikes in usage without compromised performance. JFrog Artifactory supports High Availability cluster configuration, in which redundant components are created to maximize network uptime, and can therefore seamlessly serve nearly any number of concurrent users, build servers, and interactions.

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Trusted and secure. We enable organizations to analyze packages for vulnerabilities, license compliance, and quality issues in near real-time. JFrog Xray, our fully integrated security solution, enables continuous automation of security policies. Our platform embeds security into the DevOps workflow, allowing organizations to have speed and control in the software release cycle. All packages on our platform are fully traceable, ensuring the accuracy and reliability of software applications. To enhance application quality while minimizing risk, our security controls offer customizable governance policies to specific packages and complete auditing capabilities and business impact analysis.

Benefits to Software Developers and IT Operators

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Easy and automated package management. Through our JFrog Artifactory package management solution, software developers and IT operators are able to automatically fetch software packages from public and private repositories, ensure that packages are consistent across their organizations’ instances of JFrog Artifactory, scan for vulnerabilities with JFrog Xray, and manage dependencies among packages. JFrog Artifactory stores packages and uses their metadata in a manner similar to a relational database, enabling software developers and IT operators to manage package versions, organize and track dependencies, and perform replication across geographically distributed sites.

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Integrated across the development ecosystem. We believe in user freedom of choice and provide software developers and IT operators with technology that seamlessly integrates with their ecosystems. Our out-of-the-box integrations with third-party technologies offer software developers and IT operators the freedom to choose their tool stacks, allowing them to minimize disruptions, increase productivity and innovation, and avoid vendor lock-in. Our solution includes user-friendly APIs that organizations can use to integrate our products and third-party technologies in a reliable and high-performance manner.

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Universal and extensible. Our platform natively supports the major package technologies, including package libraries, continuous integration tools, container registries, and testing and deployment tools, and has been designed to quickly and seamlessly add support for new package technologies as they arise. JFrog Artifactory’s ability to search for, manage, and cache packages from different sources enables software developers and IT operators to execute faster and take advantage of innovation throughout the broader software development ecosystem. As an organization’s development environment changes, our products automatically adjust, with little to no downtime or the need for complex migrations.

Business Model

We have a bottom-up, community-focused approach to driving increased usage of our products, in which we focus on demonstrating the value that our products can provide to software developers and IT operators before their respective organizations become customers. We strive to make software developers and IT operators more efficient, effective and productive, and create champions of JFrog in the process. Our efficient go-to-market strategy, multi-tiered subscription structure for both self-managed and SaaS subscriptions and technology partnership ecosystem have allowed us to grow rapidly, while maintaining positive operating cash flow and free cash flow for each of the last five years.

•	Efficient go-to-market strategy.

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Make software developers and IT operators successful. Our focus on software developers and IT operators has been a key component of our strategy and remains instrumental in driving demand. Our consistent product innovation, thought leadership in CSRM, and knowledge sharing with software developer and IT operator communities engender trust that fuels increased usage of our products. We enable our users to stand out for the value they deliver to their organizations, making others within their organizations want to adopt our products to emulate their success.

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Enable user freedom of choice. Our support for public cloud, on-premise, private cloud, and hybrid deployments enable software developers and IT operators to choose how and where they deploy our platform, reducing friction of adoption and preventing vendor lock-in. We are agnostic to the types of technologies a software developer or IT operator may choose to use, which is a philosophy that we believe provides us with a competitive advantage. Our platform is designed to quickly and seamlessly add support for new package technologies as they arise.

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Align pricing with value provided. Our free trials, freemium offerings, and open source software options provide low-friction entry points for software developers and IT operators. Customers often upgrade to paid and higher-tiered subscriptions as they increase their usage of our products through the identification of new use cases, the need for additional functionality, or the adoption of our products by new teams or in new geographies.

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Provide best-in-class support. Our customer support personnel provide extensive engineering-level support directly to software developers and IT operators, ensuring those individuals who use our products most are set up to succeed. Our customer support team is differentiated by the number of team members who have engineering backgrounds, which allows our customers to have consistent access to individuals with intimate technical knowledge of our products and of the different technologies and protocols with which they integrate. Our technical support offerings primarily include issue diagnosis and root cause identification, as well as bug isolation and software fix delivery.

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Multiple tiers of subscriptions. We serve customer needs with multiple tiers of subscriptions that differ based on both product breadth and functionality. Our subscription structure is aligned with the way we have built our product platform, with JFrog Artifactory at the core of each subscription and a portfolio of adjacent products and services that differ by subscription tier. Our pricing model is based on number of servers for self-managed deployments or consumption of storage and data transfer for SaaS deployments at each subscription tier, which reduces friction of adoption and aligns the value we deliver with our customers’ needs as they scale.

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Technology partnership ecosystem. We believe that our open technology approach enhances our credibility to software developers and IT operators, contributing to increased demand for our products. Our extensive integrations with technologies across the software development ecosystem power significant extensibility of our platform and offer our customers the ability to use external software development technologies of their choice on our platform, driving increased customer affinity and product stickiness.

Market Opportunity

As software continues to play a mission critical role and be a source of competitive advantage for organizations, the need to efficiently release software will become more imperative to every organization. According to IDC, the opportunity for all DevOps tools is expected to reach $18 billion by 2024.

However, we believe that our products represent not only a functional tool to be used by IT, DevOps, and security professionals, but also a fundamental shift in the software development landscape. As DevOps practices are increasingly adopted around the world and across industries, we believe that our products can address the CSRM needs of organizations globally, while requiring minimal to no product localization. We estimate our current market opportunity for CSRM to be approximately $22 billion. We calculate this figure by estimating the total number of organizations globally, which we determine by referencing independent industry data from the S&P Global Market Intelligence database. We then segment organizations globally into three cohorts we focus on based on the number of employees: organizations that have between 500 and 1,000 employees globally, between 1,000 and 2,500 employees globally, and over 2,500 employees globally. We then apply an average annual contract value to each respective cohort using internally generated data of actual customer spend based on subscription tier. To the extent companies across industries globally do not adopt our solutions, we may not be able to fully penetrate these market opportunities.

The volume of software written, the demands for a faster release cycle, and the increasingly complex layers of dependencies and security requirements are self-reinforcing tailwinds that are all increasing the size of the market that we address. According to Evans Data, the number of developers globally is expected to increase from 23.9 million in 2019 to 28.7 million in 2024. IDC also estimates that by 2023, 40% of organizations will ship code to production daily, compared to only 3% in 2019. This explosive rate of growth supports our belief that our addressable market will continue to expand rapidly.

We see multiple opportunities to increase our addressable market over time, including through improved security solutions for DevSecOps and enabling software updates at the edge. As the number of edge instances across software ecosystems increases, the ability to extend CSRM to the edge with developer to device workflows opens the opportunity for DevOps in new markets, such as IoT. A more effective, automated, seamless, and secure process of creating software is at the heart of all digital transformation, and we believe JFrog’s technology for building, testing, securing, and distributing packages is central to that process.

Growth Strategies

We intend to pursue the following growth strategies:

•	Extend our technology leadership. We will continue to invest in building new capabilities and extending our platform to bring the power of CSRM to a broader range of use cases, including improved security solutions for DevSecOps and enabling DevOps solutions for devices on the edge. We pioneered a new, systematic, and automated approach to package management through our development of JFrog Artifactory, and have since expanded our platform with highly differentiated and complementary products. Additionally, we have a successful track record of pursuing strategic acquisitions and integrating new products into our platform. We believe acquiring new technologies to complement our organic innovation efforts will help us rapidly adapt to address the evolving needs of the market and drive increased value for our customers.

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Expand within our existing customer base. We have demonstrated a differentiated ability to retain customers, expand existing customer usage, and cross-sell a broader set of products and features within an organization. Our net dollar retention rate of 139% as of June 30, 2020 highlights the increasing value of our products to our customer base. To date, we have not deployed a significant outbound sales force, relying primarily on our self-service and inbound sales model. Moving forward, we are building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers. For the six months ended June 30, 2020, our 10 largest customers represented approximately 8% of our total revenue and no single customer accounted for more than 2% of our total revenue.

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Acquire new customers. We believe there is a substantial opportunity to continue to grow our customer base. Our free trial subscription options, freemium product offerings, and open source version of JFrog Artifactory increase software developer and IT operator familiarity with our products, and allow for low-friction product adoption. We will continue to invest in software developer and IT operator communities through the introduction of new open source projects and community-centered events, which we believe will in turn bring new customers to our platform. Additionally, we have steadily grown our international presence since inception and intend to continue to expand internationally as DevOps practices are increasingly adopted around the world.

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Expand and develop our technology partnership ecosystem. Our technology partnership ecosystem assists us in driving awareness of JFrog and extending our reach across industries. We have designed our platform to work with the major package technologies and be deployed in any environment, allowing our technology partners to better serve their customers. We will continue to seek further technology integrations as the software development ecosystem continues to evolve. We also intend to cultivate and leverage channel partners to grow our market presence and drive greater sales efficiency.

Our Culture and Values

The JFrog culture—as defined in the JFrog CODEX, our collection of values—is communally written by employees, not management or founding partners. Our CODEX is an agreement and commitment about how we treat one another, the community, the marketplace, and the world. We continuously validate our values, maintaining the CODEX as a living document. Because the CODEX is a pact we have with one another, it is a compass on how we choose employees and partners, how our engineers solve customers’ pain points, how we vet technology alliances, and even how we prioritize and justify important business decisions.

Our culture is a contract. It continues to propel our unified vision forward.

The principles of the JFrog CODEX include:

•	Integrity. We subscribe to presenting the truth, honestly, even if it’s subjective, in order to achieve mutual well-being and transparency. We might make mistakes, but we always play fair.

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Community and Customer Happiness. As pain solvers focused on the solution and not on the problem, we invest time and effort to build and develop strategic, long-term relationships to ensure happiness among our community and customers.

•	Thinking BIG. We encourage our employees to stretch their capabilities, knowing that while we think outside the box, every detail counts.

•	Everyone Counts Everyone Matters. Each and every employee has a significant and driving impact on the success of JFrog. Everyone has a voice and everyone’s thoughts and ideas matter.

•	Innovation. We strive for technological excellence and innovation, stepping outside our comfort zone to achieve more and support market needs.

•	Team Spirit. We foster an atmosphere of genuine teamwork and believe in the importance of mutual trust, joint effort, and collaboration to ensure our collective success.

•	Open Communication. Employees are free to approach each other for assistance regardless of rank or affiliation.

•	Agility. We believe change is an opportunity; an agile mindset leads us to better results in a rapidly changing environment.

•	WIN! We believe that with a “Good Enough” mindset, we can never achieve greatness.

•	Care. We care more; it’s the source of our “better-ness.”

Products

We built the first universal package management system, centered around JFrog Artifactory, creating a modern platform for CSRM. Since our initial launch of JFrog Artifactory, we have consistently innovated and added new products to expand the capabilities of our platform. Today, our platform comprises the full workflow for releasing software.

JFrog Artifactory

At the center of our platform is JFrog Artifactory, the first universal package repository. It allows teams and organizations to store, update, and manage their software packages at any scale. JFrog Artifactory ensures that all software packages being deployed are the most current by automatically caching dependencies between packages and package versions, including from external sources. JFrog Artifactory supports the major package technologies and can be seamlessly deployed in public clouds on-premise, private cloud, and hybrid environments. As a result, JFrog Artifactory serves as the “single source of truth” for an entire organization’s packages, ensuring consistency and enabling trust and automation in the software release cycle.

With JFrog Artifactory at its center, our platform is a cohesive, integrated, end-to-end solution comprised of the following additional products that encompass the complete software release cycle:

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JFrog Pipelines. JFrog Pipelines is our Continuous Integration/Continuous Delivery tool, responsible for automating and orchestrating the movement of software packages through our platform. This includes the creation, compilation, and management of packages throughout the DevOps workflow. JFrog Pipelines also provides end-to-end visibility and control over the software release cycle, ensuring that various repositories, testing tools, and deployment tools are seamlessly coordinated.

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JFrog Xray. JFrog Xray continuously scans JFrog Artifactory to secure all packages stored in it. JFrog Xray is able to break down and understand software packages at a binary level, utilizing the metadata stored in JFrog Artifactory to accurately uncover potential vulnerabilities, policy violations, and compliance issues. This enables better DevSecOps, allowing organizations to achieve both control and trust earlier in their software release cycles by automating security workflows.

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JFrog Distribution. JFrog Distribution provides reliable, scalable, and secure software package distribution with enterprise-grade performance. It uses proprietary technology to reliably and optimally distribute packages to multiple locations and update them as new release versions are produced. JFrog Distribution offers native support for the major package technologies, allowing smooth integrations between an organization’s deployment tools and the runtime environment, and enabling seamless software releases.

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JFrog Artifactory Edge. JFrog Artifactory Edge is a specialized, read-only version of JFrog Artifactory, co-located close to the runtime environment. JFrog Artifactory Edge sits downstream from JFrog Distribution, providing reliable deployment of packages at the actual locations where updates are executed. Designed to work with JFrog Distribution, JFrog Artifactory Edge utilizes and leverages metadata from JFrog Artifactory to facilitate the transfer of only the incremental changes in software packages from their previous versions, rather than entire applications, enabling efficient, real-time updates to edge instances.

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JFrog Mission Control. JFrog Mission Control is our platform control panel, providing a high-level view of all the moving pieces of an organization’s CSRM workflow. JFrog Mission Control allows users to configure and view services under administrative control, whether across any public cloud, on-premise, private cloud, or hybrid environment, or at geographically dispersed development sites.

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JFrog Insight. JFrog Insight is our universal DevOps intelligence tool. JFrog Insight integrates with our other products to provide customers with powerful BI and analytics capabilities. JFrog Insight processes and collects key metrics, correlates them across diverse systems, and provides actionable insights to development managers, operations teams, and compliance officers across an organization.

Multi-Tiered Subscription Offerings

We offer our products to customers through a multi-tiered subscription structure. Our paid subscription tiers include JFrog Pro, JFrog Pro X, JFrog Enterprise, and JFrog Enterprise Plus.

•	JFrog Pro. JFrog Pro provides access to universal version of JFrog Artifactory and ongoing updates, upgrades, and bug fixes.

•	JFrog Pro X. JFrog Pro X provides the same features as JFrog Pro with the addition of JFrog Xray and SLA support.

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JFrog Enterprise. JFrog Enterprise provides the same features as JFrog Pro with the addition of High Availability cluster configuration, multi-site replication, and JFrog Mission Control, enabling larger enterprise-scale deployments, and SLA support. Additionally, customers have the option to add a High Availability version of JFrog Xray to the JFrog Enterprise subscription.

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JFrog Enterprise Plus. JFrog Enterprise Plus provides the same features as JFrog Enterprise, including JFrog Xray with HA, with the addition of JFrog Pipelines, JFrog Insight, JFrog Distribution, and JFrog Artifactory Edge. JFrog Enterprise Plus is our full platform subscription option, delivering our entire suite of products and functionality.

We have an unwavering commitment to the software developer and IT operator communities, and show this commitment by offering varying forms of free access to our products in addition to the paid subscriptions described above. This free access takes the form of free trials, freemium offerings, and open source software, and helps generate demand for our paid offerings within the software developer and IT operator communities.

•

Free Trials. We offer time-limited free trials of our platform that allow prospective customers to test the full functionality of a JFrog subscription within their environments or through our SaaS offering for a limited period. At the end of this trial period, these prospective customers either have to pay for a subscription or lose access.

•

Freemium. Our freemium offerings include JFrog Container Registry and our C++ repository, which allow software developers and IT operators to test limited versions of our products before upgrading to versions with additional capabilities. Community free services include community centers for Go, C++ and Helm Charts. Developers can access significant functionality of the JFrog Platform in a free cloud tier available on all major cloud providers.

•

Open Source. Our open source offering is a limited functionality version of JFrog Artifactory that only supports Java-based packages, and also lacks other features required for organization-wide adoption by DevOps teams.

Customers

As of June 30, 2020, we had a global customer base of approximately 5,800 organizations across all industries and sizes, including over 75% of Fortune 100 organizations.

As of June 30, 2020, 286 of our customers had ARR of $100,000 or more, accounting for approximately 48% of our ARR. As of December 31, 2018, 131 of our customers had ARR of $100,000 or more, increasing to 234 customers as of December 31, 2019, accounting for 38% and 45% of our ARR, respectively. As of June 30, 2020, we had eight customers with ARR of at least $1.0 million. We had one customer with ARR of at least $1.0 million as of December 31, 2018, increasing to seven customers with ARR of at least $1.0 million as of December 31, 2019. For the six months ended June 30, 2020, our 10 largest customers represented approximately 8% of our total revenue and no single customer accounted for more than 2% of our total revenue. For the six months ended June 30, 2020, approximately 36% of our revenue was generated from customers outside of the United States. All references to our customers included in this prospectus refer to paying customers.

Representative customers by industry vertical are listed below:

Banking & Financial Services	Education & Nonprofit	Establishment & Media
American Express	Ohio University	Blizzard Entertainment
Bank of America	Ontario Institute	Frima Studio
Morgan Stanley	University of Maryland	Sky Networks
National Australia Bank	University of Texas	Time Inc.
Paychex	University of Washington	Washington Post
Société Générale	Vanderbilt University
Svenska Handelsbanken
Visa

Internet & Software	Retail & Consumer	Technology & Electronics
Amadeus	Bluestem Brands	HP, Inc.
Box	Hotel Reservation Service	Resolute Building Intelligence, a MadDog Technology company
Expedia	Kupishoes
Google	T-Mobile	Qualcomm
JetBrains	Target	Siemens
Microsoft	Under Armour	Sony
Rogue Wave Software		Toshiba
Twilio		UTC Aerospace Systems
Wix.com		Xerox

Customer Case Studies

The following are representative examples of how some of our customers have benefitted from using JFrog:

Box

Industry: Software

Products: JFrog Artifactory, JFrog Xray (Cloud Enterprise Subscription)

Customer Since: 2015

Use Case: Modernization of Cloud-native Infrastructure

Box provides its customers with a cloud content management platform that enables organizations to securely manage their content while allowing easy access and sharing of this content from anywhere, on any device. This Box platform is provided via multiple Box data centers across several regions. Looking to optimize its infrastructure in order to focus on innovation, Box moved to a Kubernetes-based infrastructure for software releases in order to manage the delivery of hundreds of microservices required to keep its products available, consistent and up to date, in any region across the world.

Since 2015, Box has utilized JFrog as part of its DevOps portfolio to function as the single source of truth for software packages and replication across its delivery pipelines. Over the course of several months in 2017-18, Box was able to utilize JFrog to migrate from a waterfall-based delivery system to a Docker and Kubernetes-based cloud native delivery model.

In two years, Box has experienced a 90x increase in release speed, going from nearly six months to roll out new services to 3 days or fewer, and mere hours for updates that support hundreds of services and up to 25,000 Kubernetes pods. The Box storage footprint in the cloud with JFrog has grown 13,000x since it became a JFrog customer in 2015, with data transfer growth from a few GBs per month to up to 230TBs monthly. The result has been a significant improvement in customer satisfaction, security, and developer productivity.

Splunk

Industry: Software / High Tech

Products: JFrog Artifactory and JFrog Xray

Customer Since: 2013

Use Case: Hybrid, Global Software Distribution and Management

Splunk is the world’s first Data-to-Everything™ Platform, designed to remove the barriers between data and action to turn data into doing for its 19,000+ customers, including more than 90 of the Fortune 100. By bringing data to every question, decision and action, Splunk enables customers to seamlessly investigate, monitor, analyze and act on their data. From IT to security to business and cloud operations, Splunk enables organizations to take action in real-time.

As Splunk evolved to deliver its Data-to-Everything Platform and monitoring solution, their 1,000 developers needed a way to standardize their software delivery pipeline and CI/CD systems. Standardization was necessary given that like other large organizations with dispersed development teams, Splunk’s team is distributed across offices around the world and one hundred cross-functional scrum teams.

Since adopting JFrog Artifactory in 2013, Splunk has grown its strategic usage of JFrog products to manage many terabytes of daily data throughput. Splunk also utilizes JFrog Distribution solutions to deliver software across 11 different regions in multiple clouds, utilizing both on-premises and SaaS-based JFrog solutions.

Atlassian

Industry: Software

Product: JFrog Artifactory

Customer since: 2015

Use case: Hybrid Software Deployment

Atlassian is a multinational corporation that creates the software that helps teams organize, discuss, and complete their work. Its stated mission is to unleash the potential of every team.

Atlassian relies upon multiple systems to deliver software to their customers, and in 2015, their development teams were using multiple solutions to support that process. To improve the robustness of that critical service, Atlassian required a highly scalable and flexible software package management product. That’s why Atlassian chose JFrog Artifactory to enhance developer productivity and streamline the releases of its products.

Today, Atlassian’s engineering teams around the world use the JFrog Platform to resolve dependencies, store artifacts and manage open source software when developing new software for Atlassian’s vast customer base.

Technology

Our proprietary technology, fueled by our optimized database architecture, enables best-in-class reliability, scalability, and performance.

Our technology includes the following key attributes:

•

Universal package management. The core of our platform, JFrog Artifactory, stores packages and manages the metadata from the major package technologies, including Debian, Docker, Go, Helm, Kubernetes, Maven, NPM, NuGet, Python, and RPM, in a manner similar to a relational database, wherein it can manage package versions, organize and track dependencies, and perform replication across geographically distributed repositories. Our platform is designed to quickly and seamlessly add support for new package technologies as they arise.

•

Localizing public repositories. JFrog Artifactory automatically queries third-party repositories, and allows organizations to exert choice and governance in the packages they cache. We help customers minimize dependency on the availability and reliability of online resources by allowing them to control packages within the confines of their organizations, enabling them to better maintain control and security via the blacklisting or whitelisting of certain components.

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Rich metadata. Every package in JFrog Artifactory is stored and referenced using metadata, including dependencies, author, and date modified. We utilize our proprietary technology to store and index metadata, allowing it to be queried for multiple uses such as package promotion, tagging, security, and more, which enables automation. This metadata can be generated from many sources, such as users, third-parties, and packages themselves.

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Checksum-based storage. A checksum is a sequence of numbers and letters that serves as a “digital fingerprint.” Each package has a unique checksum that is stored as a file and referenced by JFrog Artifactory. When it is necessary to replicate or copy files, JFrog Artifactory’s proprietary checksum-based storage optimizes the process by de-duplicating the storage process and directly creating new references to the existing checksum file. This approach significantly reduces the amount of data needed within JFrog Artifactory or when copying packages to remote sites or replicating repositories, making it substantially faster than traditional approaches.

•

High Availability. Our High Availability configuration allows multiple JFrog product nodes to be deployed as a redundant cluster to reduce reliance on any single node. Our products support a High Availability configuration with a cluster of two or more active/active nodes, ensuring that there can be no single-point-of-failure. If any specific node goes down, a system will continue to operate through the remaining, redundant nodes with little to no downtime or degradation of performance of the system as a whole. Further, the High Availability configuration means that our products can accommodate larger load bursts with horizontal server scalability, so that organizations can meet increasing load requirements. Importantly, our High Availability configuration allows customers to update our products with the latest versions with little to no downtime, as each node is updated one at a time.

•

Hierarchical graph of software packages. By tracking against a database of known vulnerabilities, our platform provides continuous security and analysis of packages in the development environment. We provide continuous protection by recursively scanning components down to their binary file levels on a regular basis. Integration with major package technologies allows us to provide critical insights early in the development phase, making it less likely for vulnerable components to reach production.

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Enterprise-class security and compliance. Organizations can use our platform to help manage the integrity of software being deployed by digitally signing packages and binary files. Groups, API tokens, users, and other characteristics can all be managed from various points within multiple data centers, alongside real-time access replication. We define access policies at the full repository or single package level consistent with industry practice and widely accepted protocols.

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Easy user plugins. User plugins allow customers to extend the functionality of our products. For virtually any action performed in a development environment, customers can write a user plugin that effectively extends the JFrog Artifactory REST API, providing a simple way to add functionality, including scheduling tasks, managing security and authentication, license compliance, open source governance, package resolution and deployment, build integration, promotion logic, maintenance, and clean up. Additionally, our open source plugins can be changed, debugged, and redeployed by users in near real-time.

Marketing and Sales

Marketing

We are a company founded by developers, for developers. We have a bottom-up, community-focused approach to marketing that prioritizes increasing the effectiveness of software developers and IT operators. We empower software developers and IT operators to release software faster and more securely, and in the process create champions of our products who naturally demonstrate the value of JFrog to their broader organizations. Our consistent product innovation, thought leadership in CSRM, and knowledge sharing with software developer and IT operator communities engender trust that organically fuels increased usage of our products. These communities can easily engage with our products through free trials, freemium offerings, and open source software before deciding to use them on a paid basis. We believe this approach gives us a competitive advantage, as software developer and IT operator communities have become integral in spreading awareness of our brand, expanding use cases, and overall organizational adoption of our platform. As a result, the value we bring to software developers and IT operators organically drives demand, as increased awareness, knowledge sharing, and adoption leads to greater exposure to the other features and products in our user interface.

Additionally, we engage with prospective customers through user-centered events, including swampUP, our annual user conference, hands-on training events, and co-marketing activities with technology partners and large cloud platforms.

Sales

We employ a self-service and inbound sales model, which makes it easy for customers to try, adopt, and use our products, creating a highly efficient sales motion. Our customers can start with an open source version of JFrog Artifactory, freemium product offerings, or free trial subscription options, or land directly with one of our paid subscription tiers. Our open source, freemium, and free trial options provide low-friction entry points for customers, who often upgrade to paid and higher-tiered subscriptions as they increase their usage of our products through the identification of new use cases, the need for additional functionality, or the adoption of our products by new teams or in new geographies. Once a user has decided to use our products beyond what is available in open source or freemium versions, or at the end of a free trial, they can upgrade to one of our paid subscriptions, which are priced based on number of servers or usage to align the value we deliver with our customers’ needs as they scale.

Our customer success teams are focused on enabling organizations to realize the full benefits of our platform by helping them advance their CSRM practices and promoting the adoption of additional products and more advanced functionality of our platform. To date, we have not deployed a significant outbound sales force, relying primarily on our self-service and inbound sales model. Recently, we have begun building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers.

Competition

The worldwide DevOps market is rapidly evolving. We compete on the basis of a number of factors, including:

•	ability to provide an end-to-end, unified platform for the CSRM workflow;

•	breadth of technologies we support;

•	breadth of technology integrations;

•	total cost of ownership;

•	extensibility across organizations, including software developers, IT operators, and IT managers;

•	ability to enable collaboration between software developers and IT operators;

•	ability to deploy our products in any combination of cloud, multi-cloud or on-premise environments;

•	performance, security, scalability, and reliability;

•	quality of customer experience and satisfaction;

•	quality of customer support;

•	ease of implementation and use; and

•	brand recognition and reputation.

Our products are available for both self-managed and SaaS deployments. While we believe we compete successfully on the above factors, particularly with regards to the comprehensive nature of our solutions, we do experience competition in each of these categories with different vendors:

•

With respect to self-managed deployments, diversified software companies, such as IBM, Inc. (Red Hat), Pivotal Software, Inc., and VMware, Inc., and developer-focused software companies, such as GitLab Inc. and Sonatype, Inc., have offerings that compete with certain of our products.

•

With respect to SaaS deployments, cloud providers, such as Alphabet Inc. (GCP), Amazon.com, Inc. (AWS), and Microsoft Corporation (Azure DevOps including GitHub), have offerings that compete with certain of our products.

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. Many of our competitors have greater financial, technical, and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings. We may also expand into new markets and encounter additional competitors in such markets.

Research and Development

Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, and integrations of our platform, as well as the continued improvement and iteration of our existing products. Our most significant investments in research and development are to drive core technology innovation and bring new products to market. Research and development employees are located primarily in our Israel and India offices.

Our research and development team consists of our architects, software engineers, security experts, DevOps engineers, product management, quality assurance, and data collection teams. We intend to continue to invest in our research and development capabilities to extend our platform and products.

Intellectual Property

Our success depends in part on our ability to protect our intellectual property. We rely on a combination of copyrights and trade secret laws, confidentiality procedures, employment agreements, license agreements, invention assignment agreements, trademarks, and patents to establish and protect our intellectual property rights, including our proprietary technology, software, know-how, and brand.

As of June 30, 2020, we have 11 U.S. patent applications, including six pending U.S. provisional patent applications relating to certain aspects of our technology. We cannot assure you whether any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. Any of our patents issued in the future may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. In addition, we have international operations and intend to continue to expand these operations, and effective patent, copyright, trademark, and trade secret protection may not be available or may be limited in foreign countries.

Although we rely on intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as contractual protections to establish and protect our proprietary rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality, and frequent enhancements to our platform are more essential to establishing and maintaining our technology leadership position.

We control access to, and use of, our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international copyright and trade secret laws. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation, and other proprietary information. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf and agreeing to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See the section titled “Risk Factors” for a more comprehensive description of risks related to our intellectual property.

Employees

As of June 30, 2020, we had a total of over 590 employees operating across six countries, including approximately 300 employees located in Israel and approximately 200 employees located in the United States. None of our employees are represented by labor unions or, except for certain of our employees in France and Spain, covered by collective bargaining agreements.

Facilities

We are co-headquartered in Sunnyvale, California and in Netanya, Israel. We lease approximately 27,000 square feet of office space in Sunnyvale under a lease expiring in 2021, with an option to extend the lease for an additional five years, and we lease approximately 39,000 square feet of office space in Netanya under a lease expiring in 2022, with an option to extend the lease for an additional year.

In August 2020, we entered into a sublease agreement for approximately 22,000 square feet of additional office space in a building adjacent to our current co-headquarters in Sunnyvale, California. The sublease commences in January 2021 and expires in October 2025.

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of August 15, 2020:

Name	Age	Position(s)

Shlomi Ben Haim	50	Co-Founder, Chief Executive Officer and Director

Jacob Shulman	50	Chief Financial Officer

Yoav Landman	49	Co-Founder, Chief Technology Officer and Director

Tali Notman	38	Chief Revenue Officer

Yossi Sela(1)(3)	68	Director

Jeff Horing(1)	56	Director

Jessica Neal(1)	44	Director

Frederic Simon	49	Co-Founder, Chief Data Scientist and Director

Elisa Steele(2)(3)	53	Director

Andy Vitus(2)	46	Director

Barry Zwarenstein(2)	71	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Shlomi Ben Haim. Mr. Ben Haim is one of our co-founders and has served as a member of our board of directors and as our Chief Executive Officer since April 2008 and as Chairman of our board of directors since January 2020. From October 2000 to June 2009, he was with AlphaCSP Ltd. (“AlphaCSP”), a company implementing software applications that was acquired by Malam Group, most recently as Chief Executive Officer from June 2006 to June 2009 and as an executive director from October 2000 to June 2006. Prior to joining AlphaCSP, Mr. Ben Haim served in the Israeli Air Force from October 1988 to October 2000 where he led several military units and reached the rank of Major. Mr. Ben Haim holds a B.A. in Business Administration and Management from Ben-Gurion University of the Negev, Israel and an M.Sc. from Clark University.

We believe that Mr. Ben Haim is qualified to serve on our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer.

Jacob Shulman. Mr. Shulman has served as our Chief Financial Officer since May 2018. From June 2007 to May 2018, he was with Mellanox Technologies, Ltd., a supplier of computer networking products, most recently as Chief Financial Officer from November 2012 to May 2018, Vice President of Finance from March 2012 until November 2012 and Corporate Controller from June 2007 to March 2012. Mr. Shulman holds a B.A. in Accounting and Economics from Tel Aviv University School of Management in Israel and an M.B.A. from College of Management Academic Studies, Israel.

Yoav Landman. Mr. Landman is one of our co-founders and has served as a member of our board of directors and as our Chief Technology Officer since April 2008. From January 2002 to December 2008, he was with AlphaCSP, where he served as a Senior Consultant and as a member of management. Mr. Landman is also the creator of JFrog Artifactory. Mr. Landman holds a Masters of Computing from The Royal Melbourne Institute of Technology, Australia and an LL.B. from the University of Haifa, Israel.

We believe that Mr. Landman is qualified to serve on our board of directors because of the perspective and experience he brings as our co-founder and Chief Technology Officer.

Tali Notman. Ms. Notman has served as our Chief Revenue Officer since January 2019, Vice President, Sales from May 2015 to December 2018 and previously served as our Director of Sales from September 2012 to April 2015 and as our Customer and Community Relation Manager from June 2011 to September 2012. From December 2007 to September 2010, she was the Director of Human Resources at AlphaCSP. Ms. Notman holds a B.A. in Social Sciences and a Masters in Legal Studies from Bar-Ilan University, Israel.

Directors

Yossi Sela. Mr. Sela has served as a member of our board of directors since May 2012 and as our lead independent director since January 2020. He has been with Gemini Israel Ventures, a venture capital fund, since January 1993 and Managing Partner since 1999 and the Chairman of Bridges Israel, an impact investment fund, since March 2018. Mr. Sela currently serves on the board of directors of several privately held companies. He holds a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology, Israel and an M.B.A. from Tel Aviv University, Israel.

We believe that Mr. Sela is qualified to serve on our board of directors because of his business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various companies and familiarity with Israeli companies.

Jeff Horing. Mr. Horing has served as a member of our board of directors since September 2018. He has been a Managing Director of Insight Venture Partners (“Insight Ventures”), a private equity investment firm he co-founded, since 1995. Since September 2014, Mr. Horing has served on the board of directors of Alteryx, Inc., a software company, and since February 2015, Mr. Horing has served on the board of directors of nCino, Inc., a financial technology company. In addition, Mr. Horing currently serves on the board of directors of several privately held companies. He holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management.

We believe that Mr. Horing is qualified to serve on our board of directors because of his corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various technology companies and familiarity with Israeli companies.

Jessica Neal. Ms. Neal has served as a member of our board of directors since March 2020. She has served in various executive positions at Netflix, Inc., a media-services provider and production company, including as Chief Talent Officer since October 2017, Vice President of Talent from June 2017 to October 2017 and Vice President of Talent and Talent Acquisition from May 2006 to September 2013. From September 2015 to June 2017, Ms. Neal served as Chief People Officer at Scopely, Inc., an interactive entertainment company and mobile games developer and publisher. From October 2013 to July 2015, she served as Vice President- Talent at Coursera Inc., an online learning platform. Ms. Neal holds a B.F.A. in Fine Arts from The Visual School of Visual Arts New York City.

We believe that Ms. Neal is qualified to serve on our board of directors because of her knowledge and experience in the software industry and professional experience as an executive of various technology companies.

Frederic Simon. Mr. Simon is one of our co-founders and has served as a member of our board of directors since April 2008 and numerous other roles including as our Chief Architect from April 2008 to August 2013, Chief Presale Engineer from August 2013 to July 2018, and most recently as Chief Data Scientist since January 2019. Prior to joining us, Mr. Simon co-founded AlphaCSP where he was global Chief Technology Officer from September 1998 to September 2000 and main consultant for the Israel branch from October 2000 to July 2008.

He holds a first degree from Prytanée National Militaire de La Flèche in France and a Masters in Computer Science from École Centrale de Lille, France.

We believe that Mr. Simon is qualified to serve on our board of directors because of the perspective and experience he brings as a co-founder and his knowledge of the industry in which we operate.

Elisa Steele. Ms. Steele has served as a member of our board of directors since March 2020. Ms. Steele previously served as Chief Executive Officer of Namely, Inc., (“Namely”) a financial and human capital management software company, from August 2018 to July 2019. Prior to joining Namely, Ms. Steele, served as Chief Executive Officer and President of Jive Software, Inc. (“Jive Software”) a communication and collaboration software company acquired by Aurea Software, Inc., from February 2015 to July 2017. From January 2014 to February 2015, Ms. Steele served in various executive positions at Jive Software, including President; Executive Vice President, Strategy and Chief Marketing Officer; and Executive Vice President, Marketing and Products. Prior to joining Jive Software, from August 2013 to December 2013, she served as Corporate Vice President and Chief Marketing Officer of Consumer Applications and Services at Microsoft Corporation, a provider of software, services and solutions. Ms. Steele joined Microsoft through its acquisition of Skype, an Internet communications company, where she served as Chief Marketing Officer from July 2012 to August 2013. Since 2017, Ms. Steele has served on the board of directors of Splunk Inc., a provider of real-time operational intelligence software. Since 2018 Ms. Steele has served as Chairman of the board of directors of Cornerstone OnDemand, Inc., a learning and human capital management software company. Ms. Steele holds a B.S. in Business Administration from the University of New Hampshire and holds an M.B.A. from San Francisco State University.

We believe that Ms. Steele is qualified to serve on our board of directors because of her knowledge and experience in the software industry and professional experience as an executive of various technology companies.

Andy Vitus. Mr. Vitus has served as a member of our board of directors since January 2016. He joined Scale Venture Partners, a venture capital fund, in January 2003, where he has served as a Partner since January 2007. Mr. Vitus currently serves as a director of several privately held companies. He holds a B.S. in Electrical Engineering from the University of Cape Town and an M.S. in Electrical Engineering from Stanford University.

We believe that Mr. Vitus is qualified to serve on our board of directors because of his business expertise gained from his experience in the venture capital industry.

Barry Zwarenstein. Mr. Zwarenstein has served as a member of our board of directors since January 2020. He has served as Chief Financial Officer of Five9, Inc., a provider of cloud software for contact centers, since January 2012 and as Interim Chief Executive Officer from December 2017 to May 2018. Mr. Zwarenstein served as Senior Vice President and Chief Financial Officer of SMART Modular Technologies, Inc., a designer, manufacturer and supplier of electronic subsystems to original equipment manufacturers acquired by Silver Lake Partners in August 2011, and previously served as director of Dealertrack Technologies, Inc. He holds a Bachelor of Commerce from the University of KwaZulu-Natal, South Africa and an M.B.A. from the Wharton School at the University of Pennsylvania. Mr. Zwarenstein is qualified as a Chartered Accountant, South Africa.

We believe that Mr. Zwarenstein is qualified to serve on our board of directors because of his corporate finance and business expertise.

Family Relationships

Frederic Simon, our Co-Founder, Chief Data Scientist and member of our board of directors, is married to the sister of Shlomi Ben Haim, our Co-Founder, Chief Executive Officer, and member of our board of directors. There are no other family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or other executive and senior financial officers performing similar functions. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements that exempt any principal executive officer, principal financial officer, and principal accounting officer or controller, on the same website or in filings under the Exchange Act. Information on or that can be accessed through our website is not part of this prospectus.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Our board of directors intends to adopt corporate governance guidelines to become effective following the listing of our ordinary shares on Nasdaq, which will serve as a flexible framework within which our board of directors and its committees operate, subject to the requirements of applicable law and regulations. Under these guidelines, it will be our policy that the positions of chairman of the board of directors and Chief Executive Officer may be held by the same person (subject to approval by our shareholders pursuant to the Companies Law, as described below). Under such circumstance, the guidelines will also provide that the board shall designate an independent director to serve as lead independent director who shall, among other things, discuss the agenda for board meetings with the chairman and approve such agenda, and chair executive sessions of the independent directors. The lead director following this offering will be Yossi Sela.

Board of Directors

Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors. All other executive officers are appointed by the Chief Executive Officer and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon the closing of this offering, our directors will be divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and after, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be Shlomi Ben Haim, Jeff Horing and Jessica Neal, and their terms will expire at the annual general meeting of shareholders to be held in 2021;

•	the Class II directors will be Frederic Simon, Barry Zwarenstein and Andy Vitus, and their terms will expire at our annual general meeting of shareholders to be held in 2022; and

•	the Class III directors will be Yoav Landman, Yossi Sela and Elisa Steele, and their terms will expire at our annual general meeting of shareholders to be held in 2023.

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our amended and restated articles of association to be effective upon the closing of this offering, vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the class in respect of which the vacancy was created.

Chairman of the Board of Directors

Our amended and restated articles of association to be effective upon the closing of this offering are expected to provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his or her term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the Chief Executive Officer or a relative of the Chief Executive Officer may not serve as the chairman of the board of directors, and the chairman of the board of directors or a relative of the chairman may not be vested with authorities of the Chief Executive Officer, without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the company.

Currently, our Chief Executive Officer, Shlomi Ben Haim, also serves as the chairman of our board of directors. The required approval by our shareholders of the appointment of the Chief Executive Officer as chairman of the board must be obtained no later than five years following the closing of this offering. Further, if the Chief Executive Officer serves as chairman of the board of directors, his or her dual office term shall be limited, following the initial five-year period, to three-year terms, subject to shareholder approval.

In addition, a person subordinated, directly or indirectly, to the Chief Executive Officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to those subordinated to the Chief Executive Officer; and the chairman of the board of directors may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of the board of directors of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. The external directors must meet strict independence criteria to ensure that they are unaffiliated with the company and any controlling shareholder. At least one of the external directors is required to have financial and accounting expertise, and the other external director must have either financial and accounting expertise or professional qualifications, as defined in the regulations promulgated under the Companies Law. The Companies Law also provides that the external directors must serve on both the audit committee and the remuneration committee, that the audit committee and the remuneration committee must both be chaired by external directors, and that at least one external director must serve on every board committee authorized to exercise powers of the board of directors. Additional rules govern the term and compensation of external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Appointment Rights

Pursuant to our articles of association as currently in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. These rights shall terminate upon the effectiveness of this offering. Our currently serving directors were appointed as follows:

•	Yossi Sela was appointed by Gemini Israel;

•	Jeff Horing was appointed by Insight Partners; and

•	Andy Vitus was appointed by Scale Venture Partners.

Role of Board of Directors in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management, and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic, and reputational risk.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment, and affiliations, our board of directors has determined that Messrs. Sela, Vitus, Horing, and Zwarenstein and Mses. Neal and Steele do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital shares by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee and will establish a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors. Since we have opted out of certain requirements of the Companies Law, we expect that, upon the completion of this offering, the composition and functioning of all of our committees will comply with the applicable requirements of the Exchange Act and Nasdaq listing standards, and SEC rules and regulations.

Audit Committee

Companies law requirements and audit committee role

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.

Listing requirement and audit committee role

Our audit committee consists of Barry Zwarenstein, Andy Vitus, and Elisa Steele, with Mr. Zwarenstein serving as Chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy requirements of the listing standards of Nasdaq and the applicable rules and regulations of the SEC. In addition, our board of directors has determined that Mr. Zwarenstein is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	Retain, oversee, compensate, evaluate and terminate our independent auditors, subject to the approval of the board of directors, and in the case of retention, to that of the shareholders;

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approve or, as required, pre-approve, all audit, audit-related and all permitted non-audit services and related fees and terms, other than de minimis non-audit services, to be performed by the independent registered public accounting firm;

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oversee the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and prepare such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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review with management, and our independent auditor, as applicable, our annual, semi-annual and quarterly audited and unaudited financial statements prior to publication and/or filing (or submission, as the case may be) to the SEC;

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recommend to the board of directors the retention, promotion, demotion and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law;

•	approve the yearly or periodic work plan proposed by the internal auditor;

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review with our general counsel and/or external counsel, as deemed necessary, legal or regulatory matters that could have a material impact on the financial statements or our compliance policies and procedures;

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review policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the company’s business;

•	review and approve any engagements or transactions that require the audit committee’s approval under the Companies Law;

•	receive and retain reports of suspected business irregularities and legal compliance issues, and suggest to the board of directors remedial courses of action; and

•	establish procedures for the handling of employee’s complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee operates under a written charter, to be effective prior to the completion of this offering, that satisfies the listing standards of Nasdaq and the applicable rules and regulations of the SEC.

Compensation Committee

Companies law requirements and compensation committee role

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The Companies Law provides that a compensation committee must be comprised of at least three directors, unless a company elects to opt-out of certain Companies Law requirements, as we have. In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

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recommend to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	review the implementation of the compensation policy and periodically recommend to the board of directors with respect to any amendments or updates to the compensation policy;

•	resolve whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempt, under certain circumstances, transactions with our Chief Executive Officer from the approval of the annual general meeting of our shareholders.

An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management—Executive Officers and Directors” is an office holder under the Companies Law.

Listing requirement and compensation committee role

Our compensation committee consists of Yossi Sela, Jeff Horing, and Jessica Neal, with Ms. Neal serving as Chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq and the applicable rules and regulations of the SEC. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

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oversee the development and implementation of compensation policies in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans, and the implementation of such policies, and recommend to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

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review and approve the grants of options and other incentive awards to the Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approve and exempt certain transactions regarding office holders’ compensation pursuant to the Companies Law;

•	assist the board of directors with administering our equity-based compensation plans; and

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select, engage, compensate and terminate compensation consultants, legal counsel, financial advisors and such other advisors as it deems necessary and advisable to assist the committee in carrying out its responsibilities and functions.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the listing standards of Nasdaq and the applicable rules and regulations of the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Yossi Sela and Elisa Steele, with Ms. Steele serving as Chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq and the applicable rules and regulations of the SEC. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify and evaluate the qualifications of, or make recommendations to our board of directors regarding, proposed nominees for election to our board of directors and its committees;

•	consistent with the criteria approved by our board of directors and qualification requirements under the Companies Law;

•	facilitate the annual performance review of our board of directors and of its committees;

•	consider and make recommendations to our board of directors regarding the composition, organization and governance of our board of directors and its committees; and

•	develop, evaluate and make recommendations to our board of directors regarding corporate governance practices.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of Nasdaq and the applicable rules and regulations of the SEC.

We intend to post the charters of our audit, compensation, and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus.

Board Diversity

Our nominating and corporate governance committee will be responsible, on an annual basis, for reviewing with the board of directors the desired qualifications, expertise and characteristics, skills, and experience required for the board of directors as a whole and its individual members. Although our board of directors does not have a formal written diversity policy with respect to the evaluation of director candidates, in its evaluation of director candidates, our nominating and corporate governance committee will consider factors including, without limitation, issues of character, professional ethics and integrity, judgment, business acumen, potential conflicts of interest, other commitments, and diversity with respect to professional background, education, race, ethnicity, gender, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the board of directors. Further, the Companies Law provides that we must have directors of both genders. For additional information see the section titled “—Corporate Governance Practices.”

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Compensation Policy Under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

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at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders provided that the compensation committee, and then the board of directors, decide, on the basis of detailed grounds and after further discussion of the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

Our board of directors and shareholders adopted a compensation policy on August 30, 2020, which shall become effective upon the closing of this offering. Thereafter, in accordance with applicable regulations, it shall remain in effect for a term of five years from the date we become a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification, or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan, and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of its operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals, and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

•	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

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the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

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if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits, and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

•	with regards to variable components:

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with the exception of office holders who report directly to the chief executive officer, determining the variable components on a long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

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the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our Compensation Policy

Our compensation policy, which will become effective immediately upon the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance, and provide a risk management tool. To that end, a portion of an executive officer’s compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer, and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort, or outstanding company performance), equity-based compensation, benefits, and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him. The performance objectives and the weight to be assigned to each achievement in the overall evaluation will be based on overall company performance measures, which may be based on actual financial and operational results, such as (but not limited to) revenues, operating income and cash flow, and may further include divisional or personal objectives, which may include operational objectives, such as (but not limited to) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors, based on quantitative and qualitative criteria. The measurable performance (which include the objectives and the weight to be assigned to each achievement in the overall evaluation) will be based on overall company performance measures, which may be based on company and personal objectives. Company objectives may include actual financial and operational results, such as (but not limited to) revenues, sales, operating income, cash flow or our annual operating plan and long-term plan.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery, or clawback provisions, in the event of an accounting restatement, provisions which allow us under certain conditions to recover bonuses, bonus compensation or performance-based equity compensation paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify, and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy, which was approved by our board of directors and shareholders on August 30, 2020, will become effective upon the closing of this offering and is filed as an exhibit to the registration statement of which this prospectus forms a part. Under the Companies Law, our compensation policy shall remain in effect for a term of five years from the closing of this offering.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of the date of this prospectus, we have not yet appointed our internal auditor.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action submitted for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company in order to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

The company may approve an act specified above that would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see above “Compensation Policy Under the Companies Law.” Additional disclosure and approval requirements apply under Israeli law to certain transactions with controlling (i.e., greater than 25%) shareholders or in which a controlling shareholders has a personal interest and arrangements regarding the terms of service or employment of a controlling shareholder.

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance, and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in its articles of association. We expect our amended and restated articles of association to be effective upon the closing of this offering to include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the Chief Executive Officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, that compensation policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association currently in effect allows us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our amended and restated articles of association to be in effect following the completion of this offering will provide the same. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the greater of (i) an amount equal to 50% of our net assets, measured by our balance sheet last published prior to the time that notice is provided to us and (ii) $50,000,000. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Non-Employee Director Compensation

The compensation received by Mr. Ben Haim as an employee is set forth in the section titled “Executive Compensation—Summary Compensation Table.” Our other employee directors, Mr. Simon and Mr. Landman, did not receive any compensation for their service as directors for the year ended December 31, 2019. Our non-employee directors did not receive any compensation for their service as directors in the year ended December 31, 2019. Our non-employee directors also did not have any outstanding equity awards as of December 31, 2019.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We also reimburse our non-employee directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees. We have a policy of reimbursing other expenses associated with professional organizations related to their service on our board of directors or its committees, but did not make any additional reimbursements in 2019.

Non-Employee Director Compensation Policy

In September 2020, our board of directors and shareholders approved a non-employee director compensation policy that became effective on the effective date of the registration statement of which this prospectus forms a part. Pursuant to our non-employee compensation policy, each non-employee director is eligible to receive compensation for his or her service consisting of cash retainers and equity awards. Our board of directors or our compensation committee has the discretion to amend, suspend or terminate the non-employee director compensation policy as it deems necessary or appropriate, subject to the terms of our compensation policy and the Companies Law.

Cash Compensation. All non-employee directors will be entitled to receive the following annual cash compensation for their services following the effective date of the policy:

Board member.	$30,000
Lead non-employee director:	$10,000
Audit committee chair:	$20,000
Member of audit committee:	$10,000
Compensation committee chair:	$15,000
Member of compensation committee:	$6,000
Nominating and governance committee chair:	$7,500
Member of nominating and governance committee:	$4,000

For clarity, each non-employee director who serves as the chair of a committee will receive only the additional annual fee for services as the chair of the committee and not the additional annual fee for services as a member of the committee while serving as such chair, provided that the non-employee director who serves as the lead non-employee director will receive the annual fee for services as the lead non-employee director and the annual fee for services as a board member.

Each annual cash retainer and additional annual fee will be paid quarterly in arrears on a prorated basis to each non-employee director who has served in the relevant capacity at any point during the immediately preceding fiscal quarter, and such payment will be made no later than 30 days following the end of such immediately preceding fiscal quarter.

Equity Compensation. Non-employee directors will be entitled to receive all types of awards other than incentive stock options (but including Israel 102 awards) under our 2020 Plan, including discretionary awards not covered under the non-employee director compensation policy. Following the effective date of the policy, nondiscretionary, automatic grants of equity awards will be made to our non-employee directors as follows:

•

Initial Award. Each person who first becomes a non-employee director after the effective date of the policy (either by election or appointment) will be granted an equity award on the first trading day on or after such individual first becomes a non-employee director as follows: (i) with respect to each individual who first becomes a non-employee director on or prior to the one year anniversary of the effective date of the policy, the initial award will consist of options to purchase our ordinary shares with a value of $350,000, with any resulting fractional shares rounded down to the nearest whole share; and (ii) with respect to each individual who first becomes a non-employee director after the one year anniversary of the effective date of the policy, the initial award will consist of restricted share units with a value of $350,000, with any resulting fractional shares rounded down to the nearest whole share. Each such initial award will vest as to 1/12th of the shares subject to such initial award on each three month anniversary of the applicable non-employee director’s initial start date on the same day of the month as such start date, in each case subject to the non-employee director continuing to be a member of our board of directors through the applicable vesting date.

•

Annual Award. Each non-employee director who has completed at least six months of continuous service as a non-employee director as of the date of each annual meeting of our shareholders will be granted an award of restricted share units on the first trading day immediately following such annual meeting with a value of $175,000, with any resulting fractional shares rounded down to the nearest whole share. Each such annual award will be scheduled to vest as to 1/4th of the shares subject to the annual award on each three month anniversary of the date of grant on the same day of the month as such date of grant, in each case subject to the non-employee director continuing to be a member of our board of directors through the applicable vesting date.

The “value” for the awards of options or restricted share units described above means the grant date fair value determined in accordance with U.S. generally accepted accounting principles, or such other methodology as our board of directors or our compensation committee may determine prior to the grant of the applicable award.

Pursuant to our non-employee director compensation policy, in the event of our merger or sale, each outstanding and unvested equity award held by a non-employee director will accelerate and fully vest, subject to the director continuing to provide services to us as a non-employee director through the date of such merger or sale. In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization or other similar change in corporate structure of the company, the board of directors will adjust the number of shares issuable pursuant to awards under the policy in order to prevent diminution or enlargement of benefits intended to be made available under the policy.

No equity awards shall be granted to our non-employee directors in connection with the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2019, were:

•	Shlomi Ben Haim, Chief Executive Officer;

•	Tali Notman, Chief Revenue Officer; and

•	Jacob Shulman, Chief Financial Officer.

Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2019:

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)		Total ($)
Shlomi Ben Haim Chief Executive Officer	2019	431,749	—		—	33,454	(2)	465,203

Tali Notman Chief Revenue Officer	2019	315,000	50,000	(3)	354,276	21,994	(4)	741,270

Jacob Shulman Chief Financial Officer	2019	346,061	—		141,799	8,400	(5)	496,260

(1)

The amounts reported represent payments made under our commission arrangements with Ms. Notman and Mr. Shulman. Our commission agreements provide for annual payments based on net new annual recurring revenue and/or quarterly payments based on total contract value from bookings.

(2)

The amount reported represents expenses reimbursed by the company for personal trips to Israel by Mr. Ben Haim and his immediate family members in 2019, including hotel, airfare, and rental car expenses.

(3)	The amount reported represents a discretionary bonus paid to Ms. Notman in July 2019 for the company achieving an annual recurring revenue milestone.
(4)

The amount reported represents (i) expenses reimbursed by the company for personal trips to Israel by Ms. Notman and her immediate family members in 2019, including hotel, airfare, and rental car expenses, in the aggregate amount of $13,594, and (ii) Company contributions of $8,400 made under our 401(k) plan.

(5)	The amount reported represents the company contributions made under our 401(k) plan.

Outstanding Equity Awards at 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019:

	Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Shlomi Ben Haim	—	—	—		—	—
Tali Notman	05/12/2015	80,000	20,000	(2)	0.18	05/12/2025
	11/27/2018	20,000	80,000	(3)	5.44	11/27/2028
Jacob Shulman	07/31/2018	—	580,000	(4)	2.38	07/31/2028

(1)	Each of the outstanding option awards was granted pursuant to our 2011 Plan.

(2)

One-fifth of the shares subject to the option vested on May 1, 2016, and the remaining shares subject to the option vest in four equal annual installments thereafter, subject to continued service through the applicable vesting date.

(3)

One-fifth of the shares subject to the option vested on November 27, 2019, and the remaining shares subject to the option vest in 16 equal quarterly installments thereafter, subject to continued service through the applicable vesting date.

(4)

One-fifth of the shares subject to the option vested on May 7, 2019, and the remaining shares subject to the option vest in four equal annual installments thereafter, subject to continued service through the applicable vesting date. In the event that the optionee is continuously employed by the company or an affiliate for at least six months and the optionee is terminated without “cause” or due to a “constructive termination” (each as defined in the option agreement), the option will vest in full, subject to optionee’s execution and non-revocation of a release of claims.

Fiscal 2019 Equity Awards to Named Executive Officers

No equity awards were granted to our named executive officers during the year ended December 31, 2019.

Executive Employment Agreements

Shlomi Ben Haim

In September 2020, we entered into a new offer letter with Mr. Ben Haim prior to the effective date of our initial public offering. Pursuant to the offer letter, Mr. Ben Haim will continue to serve as our Chief Executive Officer on an “at will” basis. Mr. Ben Haim’s offer letter provides for an annual base salary of $433,000, eligibility, upon compliance with predetermined performance parameters, to receive bonuses with an annual target bonus amount equal to 50% of Mr. Ben Haim’s annual base salary, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us.

Mr. Ben Haim’s offer letter also provides that Mr. Ben Haim will be eligible to receive reimbursements for certain expenses incurred by him related to his relocation from Israel to the United States, up to a maximum amount of $50,000 per calendar year, in accordance with our standard expenses reimbursement policy, and we will provide Mr. Ben Haim with additional amounts sufficient to make such reimbursements tax neutral to Mr. Ben Haim.

If Mr. Ben Haim’s employment is relocated to Israel, no additional reimbursements will be provided to Mr. Ben Haim for relocation expenses incurred more than 90 days after the date of such relocation, but we will provide Mr. Ben Haim with a lump sum payment of $35,000 within 30 days following the date of such relocation.

Tali Notman

In September 2020, we entered into a new offer letter with Ms. Notman prior to the effective date of our initial public offering. Pursuant to the offer letter, Ms. Notman will continue to serve as our Chief Revenue Officer on an “at will” basis. Ms. Notman’s offer letter provides for an annual base salary of $385,000, eligibility, upon compliance with predetermined performance parameters, to receive bonuses with an annual target bonus amount equal to 100% of Ms. Notman’s annual base salary, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us.

Jacob Shulman

In September 2020, we entered into a new offer letter with Mr. Shulman prior to the effective date of our initial public offering. Pursuant to the offer letter, Mr. Shulman will continue to serve as our Chief Financial Officer on an “at will” basis. Mr. Shulman’s offer letter provides for an annual base salary of $410,000, eligibility, upon compliance with predetermined performance parameters, to receive bonuses with an annual target bonus amount equal to 60% of Mr. Shulman’s annual base salary, and eligibility to participate in employee benefit or group insurance plans maintained from time to time by us.

Potential Payments upon Termination or Change in Control

We will enter into a new change in control and severance agreement with each of our named executive officers, with each agreement effective prior to the effective date of our initial public offering.

Pursuant to each change in control and severance agreement, if we terminate the employment of an executive without “cause” (excluding terminations due to death or disability) or the executive resigns for “good reason” (as such terms are defined in the applicable agreement), and, within 60 days following such termination, the executive executes a waiver and release of claims in our favor that becomes effective and irrevocable, the executive will be entitled to receive (i) a lump sum payment equal to 6 months (12 months with respect to Mr. Ben Haim) of the executive’s then current annual base salary, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for the executive and the executive’s respective dependents for up to 6 months (12 months with respect to Mr. Ben Haim), and (iii) with respect to Mr. Ben Haim, a lump sum severance relocation payment of $35,000.

Pursuant to each change in control and severance agreement, if, within the 3 month period prior to or the 12 month period following a “change of control” (as defined in the applicable agreement), we terminate the employment of an executive without cause (excluding death or disability) or the executive resigns for good reason, and, within 60 days following such termination, the executive executes a waiver and release of claims in our favor that becomes effective and irrevocable, the executive will be entitled to receive (i) a lump sum payment equal to 12 months (18 months with respect to Mr. Ben Haim) of the executive’s then current annual base salary, (ii) a lump sum payment equal to the executive’s pro rata target annual bonus amount for the year of termination, (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to “COBRA” for the executive and the executive’s respective dependents for up to 12 months (18 months with respect to Mr. Ben Haim), (iv) vesting acceleration as to 100% of the then-unvested shares subject to each of the executive’s then outstanding equity awards (and in the case of awards with performance vesting, unless specified in the applicable award agreement governing such award, all performance goals will be deemed achieved at target levels), and (v) with respect to Mr. Ben Haim, a lump sum severance relocation payment of $35,000.

Pursuant to each change in control and severance agreement, in the event any payment to an executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, or the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the executive will receive such payment as would entitle the executive to receive the greatest after-tax benefit, even if it means that we pay the executive a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

Employee Benefit and Equity Plans

2011 Israeli Share Option Plan

Our 2011 Plan was adopted by our board of directors in November 2011, and was suspended as of the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Prior to its suspension, the 2011 Plan provided for the grant of options to our employees, directors, office holders, service providers and consultants. Following its suspension no additional awards could be granted under the 2011 Plan. However, the 2011 Plan will continue to govern the term and conditions of the outstanding awards previously granted under the 2011 Plan.

Immediately prior to the suspension of the 2011 Plan, the maximum number of our ordinary shares that were available to be issued under the 2011 Plan was 15,297,587 shares.

Administration. Our board of directors, or a duly authorized committee of our board of directors has the power to administer the 2011 Plan, all as subject to applicable law and our articles of association. Such administrator has the authority, to interpret the terms of the 2011 Plan and make all other determinations deemed necessary or advisable for the administration of the 2011 Plan; designate recipients of options; grant options; determine the terms and provisions of the respective option agreements (which need not be identical), including the number of options to be granted, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised, transferability, or restrictions constituting substantial risk of forfeiture upon occurrence of certain events, and to cancel or suspend awards, as necessary; determine the fair market value of the shares covered by each option as defined under the 2011 Plan; make an election as to the type of 102 Approved option; alter any restrictions and conditions of any options or shares subject to any options; accelerate the right to exercise any option; determine the exercise price of the option; and prescribe, amend, and rescind rules and regulations relating to the 2011 Plan. All decisions of the administrator shall be made by a majority, subject to our Articles of Association.

The board has the authority to grant, at its discretion, to the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having a different exercise price than the original.

Any member of the administrator shall be eligible to receive options under the 2011 Plan while serving on the administrator, unless otherwise specified under 2011 Plan, provided that such member shall not be entitled to vote or be counted for quorum purposes.

Designation of Participants. The 2011 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”) or, for options granted to consultants, advisors, service providers or controlling shareholders of the company or any affiliate, under Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors, and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant. Each option granted pursuant to the 2011 Plan shall be evidenced by a written option agreement, in such form approved by our board of directors. Each option agreement shall state the number of shares to which the option relates, the type of option granted thereunder, vesting dates, the exercise price per share, the expiration date, and such other terms and conditions as the board in its discretion may prescribe.

Each option will expire ten (10) years from the grant date, unless otherwise set forth in the option agreement or otherwise designated by our board of directors in connection with certain events.

The 2011 Plan is effective as of the day it was adopted by the board and shall terminate at the end of ten (10) years from such day of adoption, unless terminated earlier. The 2011 Plan was suspended as of the business day immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. However, the 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2011 Plan.

Exercise. The options may be exercised in whole at any time or in part from time to time to the extent that such options have become vested and exercisable.

Options shall be exercised by giving written notice to the company or its representative in such form and method as may be determined by the administrator and permitted by applicable law. The notice shall specify the number of shares with respect to which the option is being exercised.

Transferability of Options. Other than by will, the laws of descent and distribution or as otherwise provided under the 2011 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of an optionee’s employment or service with the company or any of its affiliates, all unvested options granted to such optionee will immediately expire upon such termination and shall again be available for issuance under the 2011 Plan.

All vested and exercisable options held by such optionee as of the date of termination may be exercised within ninety (90) days after such date of termination, unless otherwise provided by the administrator. After such ninety (90) days period, all unexercised options will terminate and the shares covered by such options shall again be available for issuance under the 2011 Plan.

In the event of termination of an optionee’s employment or service with the company or any of its affiliates due to optionee’s death, retirement or permanent disability, all vested and exercisable options held by such optionee as of the date of termination may be exercised within twelve months after such date of termination.

Notwithstanding any of the foregoing, if an optionee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2011 Plan), all outstanding options held by such optionee (whether vested or unvested) will immediately expire and terminate and the optionee shall not have any right in connection to such options.

Transactions. Upon the occurrence of a “Transaction” (i.e., merger, acquisition or reorganization of the company, a sale of all or substantially all of the assets of the company, IPO, a change of the company’s structure and any arrangement between the company and its shareholders/creditors/holders of options on the company’s shares, a transaction or a series of consecutive transactions within a period of 12 months, in which 50% or more of the issued and outstanding share capital of the company are sold to a third party), the unexercised options may, according to the sole discretion of the administrator, be assumed or substituted for options to purchase an appropriate number of shares of each class of shares, or other securities of the company and its affiliates, per each share underlying the assumed or substituted option, as were distributed to the holders of shares of the company for each share held, and appropriate adjustments shall be made to the exercise price while all other terms and conditions of the option agreements shall remain unchanged, and the administrator shall also be entitled upon its sole discretion, to adjust the rights of an optionee, such as providing an optionee with substitute securities of the successor company and/or other substitute compensation, as is reasonable in the opinion of the administrator, as long as such substitute is calculated to be reasonable compared to the compensation received by all or some of the holders of ordinary shares. The administrator shall also be entitled to determine that upon a Transaction any unvested option shall expire, and the any unexercised options be assumed or substituted in a ratio reflecting the consideration to other holders of ordinary shares. If the successor company does not agree to assume or substitute unexercised options, subject to the administrator’s discretion, the vesting may be accelerated.

If our company is voluntarily liquidated or dissolved, we shall notify the optionees and provide them with ten days to exercise any vested options.

In the event of exchange of shares or recapitalization, the number, class, and kind of the shares subject to the 2011 Plan, and the exercise prices shall be appropriately and equitably adjusted.

In the event of issuance of bonus shares to the company’s shareholders, the terms of the options shall be adjusted as if the optionee had they exercised the option prior to the effective date for being entitled to receive such bonus shares or reducing the exercise price.

In the event of a share split or consolidation of the company’s share capital, the number of shares to which optionee shall be entitled under their option shall be adjusted accordingly.

U.S. Annex. Our United States Annex to the 2011 Plan (the “U.S. Annex”) governs option awards granted to our United States employees, directors or other service providers, including those who are deemed to be residents of the United States for tax purposes. The U.S. Annex was adopted under our 2011 Plan. The U.S. Annex will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. Each option which is intended to be an incentive stock option will be granted in compliance with the requirements of Section 422 of the Code and applicable law. With respect to any option granted to a United States optionee, in the event of a conflict between the terms of the U.S. Annex and the 2011 Plan, the terms of the U.S. Annex will prevail.

French Annex. Our French Annex to the 2011 Plan (the “French Annex”) governs option awards granted to our French employees and corporate officers of our French subsidiary who hold less than 10% of our share capital, and employees and corporate officers of other entities affiliated with our company who are deemed to be French tax residents and/or affiliated to the French social security regime on a mandatory basis as of the date of grant. The French Annex was adopted under our 2011 Plan. The French Annex will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. Treatment of options granted under the French Annex in connection with a Transaction may differ from other holders of options in order to comply with French law. The French Annex further provides for a specific treatment in case of death of an optionee, in accordance with French law. With respect to any option granted under the French Annex, in the event of a conflict between the terms of the French Annex and the 2011 Plan and applicable French law, the French law will prevail.

India Annex. Our India Annex to the 2011 Plan (the “India Annex”) governs option awards granted to our employees, directors or other service providers who are Indian citizens or who are residents of India. The India Annex was adopted under our 2011 Plan. The India Annex will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. An option granted under the India Annex must be exercised within ten (10) years as of the date of grant. With respect to any option granted to an Indian optionee, in the event of a conflict between the terms of the India Annex and the 2011 Plan, the terms of the India Annex will prevail.

Japan Annex. Our Japan Annex to the 2011 Plan (the “Japan Annex”) governs option awards granted to our employees and other individuals or entities who are residents of Japan. The Japan Annex was adopted under our 2011 Plan. The Japan Annex will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. With respect to any option granted to a Japanese optionee, in the event of a conflict between the terms of the Japan Annex and the 2011 Plan, the terms of the Japan Annex will prevail.

Governing Law. The 2011 Plan shall be governed by and construed and enforced solely in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel Aviv, Israel shall have sole jurisdiction in any matters pertaining to the 2011 Plan.

2020 Share Incentive Plan

Our 2020 Plan was adopted by our board of directors and approved by our shareholders in September 2020, and became effective on September 15, 2020. Following the effectiveness of the 2020 Plan, we will no longer grant any awards under the 2011 Plan, though previously granted options under the 2011 Plan remain outstanding and governed by the 2011 Plan.

Authorized Shares. The maximum aggregate number of ordinary shares that may be issued under the 2020 Plan is (i) 9,100,000 ordinary shares plus (ii) (A) any shares subject to the pool authorized by our board of directors under the 2011 Plan which remain free and unallocated as of the effective date of the registration statement of which this prospectus forms a part, and (B) any shares subject to awards granted under the 2011

Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire, or are cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, with the maximum number of shares to be added to the 2020 Plan pursuant to the 2011 Plan equal to 15,309,367 shares.

The number of shares available for issuance under our 2020 Plan also includes an annual increase on January 1 of each year beginning on January 1, 2021 and ending on and including January 1, 2030, in an amount equal to the least of

•	9,100,000 ordinary shares,

•	five percent (5%) of the total number of ordinary shares outstanding as of the last day of the immediately preceding calendar year on a fully diluted basis, or

•	such number of shares determined by our board of directors.

No more than 115,309,367 shares may be issued upon the exercise of incentive stock options, or ISOs. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2020 Plan in its discretion.

If permitted by the company, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2020 Plan or 2011 Plan may again be available for issuance under the 2020 Plan.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the 2020 Plan. Under the 2020 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2020 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2020 Plan and take all other actions and make all other determinations necessary for the administration of the 2020 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2020 Plan or terminate the 2020 Plan at any time.

Eligibility. The 2020 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Ordinance allows employees, directors, and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

Grant. All awards granted pursuant to the 2020 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures), and the exercise price, if applicable. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Each award will expire 10 years from the date of the grant thereof, unless a shorter term is otherwise designated by the administrator.

Awards. The 2020 Plan provides for the grant of share options (including ISO and nonqualified share options), ordinary shares, restricted shares, restricted share units and other share-based awards.

Options granted under the 2020 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders).

Exercise. An award under the 2020 Plan may be exercised by providing the company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price, and purchase price obligations arising in connection with awards under the 2020 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism (for certain types of grants) or direct a securities broker to sell shares and deliver all or a part of the proceeds to the company or the trustee. Unless otherwise determined by the administrator, all options will be exercised using a cashless exercise mechanism.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2020 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the company or any of its affiliates (as defined in the 2020 Plan), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, except as set forth below and unless otherwise determined by the administrator. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death, permanent disability or retirement, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the company or any of its affiliates is terminated for “cause” (as defined in the 2020 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2020 Plan.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator in its sole discretion shall make an appropriate adjustment in the number of shares related to each outstanding award and to the number of shares reserved for issuance under the 2020 Plan, to the class and kind of shares subject to the 2020 Plan, as well as the exercise price per share of each outstanding award, as applicable, the terms and conditions concerning vesting and exercisability and the term and duration of outstanding awards, or any other terms that the administrator adjusts in its discretion, or the type or class of security, asset, or right underlying the award (which need not be only that of the company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions); provided that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of the company’s shares or assets or other transaction having a similar effect on the company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the board of directors determines to be a relevant transaction, then without the consent of the grantee, the administrator may but is not required to (i) cause any outstanding award to be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, or (b) cancel the award and pay in cash, shares of the company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances. Notwithstanding the foregoing, the administrator may upon such event amend, modify or terminate the terms of any award as it shall deem, in good faith, appropriate.

2020 Employee Share Purchase Plan

Our 2020 Employee Share Purchase Plan, or the ESPP, was adopted by our board of directors and approved by our shareholders in August 2020, and became effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares. A total of 2,100,000 of our ordinary shares are available for sale under our ESPP. The number of our ordinary shares available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2021 fiscal year, equal to the least of:

•	2,100,000 shares;

•	1% of the outstanding shares as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

ESPP Administration. The compensation committee of our board of directors administers our ESPP and has full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees are eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii)

customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase our ordinary shares under our ESPP if such employee:

•

immediately after the grant would own capital shares and/or hold outstanding options to purchase such shares possessing 5% or more of the total combined voting power or value of all classes of capital shares of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase ordinary shares under all employee share purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of our ordinary shares for each calendar year in which such rights are outstanding at any time.

Offering Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for consecutive six-month offering periods. The offering periods scheduled to start on the first trading day on or after March 1 and September 1 of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before March 1, 2021, and the second offering period will commence on the last trading day on or after March 1, 2021.

Contributions. Our ESPP permits participants to purchase our ordinary shares through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our ordinary shares at the end of each offering. A participant may purchase a maximum of 1,250 of our ordinary shares during an offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our ordinary shares on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our ordinary shares. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) will assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2040, unless we terminate it sooner.

Shlomi Ben Haim Stand-Alone Restricted Share Unit Award Agreement

In August 2020, we granted an award of restricted share units covering 667,595 ordinary shares to Shlomi Ben Haim, or the CEO RSU Award, pursuant to the terms and conditions of a stand-alone restricted share unit award agreement, or the CEO RSU Award Agreement. The CEO RSU Award will vest and be settled in ordinary shares as follows: (i) an aggregate of 138,400 restricted share units subject to the CEO RSU Award shall vest immediately prior to an IPO, as defined in the CEO RSU Award Agreement, and (ii) 529,195 restricted share units subject to the CEO RSU Award shall vest upon the first annual anniversary of the IPO, provided that Mr. Ben Haim remains continuously engaged as a service provider of us or our affiliates throughout each vesting date. In the event of a Merger, as defined in the CEO RSU Award Agreement, all shares underlying the CEO RSU Award shall become vested immediately prior to the consummation of such Merger. In the event of Mr. Ben Haim’s death or disability, all shares underlying the CEO RSU Award shall become vested. If Mr. Ben Haim ceases to be a service provider for any or no reason before fully vesting in the CEO RSU Award, the unvested restricted share units will terminate according to the terms of the CEO RSU Award Agreement.

401(k) Plan

We maintain a 401(k) plan for employees. The 401(k) is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding ordinary shares, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2017, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Equity Financings

Series D Convertible Preferred Share Financing

In September 2018, we sold an aggregate of 9,700,272 shares of our Series D convertible preferred shares at a purchase price of $11.82 per share for an aggregate purchase price of $114.6 million, pursuant to our Series D convertible preferred share financing. The following table summarize purchases of our Series D convertible preferred shares by related persons:

Shareholder	Shares of Series D Convertible Preferred Shares	Total Purchase Price ($)
Insight Venture Partners X, L.P.	2,642,321	31,227,901
Insight Venture Partners (Cayman) X, L.P.	2,166,735	25,607,254
Insight Venture Partners X (Delaware), L.P.	419,133	4,953,465
Insight Venture Partners X (Co- Investors), L.P.	62,870	743,020
Scale Venture Partners IV, L.P.	235,157	2,779,170
Sapphire Ventures Fund II, L.P.	587,895	6,947,955
EMC Corporation	293,947	3,473,971

Secondary Transactions

In January 2017, certain of our shareholders sold and purchased 1,199,550 of our ordinary shares for aggregate proceeds of $4,798,200. The sellers included certain of our related parties, including employees, officers, and directors for an aggregate of $2,044,800, of which (i) Mr. Ben Haim sold shares for aggregate proceeds of $760,000, (ii) Mr. Simon sold shares for aggregate proceeds of $760,000, and (iii) Ms. Notman sold shares for aggregate proceeds of $524,800. The purchasers of the ordinary shares included certain of our shareholders, including shares for aggregate consideration of $2,459,320 purchased by Scale Venture Partners and an entity affiliated with Sapphire Ventures Fund, who each hold more than 5% of our outstanding capital shares. Andy Vitus, a member of our board of directors, is affiliated with Scale Venture Partners. We and our shareholders waived certain transfer restrictions in connection with these sales.

In May 2018, certain of our shareholders purchased 1,007,990 of our ordinary shares and 158,985 of our Series A convertible preferred shares for aggregate proceeds of $6,535,060. The sellers included certain of our related parties, including employees, officers, directors, and certain family members thereof, for aggregate proceeds of $4,143,944, of which (i) Mr. Landman sold shares for aggregate proceeds of $980,000, (ii) Mr. Simon sold shares for aggregate proceeds of $2,800,000, and (iii) Ofir Ben Haim, Shlomi Ben Haim’s brother, sold shares for aggregate proceeds of $363,944. The purchasers included certain of our shareholders, including aggregate consideration of $5,335,092 purchased by an entity affiliated with Scale Venture Partners, an entity affiliated with Sapphire Ventures Fund, and an entity affiliated with EMC Corporation, who each hold more than 5% of our outstanding capital shares. We and our shareholders waived certain transfer restrictions in connection with these sales.

In September 2018, in connection with the Series D convertible preferred share financing, certain of our shareholders sold and purchased 3,104,245 of our ordinary shares, 112,595 of our Series A convertible preferred shares, and 1,044,212 of our Series A-1 convertible preferred shares for aggregate proceeds of $50,358,646. The sellers included certain of our shareholders, including sales by several of our employees, directors, certain family members thereof, and holders of more than 5% of our outstanding capital shares, for aggregate proceeds of $45,622,852, of which (i) Mr. Ben Haim sold shares for aggregate proceeds of $15,000,004, (ii) Mr. Simon sold shares for aggregate proceeds of $5,909,180, (iii) Mr. Landman sold shares for aggregate proceeds of $8,000,002, (iv) Ofir Ben Haim, Shlomi Ben Haim’s brother sold shares for aggregate proceeds of $1,713,662, and (v) entities affiliated with Gemini Israel sold shares for aggregate proceeds of $15,000,004. The purchasers included certain of our shareholders, including aggregate consideration of $33,267,242 in shares purchased by Scale Venture Partners, an entity affiliated with Sapphire Ventures Fund, entities affiliated with Insight Partners and an entity affiliated with EMC Corporation, who each hold more than 5% of our outstanding capital shares. Jeff Horing, a member of our board of directors, is affiliated with Insight Partners. We and our shareholders waived certain transfer restrictions in connection with these sales. In September 2018, we paid a special bonus of $4.2 million to Mr. Ben Haim, our Co-Founder, Chief Executive Officer and Director, to compensate him for certain tax liabilities he incurred in connection with this secondary sale.

In July 2019, certain of our shareholders purchased 823,148 of our ordinary shares and 10,000 of our Series A convertible preferred shares for aggregate proceeds of $12,497,220. The sellers included one of our executive officers, Ms. Notman, who sold shares for aggregate proceeds of $773,250. The purchasers included certain of our shareholders, including aggregate consideration of $8,623,065 in shares purchased by Scale Venture Partners, an entity affiliated with Sapphire Ventures Fund and entities affiliated with Insight Partners, who each hold more than 5% of our outstanding capital shares. We and our shareholders waived certain transfer restrictions in connection with these sales.

See the section titled “Principal and Selling Shareholders” for additional information regarding beneficial ownership of our capital shares.

Rights of Appointment

Our board of directors currently consists of nine directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders, including our related parties, had rights to appoint members of our board of directors. See the section titled “Management—Appointment Rights.”

All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Officers

Employment Agreements. We have entered into employment agreements with each of our executive officers as well as founder agreements with founders. These agreements each contain provisions regarding noncompetition, non-solicitation, and confidentiality of information and assignment of inventions. The enforceability of certain covenants not to compete is subject to limitations and, for example, post-employment restrictive covenants, barring certain exceptions, are not enforceable in states such as California. We intend to amend such agreements, as necessary, in connection with this offering. The provisions of certain of our executive officers’ employment agreements also contain termination provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving 90 calendar days’ advance written notice to the other party, and in some cases include repatriation expenses reimbursement. We may also terminate an executive officer’s employment agreement for Cause (as defined the applicable employment agreement).

Bonuses. Since our inception, we have granted cash bonuses to our executive officers.

Options. Since our inception, we have granted options to purchase our ordinary shares to our executive officers. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions. We describe our option plans under the section titled “Executive Compensation—Employee Benefit and Equity Plans.”

Restricted Share Units. In August 2020, we granted the CEO RSU Award. We describe the CEO RSU Award and the CEO RSU Award Agreement under the section titled “Executive Compensation—Shlomi Ben Haim Stand-Alone Restricted Share Unit Award Agreement.”

Agreements with Directors

Offer Letters. We have entered into offer letters with certain of our non-employee directors, that among other things, provide for nonstatutory share options.

Options. We have granted options to purchase our ordinary shares to certain of our non-employee directors. See the section titled “Executive Compensation—Employee Benefit and Equity Plans” for a description of the plans.

Exculpation, indemnification and insurance. Our amended and restated articles of association permit us to exculpate, indemnify and insure certain of our office holders (including directors) to the fullest extent permitted by the Companies Law. We have entered into agreements with all of our office holders and directors, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the IPO to the extent that these liabilities are not covered by insurance. For a detailed discussion, see the section titled “Management—Exculpation, Insurance, and Indemnification of Office Holders.”

Employment of an Immediate Family Member

Frederic Simon. Mr. Simon is an employee and director of the company, and is married to Mr. Ben Haim’s sister. During 2017, 2018, and 2019, Mr. Simon served as Chief Data Scientist and member of our board of directors. During each of 2017, 2018, and 2019, for his service as Chief Data Scientist, Mr. Simon received total compensation of $225,021, $112,594, and $162,611. The amounts reported have been converted from NIS to U.S. dollars on an average exchange rate for the respective years. Mr. Simon’s cash compensation was determined based on external market compensation data for similar positions and internal pay equity when compared to the compensation paid to employees and directors with similar experience serving in similar positions who were not related to Mr. Ben Haim. Mr. Simon did not receive any equity in each of 2017, 2018, and 2019.

In September 2020, we entered into a new employment agreement and change in control and severance agreement with Mr. Simon. Pursuant to the employment agreement, Mr. Simon will continue to serve as our Chief Data Scientist. Mr. Simon’s employment agreement provides for an annual base salary of $280,000, and eligibility, upon compliance with predetermined performance parameters, to receive bonuses with an annual target bonus amount equal to 50% of Mr. Simon’s annual base salary. Mr. Simon’s new employment agreement also provides for a notice period in accordance with applicable law for termination of the agreement by us or by Mr. Simon, during which time he will continue to receive base salary and benefits. The agreement also contains customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Certain Relationships

From time to time, we do business with other companies affiliated with our investors, including certain of our greater than 5% shareholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

Investors’ Rights Agreement

We are party to our third amended and restated investors’ rights agreement (the “IRA”), dated as of September 17, 2018, which provides, among other things, that certain holders of our ordinary shares, including entities affiliated with each of Gemini Israel, Scale Venture Partners, Insight Partners, Sapphire Ventures Fund, Dell Technologies Inc., including EMC Corporation and VMware International Marketing Limited, Vintage Investment Partners, Spark Capital, and with Geodesic Capital, and certain additional individuals who hold in the aggregate less than 1% of our share capital have the right to demand that we file a registration statement or request that their shares of our capital shares be covered by a registration statement that we are otherwise filing, including the registration statement related to this offering. Yossi Sela, Andy Vitus, and Jeff Horing, members of our board of directors and certain of their affiliated entities, are affiliated with Gemini Israel, Scale Venture Partners, and Insight Partners, respectively.

For a description of these registration rights, see the section titled “Description of Share Capital and Articles of Association—Registration Rights.”

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify, and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care and undertaking to indemnify them, each to the fullest extent permitted by law, subject to certain exceptions. For a detailed discussion, see the section titled “Management—Exculpation, Insurance, and Indemnification of Office Holders.”

We maintain liability insurance for our directors and officers, including insurance against liability under the Securities Act, and we intend to enter into agreements with our directors and executive officers to provide contractual indemnification to bear attorneys’ fees and costs that are not otherwise covered by insurance for directors prevailing in a third-party action.

We believe that this insurance and these agreements are necessary to attract qualified directors and executive officers.

These agreements may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these insurance agreements.

Certain of our non-employee directors may, through their relationship with their employers or partnerships, be insured against certain liabilities in their capacity as members of our board of directors.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of August 15, 2020, assuming no exercise of the underwriters’ over-allotment option, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares; and

•	the selling shareholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 80,800,340 ordinary shares outstanding as of August 15, 2020, which includes:

•

52,063,647 ordinary shares resulting from the conversion of all of our outstanding convertible preferred shares immediately prior to the completion of this offering, as if such conversion occurred as of August 15, 2020.

We have based our calculation of the percentage of beneficial ownership after this offering on 88,675,175 ordinary shares outstanding immediately after the closing of this offering.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days following August 15, 2020. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o JFrog Ltd., 270 E. Caribbean Drive, Sunnyvale, California 94089.

	Ordinary Shares Beneficially Owned Prior to the Offering			Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Ordinary Shares	%	Ordinary Shares Sold in the Offering	Ordinary Shares	%
Named Executive Officers and Directors:
Shlomi Ben Haim(1)	5,818,363	7.2	638,000	5,180,363	5.8
Tali Notman(2)	483,250	*	—	483,250	*
Jacob Shulman(3)	290,000	*	—	290,000	*
Jeff Horing(4)	7,881,876	9.8	—	7,881,876	8.9
Yoav Landman(5)	7,854,757	9.7	500,000	7,354,757	8.3
Jessica Neal(6)	6,250	*	—	6,250	*
Yossi Sela(7)	12,705,993	15.7	—	12,705,993	14.3
Frederic Simon(8)	5,949,175	7.4	300,000	5,649,175	6.4
Elisa Steele(9)	6,250	*	—	6,250	*
Andy Vitus(10)	8,681,413	10.7	1,085,177	7,596,236	8.6
Barry Zwarenstein(11)	6,250	*	—	6,250	*
All executive officers and directors as a group (11 persons)(12)	49,683,577	61.3	2,523,177	47,160,400	53.1
5% or Greater Shareholders:
Entities affiliated with Gemini Israel Ventures(13)	12,705,993	15.7	—	12,705,993	14.3
Scale Venture Partners IV, L.P.(14)	8,681,413	10.7	1,085,177	7,596,236	8.6
Sapphire Ventures Fund II, L.P.(15)	7,977,173	9.9	—	7,977,173	9.0
Entities affiliated with Insight Partners(16)	7,881,876	9.8	—	7,881,876	8.9
Entities affiliated with Dell, Inc.(17)	7,496,815	9.3	—	7,496,815	8.5
Entities affiliated with Qumra Capital(18)	4,180,165	5.2	1,045,041	3,135,124	3.5

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)	Consists of (i) 5,679,963 ordinary shares held of record by Mr. Ben Haim and (ii) 138,400 ordinary shares issuable pursuant to vesting of RSUs within 60 days of August 15, 2020.
(2)	Consists of (i) 348,250 ordinary shares held of record by Ms. Notman and (ii) 135,000 ordinary shares exercisable within 60 days of August 15, 2020.
(3)	Consists of (i) 145,000 ordinary shares held of record by Mr. Shulman and (ii) 145,000 ordinary shares held of record by Two Ocean Trust, LLC, Trustee of Shulman 2020 Trust dated 8/5/2020.
(4)	Consists of the ordinary shares held by entities affiliated with Insight Partners. See footnote (16) below.
(5)	Consists of 7,854,757 ordinary shares held of record by Mr. Landman.
(6)	Consists of 6,250 ordinary shares exercisable by Ms. Neal within 60 days of August 15, 2020.
(7)	Consists of the ordinary shares held by entities affiliated Gemini Israel Ventures. See footnote (13) below.
(8)	Consists of 5,949,175 ordinary shares held of record by Mr. Simon.
(9)	Consists of 6,250 ordinary shares exercisable by Ms. Steele within 60 days of August 15, 2020.
(10)	Consists of the ordinary shares held of record by Scale Venture Partners IV, L.P. See footnote (14) below.
(11)	Consists of 6,250 ordinary shares held of record by Mr. Zwarenstein.
(12)

Consists of (i) 49,397,677 ordinary shares beneficially owned by our current executive officers and directors, (ii) 147,500 ordinary shares exercisable within 60 days of August 15, 2020 and (iii) 138,400 ordinary shares issuable pursuant to vesting of RSUs within 60 days of August 15, 2020.

(13)

Consists of (i) 12,578,933 ordinary shares held of record by Gemini Israel V Limited Partnership (Gemini V) and (ii) 127,060 ordinary shares held of record by Gemini Partners Investors V L.P. (Gemini Partners). Gemini Capital Associates V LP (Gemini Associates LP) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (Gemini Associates GP) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Yossi Sela and Menashe Ezra are the managing partners of Gemini Israel Funds IV Ltd. The address for these entities is 1 Abba Eban Avenue, Merkazim 2001, Bldg A, 3rd Floor, Herzliya Israel.

(14)

Consists of 8,681,413 ordinary shares held of record by Scale Venture Partners IV, LP (SVP IV). The general partner of SVM IV is Scale Venture Management IV, LP whose general partner is Scale Venture Management IV, LLC (Scale IV LLC). Andy Vitus, one of our directors, Rory O’Driscoll, and Stacey Bishop are managing members of Scale IV LLC and share voting and dispositive power with respect to the ordinary shares held by SVP IV. The address for these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 1150, Foster City, California 94404.

(15)

Consists of 7,977,173 ordinary shares held of record by Sapphire Ventures Fund II, L.P. (the “Fund”) and may be deemed to be beneficially owned by (i) Sapphire Ventures (GPE) II, L.L.C. (the “General Partner”), the general partner of the Fund and (ii) Nino N. Marakovic, Richard Douglas Higgins, Jayendra Das, David A. Hartwig, and Andreas Weiskam, as the managing members of the General Partner. The address for these entities is c/o Sapphire Ventures; 3408 Hillview Avenue, Building 5, Palo Alto, California 94304.

(16)

Consists of (i) 3,936,158 ordinary shares held of record by Insight Ventures Partners X, L.P., or IVP X, (ii) 3,227,697 ordinary shares held of record by Insight Ventures Partners (Cayman) X, L.P., or IVP (Cayman) X, (iii) 624,366 ordinary shares held of record by Insight Ventures Partners (Delaware) X, L.P., or IVP (Delaware) X, and (iv) 93,655 ordinary shares held of record by Insight Ventures Partners X (Co-Investors), L.P., or IVP X (Co-Investors), and collectively with IVP X, IVP (Cayman) X and IVP (Delaware) X, the “IVP X Funds.” Insight Venture Associates X, Ltd., or IVA X Ltd., is the general partner of Insight Venture Associates X, L.P., which is the general partner of each of the IVP X Funds. Insight Holdings Group, LLC, or Insight Holdings, is the sole shareholder of IVA X Ltd. Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Insight Holdings and as such may be deemed to have shared voting and dispositive power over the ordinary shares held of record by each of the IVP X Funds. The principal business address for all entities and individuals affiliated with Insight Venture Partners is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York, 10036.

(17)

Consists of (i) 4,120,070 ordinary shares held of record by EMC Ireland Holdings (EMC Ireland), (ii) 423,070 ordinary shares held of record by EMC Corporation (EMC), and (iii) 2,953,675 ordinary shares held of record by VMware International Marketing Limited (VMware International). EMC Ireland and EMC are indirectly wholly owned by Dell Technologies Inc. (Dell) through its direct and indirect wholly owned subsidiaries. VMware International is indirectly held by EMC through its direct and indirect subsidiaries, including VMware, Inc. which has a class of equity securities listed on the New York Stock Exchange. Dell and each subsidiary in the chain of subsidiaries through which Dell owns EMC Ireland, EMC, and VMWare International has the right to elect or appoint the members of the governing body of the subsidiary below it in the legal structure of the consolidated group and, therefore, to direct the management and policies of such subsidiary. Michael S. Dell is the Chairman and CEO of Dell. Mr. Dell beneficially owns voting securities of Dell representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell and has the power to elect directors who control a majority of the total votes entitled to be cast on the Dell board of directors. As a result, Mr. Dell may be deemed to be the beneficial owner of all of the shares held by EMC Ireland, EMC and VMWare International that are beneficially owned by Dell. The address for these entities is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682.

(18)

Consists of (i) 2,612,603 ordinary shares held of record by Qumra Capital I L.P. (Qumra Capital LP) and (ii) 1,567,562 shares held of record by Qumra Capital I Continuation Fund, L.P. Qumra Capital GP I, L.P. (Qumra Capital GP) is the general partner of Qumra Capital LP and Qumra Capital Israel I Ltd. (Qumra Capital Ltd) is the general partner of Qumra Capital GP. Boaz Dinte and Erez Shachar serve as the managing partners of Qumra Capital Ltd and share voting and dispositive power with respect to the ordinary shares held of record by Qumra Capital LP. The address for these entities is c/o Qumra Capital, HaNevi’im St 4, Tel Aviv-Yafo, Israel.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

General

We are registered with the Israeli Registrar of Companies and our registration number is 514130491. Our affairs are governed by our amended and restated articles of association, applicable Israeli law and Companies Law. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful act or activity.

The following description summarizes the most important terms of our authorized share capital and material terms of our amended and restated articles of association as they are expected to be in effect upon the closing of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in “Description of Share Capital and Articles of Association” you should refer to our amended and restated articles of association, which is included as exhibits to the registration statement of which this prospectus forms a part.

Immediately following the closing of this offering, our authorized capital shares will consist of shares, NIS 0.01 par value, of which:

•	500,000,000 shares are designated ordinary shares; and

•	50,000,000 shares are designated as preferred shares.

As of June 30, 2020, there were 80,675,175 ordinary shares outstanding, held by 92 shareholders of record, assuming the automatic conversion of all outstanding shares of our convertible preferred shares into ordinary shares and the vesting of 138,400 restricted share units pursuant to the CEO RSU Award effective immediately prior to the completion of this offering. Our board of directors is authorized, without shareholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital shares.

Key Provisions of Our Articles of Association and Israeli Law Affecting our Ordinary Shares

Securities Exercisable for Ordinary Shares

See the section titled “Management—Equity Incentives” for a description of securities granted by our board of directors to our directors, executive officers, employees, and other service providers.

Registration Rights

Shareholder Registration Rights. Our shareholders’ agreement entitles our shareholders to certain registration rights following the closing of this offering. In accordance with this agreement, and subject to conditions listed below, the following entities are entitled to registration rights: Shlomi Ben Haim, Yoav Landman, Fredric Simon, and entities affiliated with each of Gemini Israel, Dell Technologies Inc., including EMC Corporation and VMware International Marketing Limited, Vintage Investment Partners, Scale Venture Partners, Sapphire Ventures, Qumra Capital, with Battery Ventures, Insight Partners, Spark Capital, and Geodesic Capital, and certain additional individuals who hold in the aggregate less than 1% of our share capital.

Voting Rights

All ordinary shares will have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association to be effective upon the closing of this offering, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the ordinary shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not fewer than six but no more than 11 directors. Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that in the event of a contested election directors will be elected by a plurality of the votes cast. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of the total voting power of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association. In addition, our amended and restated articles of association allow our board of directors to fill vacancies on the board of directors or to appoint new directors up to the maximum number of directors permitted under our amended and restated articles of association. Any director so appointed serves for a term of office equal to the remaining period of the term of office of the director whose office has been vacated (or in the case of any new director, for a term of office according to the class to which such director was assigned upon appointment).

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective upon the closing of this offering do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the serving members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment, terms of service and termination of service of our auditors;

•	appointment of external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•

the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties or the approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association to be effective upon closing of this offering, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

Quorum

Pursuant to our amended and restated articles of association to be effective upon closing of this offering, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 33 1/3% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the meeting. A meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders present in person or by proxy and holding the number of shares required to call the meeting as described under “—Shareholder Meetings.”

Vote Requirements

Our amended and restated articles of association to be effective upon closing of this offering provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under the Companies Law, certain actions require a special majority, including: (i) the approval of an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) requires a special majority approval, and (iii) approval of certain compensation-related matters require the approval described above under “—Board of directors and officers—Compensation Committee.” Under our amended and restated articles of association, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) may requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our amended and restated articles of association also provide that the amendment of the provisions relating to our staggered board requires the vote of at least 65% of the total voting power of our shareholders. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the number of holders represented at the meeting and voting on the resolution, who must hold at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it, at the time of the offer, or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company or a person or entity holding 25% or more of the voting rights at the general meeting or the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the shareholders meeting (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Anti-takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. Our amended and restated articles of association, to be effective upon the closing of this offering, also authorizes a class of preferred shares, which may be issued from time to time as shares of one or more series, with such distinctive serial designations as may be stated or expressed in the resolution or resolutions providing for the issuance of such shares from time to time adopted by our Board of Directors, such that our Board of Directors may, without the need for shareholder action, fix the terms and preferences of the shares of such series, including without limitation the dividend rate, the redemption price, the voting rights, the right or obligation of the Company to redeem the shares, and the terms upon which the shares are convertible into or exchangeable for shares of any other class or classes. As of the closing of this offering, no preferred shares will be issued and outstanding under our amended and restated articles of association. In the future, if we do create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association as described above in “—Voting Rights.” In addition, as disclosed under “—Election of Directors” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for the ordinary shares will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is 718-921-8300.

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

Our ordinary shares have been approved for listing on the The Nasdaq Global Select Market under the symbol “FROG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that market sales of ordinary shares for sale will have on the market price of ordinary shares prevailing from time to time. Future sales of ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of ordinary shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital shares outstanding as of June 30, 2020, we will have a total of 88,675,175 ordinary shares outstanding. All 11,568,218 of the ordinary shares sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining ordinary shares held by our existing shareholders are “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and subject to the provisions of Rule 144 or Rule 701, ordinary shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the ordinary shares sold in this offering will be immediately available for sale in the public market;

•

beginning 90 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below), 22,680,319 shares may become eligible for sale in the public market, of which 12,012,908 ordinary shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below;

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below), all remaining shares will become eligible for sale in the public market, of which 35,189,992 ordinary shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

Our directors, executive officers, and holders of approximately 88% of our outstanding ordinary shares and share options have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, and may not disclose any intention to, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (ii) enter into any hedging, swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any ordinary shares any security convertible into or exercisable or exchangeable for ordinary shares; provided that such 180 day restricted period will end with respect to 25% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (1) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (2) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; and provided further that, if 90 days after the date of this prospectus occurs within five trading days prior to the commencement of a regular quarterly trading black-out period under our insider trading policy, the above referenced early expiration date will be the sixth trading day immediately preceding the commencement of such trading black-out period. In addition, with respect to shares not released as a result of such early release, if 180 days after the date of this prospectus occurs within five trading days of a regular quarterly trading black-out period under our insider trading policy, the restricted period will expire on the sixth trading day immediately preceding the commencement of such trading black-out period. These agreements are described in the section titled “Underwriting.” Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements. Certain holders of our securities representing approximately 12% of our outstanding ordinary shares and share options, who are primarily former employees, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. These market standoff agreements do not allow for any early releases or black-out period related releases described above. However, the market standoff agreements do not prohibit these holders from pledging or hedging activities with respect to our securities.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell those ordinary shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our ordinary shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our ordinary shares that does not exceed the greater of:

•

1% of the number of our ordinary shares then outstanding, which will equal 886,752 shares immediately after the completion of this offering; or 904,104 ordinary shares if the underwriters exercise their option to purchase additional shares in full; or

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our ordinary shares made in reliance upon Rule 144 by our affiliates or persons selling our ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of our capital shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Upon the completion of this offering, the holders of 74,223,137 our ordinary shares or equity securities representing our ordinary shares, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Share Capital and Articles of Association—Registration Rights” for a description of these registration rights. If the offer and sale of our ordinary shares are registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register all ordinary shares issuable under our equity-based compensation plan as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Equity Plans” for a description of our equity compensation plans.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3a of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

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amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits Under the 2011 Amendment

The 2011 Amendment cancelled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise as of 2017, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations—0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply) (ii) Israeli resident individuals—20% (iii) non-Israeli residents (individuals and corporations)—20%, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate.

Tax Benefits Under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone “A.” In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise) and other conditions are met, the withholding tax rate will be 4%.

We believe that as of December 31, 2019 we qualify as a Preferred Technology Enterprise, and continue to examine our qualification as well as the amount of Preferred Technology Income that we may have, and other benefits that we may receive under the 2017 Amendment. In order to remain eligible for the tax benefits for a “Preferred Technology Enterprise” we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. However, in the future, if these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income from the Preferred Technology Enterprise would be subject to regular Israeli corporate tax rates. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. Capital gain tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax in Israel. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2019).

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a tax treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred (including Preferred Technological) Enterprise. If the dividend is attributable partly to income derived from a Preferred (including Preferred Technological) Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Beneficiary Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. If dividends are distributed from income attributed to a Preferred (including Preferred Technological) Enterprise and the foregoing conditions are met, such dividends are subject to a withholding tax rate of 15% for a shareholder that is a United States corporation.

Government Grants

Our research and development efforts are financed, in part, through grants from IIA. From our inception through 2019, we received grants totaling $1.2 million from IIA and repaid $1.3 million (the entire principal amount and accrued interest).

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, is typically required to pay royalties to IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant plus annual LIBOR interest is repaid. Certain benefit tracks do not require payment of royalties. In general, the rate of royalties varies between 3% to 5% of the income generated from the IIA supported products and services.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required. It should be noted that the restrictions under the Innovation Law, including restrictions on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given will continue to apply even after the repayment of such royalties in full.

The terms of the grants under the Innovation Law also require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the manufacturing (in which case only notification is required)), and additional payments are required to be made to IIA, as described below. It should be noted that this does not restrict the export of products that incorporate the funded know-how.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay royalties at an increased rate and up to an increased cap amount of up to three times the total amount of the IIA grants, plus interest accrued thereon, depending on the manufacturing volume to be performed outside Israel.

The Innovation Law restricts the ability to transfer know-how funded by IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how. We recently received an approval from the IIA to perform a limited development of IIA funded know-how outside of Israel, subject to the terms specified in the IIA approval, including that all of our core R&D activities will remain in Israel.

The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the value of the transferred know how, multiplied by the amount of grants received from the IIA (including the accrued interest), divided by the total amounts expended by the grant recipient on R&D. To the extent any royalties were paid on account of the grants, such royalties will be deducted from the calculation. The redemption fee is subject to a cap of six times the total amount of the IIA grants, plus interest accrued thereon, namely the total liability to the IIA, including the accrued interest, multiplied by six. If the grant recipient undertakes that for a period of not less than three years, at least 75% of its relevant R&D positions will remain in Israel, then the cap will be reduced to three times (rather than six times) the total liability to the IIA, calculated as set out above.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to IIA approval.

Even though the grants received by us were repaid in full, we must abide by other restrictions associated with receiving such grants under the Innovation Law. These restrictions may impair our ability to outsource development of products containing our traits, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval from IIA for certain actions and transactions and pay additional royalties and other amounts to IIA. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing, and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

U.S. Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law as of the date of this prospectus, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue

Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes) and their partners or investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ordinary shares representing 10% or more of our shares (by vote or by value), investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal non-income, state, local, or non-U.S. tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income, and other tax considerations of an investment in the ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected under applicable U.S. Treasury Regulations to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (1) at least 75% of its gross income for such year is “passive” income or (2) at least 50% of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate. Based upon the current and anticipated value of our assets and the composition of our income and assets (taking into account the expected proceeds from this offering) and projections as to the value of the ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year ending December 31, 2020, or the foreseeable future. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets, including cash raised in this offering, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2020, or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any Israeli tax withheld) paid on the ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. The dividends will not be eligible for the dividends – received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the U.S. Secretary of Treasury determines is satisfactory for purposes of this rule and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income of January 1, 1995, or the U.S.-Israel Tax Treaty, has been determined by the U.S. Secretary of Treasury to be satisfactory for purposes of these rules and includes an exchange of information program, and we expect to qualify for benefits under the U.S.-Israel Tax Treaty. Our ordinary shares have been approved for listing on The Nasdaq Global Select Market. We believe, but cannot assure you, that the ordinary shares will be readily tradable on an established securities market in the U.S. and/or we will be eligible for the benefits of the U.S.- Israel Tax Treaty and that we will be a qualified foreign corporation with respect to dividends paid on the ordinary shares. There can be no assurance that the ordinary shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For U.S. foreign tax credit purposes, dividends paid on the ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized (including amount of any tax withheld) upon the disposition and the holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•

the amount of the excess distribution or gain allocated to the taxable year of distribution or gain and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each such taxable year, a pre-PFIC year) will be taxable as ordinary income; and

•

the amount of the excess distribution or gain allocated to each prior taxable year, other than the current taxable year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other taxable year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of  “marketable stock” in a PFIC may make a mark-to-market election with respect to the ordinary shares, provided that the ordinary shares are “regularly traded” (as specially defined) on Nasdaq, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ordinary shares will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of the ordinary shares held at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns the ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares within the U.S. to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. LLC	3,724,968
J.P. Morgan Securities LLC	3,065,578
BofA Securities, Inc.	2,348,350
KeyBanc Capital Markets Inc.	462,728
Piper Sandler & Co.	462,728
Stifel, Nicolaus & Company, Incorporated	462,728
William Blair & Company, L.L.C.	462,728
Oppenheimer & Co. Inc.	347,046
Needham & Company, LLC	231,364
Total:	11,568,218

The underwriters and the representative are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary Shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,735,232 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per ordinary share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,735,232 ordinary shares.

		Total
	Per Ordinary Share	No Exercise	Full Exercise
Public offering price	$44.00	$509,001,592	$585,351,800
Underwriting discounts and commissions to be paid by
Us	$3.08	$24,640,000	$29,984,515
The selling shareholders	$3.08	$10,990,111	$10,990,111
Proceeds, before expenses, to us	$40.92	$327,360,000	$398,365,693
Proceeds, before expenses, to selling shareholders	$40.92	$146,011,481	$146,011,481

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5.3 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $35,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on The Nasdaq Global Select Market under the trading symbol “FROG.”

We and all directors and officers, the selling shareholders, and the holders of approximately 88% of our outstanding ordinary shares and share options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not disclose any public intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise; provided that such restricted period will end with respect to 25% of the shares subject to each lock-up agreement if at any time beginning 90 days after the date of this prospectus (1) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (2) the last reported closing price of our ordinary shares is at least 33% greater than the initial public offering price of our ordinary shares for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus; and provided further that, if 90 days after the date of this prospectus occurs within five trading days prior to the commencement of a regular quarterly trading black-out period under our insider trading policy, the above referenced early expiration date will be the sixth trading day immediately preceding the commencement of such trading black-out period. In addition, with respect to shares not released as a result of such early release, if 180 days after the date of this prospectus occurs within five trading days prior to the commencement of a regular quarterly trading black-out period under our insider trading policy, the restricted period will expire on the sixth trading day immediately preceding the commencement of such trading black-out period. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions, including the following:

(a)

transactions relating to ordinary shares or other securities acquired (A) from the underwriters in this offering, or (B) in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of ordinary shares or other securities acquired from the underwriters in this offering or in such open market transactions;

(b)

transfers of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares (A) as a bona fide gift or for bona fide estate planning purposes or (B) upon death or by will, testamentary document or intestate succession;

(c)

transfers of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares (A) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to any beneficiary (including such beneficiary’s estate) of the lock-up party, or (B) in any transaction not involving a change in beneficial ownership;

(d)

if the lock-up party is a corporation, partnership, limited liability company or other business entity (A) distributions of ordinary shares or any security convertible into ordinary shares to limited partners, stockholders, members, beneficiaries or other equity holders of the lock-up party, or (B) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party;

(e)

transfers of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that occur by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

(f)

transfers of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares to us in connection with the “cashless” or “net” exercise of options, warrants or other rights to purchase ordinary shares for the purpose of exercising such options, warrants or other rights, or to cover tax withholding or remittance obligations of the lock-up party in connection with such exercise, the vesting of restricted ordinary shares or restricted share units, or the settling of restricted ordinary shares or restricted share units, provided that (i) any remaining ordinary shares received upon such exercise or such vesting or settlement will be subject to the restrictions set forth in the lock-up agreement and (ii) any filing under Section 16(a) of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no ordinary shares were sold by the lock-up party, other than such transfers to us as described above;

(g)

transfers of ordinary shares to us pursuant to (A) any contractual arrangement that provides us with an option to repurchase such ordinary shares in the event the lock-up party ceases to provide services to us, provided that any filing under Section 16(a) of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the termination of the lock-up party’s employment or other services or (B) a right of first refusal we have with respect to transfers of such shares, provided that any filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares made during the restricted period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this clause (g)(B);

(h)

in connection with the conversion of our outstanding preferred shares into ordinary shares, or any reclassification or conversion of the ordinary shares, provided such conversion or reclassification is disclosed in this prospectus, and provided further that any such ordinary shares received upon such conversion or reclassification shall be subject to the restrictions contained in the lock-up agreement;

(i)

the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction, that is approved by our board of directors, made to all holders of ordinary shares involving a change of control, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the ordinary shares owned by the lock-up party shall remain subject to the restrictions contained in the lock-up agreement;

(j)

the transfer of ordinary shares from us in connection with the exercise of options or the vesting and settlement of restricted share units or other rights granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, provided that any shares issued upon exercise of such option or the vesting and settlement of restricted share units shall continue to be subject to the restrictions set forth in the lock-up agreement until the expiration of the lock-up agreement and provided further that if the lock-up party is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares during the restricted period, the lock-up party shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described in this paragraph; or

(k)

facilitating the establishment of a trading plan on behalf of our shareholders, officers or directors pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period;

provided that in the case of any transfer or distribution pursuant to clause (b), (c), (d) or (e), (i) each donee or distributee shall sign and deliver a lock-up agreement substantially in the form of the lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (unless, in the case of clause (e) only, such filing is required and clearly indicates in the footnotes thereto that the filing relates to the circumstances described above).

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements. Certain holders of our securities representing approximately 12% of our outstanding ordinary shares and share options, who are primarily former employees, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us, and we will not waive any of the restrictions of such market standoff agreements during the period ending 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters. These market standoff agreements do not allow for any early releases or black-out period related releases described above. However, the market standoff agreements do not prohibit these holders from pledging or hedging activities with respect to our securities.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, and certain other financial and operating information in recent periods, and the price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), none of our ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of our ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided, that no such offer of our ordinary shares require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, us or the ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial

Market Supervisory Authority FINMA, and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal who are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory with respect to these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong by means of any document other than: (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or that do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares that are, or are intended to be, disposed of only to persons outside of Hong Kong or “professional investors” in Hong Kong.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for the six months after that corporation has acquired the ordinary shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments, and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired for consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the ordinary shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our ordinary shares.

Accordingly, our ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

Certain legal matters as to United States law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Meitar | Law Offices, in Ramat Gan, Israel, our Israeli counsel, will pass upon the validity of the ordinary shares offered by this prospectus and other legal matters concerning this offering relating to Israeli law. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California. Certain legal matters as to Israeli law in connection with this offering will be passed upon for the underwriters by Goldfarb Seligman & Co., in Tel Aviv, Israel.

EXPERTS

The consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2018 and 2019 included in this prospectus have been so included in reliance on the report of Kost Forer Gabbay & Kasierer-Ernst & Young Israel, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

JFrog Ltd. is incorporated under the laws of the State of Israel. Not all of our directors or officers are residents of the United States. Most of our assets and those of our non-U.S. directors and officers are located outside the United States. Service of process upon us and upon our non-U.S. resident directors and officers and the Israeli experts named in this prospectus may be difficult to obtain within the United States.

We have irrevocably appointed JFrog, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 270 E. Caribbean Drive, Sunnyvale, California 94089.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers or directors reasoning that Israeli court is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel or to contravene Israeli public policy.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgements based on the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulators prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available at the website of the SEC referenced above. We also maintain a website at www.jfrog.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

JFROG LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of JFROG LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JFrog Ltd. (together with its subsidiaries, JFrog or the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred shares and shareholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years in the two-year period ended December 31, 2018 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2010.

Tel-Aviv, Israel

March 23, 2020

JFROG LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of December 31,		As of June 30, 2020	Pro Forma Shareholders’ Equity as of June 30, 2020
	2018	2019
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$177,878	$39,150	$26,461
Short-term investments	—	127,331	144,182
Accounts receivable, net	19,794	24,736	27,163
Deferred contract acquisition costs	1,299	2,348	2,669
Prepaid expenses and other current assets	3,280	5,364	7,885

Total current assets	202,251	198,929	208,360
Property and equipment, net	3,146	3,532	3,919
Deferred contract acquisition costs, noncurrent	2,291	3,641	3,765
Intangible assets, net	3,137	5,608	4,816
Goodwill	1,629	17,320	17,320
Other assets, noncurrent	4,649	9,010	9,720

Total assets	$217,103	$238,040	$247,900

Liabilities, Convertible Preferred Shares and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$3,193	$4,990	$5,771
Accrued expenses and other current liabilities	6,573	8,335	10,812
Deferred revenue	51,863	72,676	74,703

Total current liabilities	61,629	86,001	91,286
Deferred revenue, noncurrent	18,307	9,629	8,231

Total liabilities	79,936	95,630	99,517
Commitments and contingencies (Note 9)
Convertible preferred shares, NIS 0.01 par value per share, 52,063,647 shares authorized as of December 31, 2018 and 2019, and June 30, 2020 (unaudited), 52,063,647 issued and outstanding as of December 31, 2018 and 2019, and June 30, 2020 (unaudited); aggregate liquidation preference of $176,431 as of December 31, 2018 and 2019, and June 30, 2020 (unaudited); no shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	175,844	175,844	175,844	$—
Shareholders’ (deficit) equity:
Ordinary shares, NIS 0.01 par value per share, 101,314,353 shares authorized as of December 31, 2018 and 2019, and June 30, 2020 (unaudited); 26,393,650, 27,930,741, and 28,473,128 shares issued and outstanding as of December 31, 2018 and 2019, and June 30, 2020 (unaudited), respectively; 80,536,775 shares issued and outstanding as of June 30, 2020, pro forma (unaudited)	76	80	81	223
Additional paid-in capital	21,237	31,835	37,479	213,181
Accumulated other comprehensive income	—	35	789	789
Accumulated deficit	(59,990)	(65,384)	(65,810)	(65,810)

Total shareholders’ (deficit) equity	(38,677)	(33,434)	(27,461)	$148,383

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity	$217,103	$238,040	$247,900

The accompanying notes are an integral part of these consolidated financial statements.

JFROG LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Revenue:
Subscription—self-managed and SaaS	$56,054	$94,606	$41,680	$63,458
License—self-managed	7,478	10,110	4,435	5,794

Total subscription revenue	63,532	104,716	46,115	69,252
Cost of revenue:
Subscription—self-managed and SaaS	10,393	19,201	8,211	12,665
License—self-managed	318	834	362	428

Total cost of revenue—subscription	10,711	20,035	8,573	13,093

Gross profit	52,821	84,681	37,542	56,159

Operating expenses:
Research and development	25,861	29,730	13,099	19,071
Sales and marketing	34,972	44,088	19,742	27,905
General and administrative	18,843	17,800	7,883	9,944

Total operating expenses	79,676	91,618	40,724	56,920

Operating loss	(26,855)	(6,937)	(3,182)	(761)
Interest and other income, net	1,310	3,171	1,822	1,138

Income (loss) before income taxes	(25,545)	(3,766)	(1,360)	377
Provision for income taxes	470	1,628	709	803

Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.00)	$(0.20)	$(0.08)	$(0.02)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	26,102,551	27,130,209	26,582,715	28,247,005

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)		$(0.07)		$(0.01)

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)		79,193,856		80,310,652

The accompanying notes are an integral part of these consolidated financial statements.

JFROG LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)
Other comprehensive income, net of tax:
Unrealized gain on available-for-sale marketable securities, net	—	35	101	295
Unrealized gain on derivative instruments, net	—	—	—	459

Other comprehensive income	—	35	101	754

Comprehensive income (loss)	$(26,015)	$(5,359)	$(1,968)	$328

The accompanying notes are an integral part of these consolidated financial statements.

JFROG LTD.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2018 (as reported)	42,363,375	$61,390	25,733,520	$74	$802	$—	$(38,892)	$(38,016)
Effect of adoption of ASC 606	—	—	—	—	—	—	4,917	4,917

Balance as of January 1, 2018 (as adjusted)	42,363,375	61,390	25,733,520	74	802	—	(33,975)	(33,099)
Issuance of Series D convertible preferred shares, net of issuance costs of $187	9,700,272	114,454	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	660,130	2	268	—	—	270
Share-based compensation expense	—	—	—	—	20,167	—	—	20,167
Net loss	—	—	—	—	—	—	(26,015)	(26,015)

Balance as of December 31, 2018	52,063,647	175,844	26,393,650	76	21,237	—	(59,990)	(38,677)
Issuance of ordinary shares upon exercise of share options	—	—	1,535,603	4	1,217	—	—	1,221
Issuance of ordinary shares related to business combination	—	—	1,488	(*)	11	—	—	11
Share-based compensation expense	—	—	—	—	9,370	—	—	9,370
Other comprehensive income, net of tax	—	—	—	—	—	35	—	35
Net loss	—	—	—	—	—	—	(5,394)	(5,394)

Balance as of December 31, 2019	52,063,647	175,844	27,930,741	80	31,835	35	(65,384)	(33,434)
Issuance of ordinary shares upon exercise of share options	—	—	439,695	1	905	—	—	906
Issuance of ordinary shares related to business combination	—	—	102,692	(*)	(*)	—	—	(*)
Share-based compensation expense	—	—	—	—	4,739	—	—	4,739
Other comprehensive income, net of tax	—	—	—	—	—	754	—	754
Net loss	—	—	—	—	—	—	(426)	(426)

Balance as of June 30, 2020 (unaudited)	52,063,647	$175,844	28,473,128	$81	$37,479	$789	$(65,810)	$(27,461)

(*)	Amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

JFROG LTD.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT - CONTINUED

(in thousands, except share data)

	Six Months Ended June 30, 2019 (unaudited)
	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	52,063,647	$175,844	26,393,650	$76	$21,237	$—	$(59,990)	$(38,677)
Issuance of ordinary shares upon exercise of share options	—	—	496,935	1	597	—	—	598
Issuance of ordinary shares related to business combination	—	—	1,488	(*)	11	—	—	11
Share-based compensation expense	—	—	—	—	2,646	—	—	2,646
Other comprehensive income, net of tax	—	—	—	—	—	101	—	101
Net loss	—	—	—	—	—	—	(2,069)	(2,069)

Balance as of June 30, 2019 (unaudited)	52,063,647	$175,844	26,892,073	$77	$24,491	$101	$(62,059)	$(37,390)

(*)	Amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

JFROG LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,120	2,810	1,280	1,755
Share-based compensation expense	20,167	9,370	2,646	4,739
Losses (gains) on short-term investments, net	—	(374)	(279)	424
Changes in operating assets and liabilities:
Accounts receivable.	(6,956)	(4,927)	1,049	(2,427)
Prepaid expenses and other assets	(3,583)	(4,117)	(5,431)	(1,320)
Deferred contract acquisition costs	(2,102)	(2,399)	(1,275)	(445)
Accounts payable	1,483	1,792	450	781
Accrued expenses and other liabilities	402	1,108	675	2,154
Deferred revenue	24,046	12,135	3,369	629

Net cash provided by operating activities	8,562	10,004	415	5,864

Cash flows from investing activities:
Purchases of short-term investments	—	(203,479)	(111,914)	(86,055)
Maturities of short-term investments	—	47,397	2,500	66,477
Sales of short-term investments	—	29,160	29,160	2,598
Purchases of property and equipment	(2,075)	(1,803)	(1,087)	(1,506)
Purchase of intangible asset	(1,000)	—	—	—
Payments related to business combination, net of cash acquired	—	(20,860)	(20,860)	—

Net cash used in investing activities	(3,075)	(149,585)	(102,201)	(18,486)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares, net of issuance costs	114,454	—	—	—
Proceeds from exercise of share options	270	1,221	598	906
Payments related to prior year business or asset acquisition	(247)	(293)	—	—
Payments of deferred offering costs	—	(192)	—	(2,474)

Net cash provided by (used in) financing activities	114,477	736	598	(1,568)

Net increase (decrease) in cash, cash equivalents, and restricted cash	119,964	(138,845)	(101,188)	(14,190)
Cash, cash equivalents, and restricted cash—beginning of period	59,824	179,788	179,788	40,943

Cash, cash equivalents, and restricted cash—end of period	$179,788	$40,943	$78,600	$26,753

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$2,966	$2,073	$1,012	$180

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable	$404	$268	$23	$112

Purchase of intangible asset during the period included in accrued expenses	$586	$—	$—	$—

Fair value of ordinary shares issued as consideration for business combination	$—	$11	$11	$—

Deferred offering costs incurred during the period included in accounts payable and accrued expenses	$—	$344	$—	$479

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

JFrog Ltd. (together with its subsidiaries, “JFrog”, or the “Company”) was incorporated under the laws of the State of Israel in 2008. JFrog provides an end-to-end, hybrid, universal DevOps Platform to achieve Continuous Software Release Management platform enabling organizations to continuously deliver software updates across any system. JFrog’s platform is the critical bridge between software development and deployment of that software, paving the way for the modern DevOps paradigm. The Company enables organizations to build and release software faster and more securely while empowering developers to be more efficient. The Company’s solutions are designed to run on-premise, in public or private clouds, or in hybrid environments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of JFrog Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current period presentation.

Issuance of Bonus Shares

On July 31, 2018, the Company’s board of directors and shareholders approved the amendment and restatement of the Company’s articles of association to effect a five-for-one share split of the Company’s ordinary shares and convertible preferred shares (collectively, the “Capital Shares”) in the form of bonus shares. Accordingly, (i) for each one share of outstanding Capital Shares, four additional shares of Capital Shares of the same class and series, as applicable, were issued and distributed to the holder thereof; (ii) the number of shares of ordinary shares issuable upon the exercise of each outstanding option to purchase ordinary shares was proportionately increased by four additional ordinary shares; (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately adjusted; (iv) the authorized number of each class and series of Capital Shares was increased in order to reflect the said issuance of bonus shares; and (v) the par value of each class of Capital Shares was not adjusted as result of this issuance of bonus shares. All the share numbers, share prices, and exercise prices have been adjusted retroactively within these consolidated financial statements to reflect the issuance of the bonus shares.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations, the estimated customer life on deferred contract acquisition costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities; including accounting and fair value of derivatives, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and property and equipment, share-based compensation including the determination of the fair value of the Company’s ordinary shares, and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles, as discussed in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Accordingly, foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are measured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred. Foreign currency transaction gains and losses have been immaterial in the periods presented.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2020, the interim consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders’ deficit, and cash flows for the six months ended June 30, 2019 and 2020, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of June 30, 2020 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2019 and 2020. The results for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full year ending December 31, 2020 or any other future interim or annual period.

Unaudited Pro Forma Shareholders’ Equity

The Company has presented unaudited pro forma shareholders’ equity as of June 30, 2020 in order to show the assumed effect on the balance sheet of the automatic conversion of the outstanding convertible preferred shares upon the consummation of a qualified initial public offering (“IPO”). Upon the consummation of an IPO, all of the outstanding convertible preferred shares will automatically convert into 52,063,647 shares of ordinary shares. The unaudited pro forma shareholders’ equity does not give effect to any proceeds from the assumed IPO.

Concentration of Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and derivative instruments. The Company maintains its cash, cash equivalents, restricted cash, and short-term investments with high-quality financial institutions mainly in the U.S. and Israel, the composition and maturities of which are regularly monitored by the Company. The Company grants credit to its customers in the normal course of business.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

As of December 31, 2018 and 2019, and June 30, 2020, no single customer represented 10% or more of accounts receivable. No single customer accounted for more than 10% of total revenue for the periods presented.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. The Company considers all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. The Company maintains certain cash amounts restricted as to its withdrawal or use. The Company’s restricted cash primarily consists of a money market fund and security deposits collateralizing the Company’s operating leases.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	January 1, 2018	December 31,		June 30,
		2018	2019	2019	2020
				(unaudited)
	(in thousands)
Cash and cash equivalents	$57,922	$177,878	$39,150	$76,755	$26,461
Restricted cash included in prepaid expenses and other current assets	280	296	14	221	14
Restricted cash included in other assets, noncurrent	1,622	1,614	1,779	1,624	278

Total cash, cash equivalents, and restricted cash	$59,824	$179,788	$40,943	$78,600	$26,753

Short-Term Investments

Short-term investments consist of bank deposits and marketable securities. The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets. The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income, which is reflected as a component of shareholders’ (deficit) equity. The Company periodically evaluates its marketable securities to assess whether those with unrealized loss positions are other-than-temporarily impaired. If the cost of an individual security exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than the cost basis, and the Company’s intent and ability to hold the security. If the Company believes that a decline in fair value is determined to be other-than-temporary, the Company writes down the security to fair value. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale marketable securities are reported in interest and other income, net in the consolidated statements of operations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents, restricted cash, short-term investments, accounts receivables, derivative financial instruments, accounts payables, and accrued liabilities. Short-term investments, derivative financial instruments, and restricted money market fund are stated at fair value on a recurring basis. Cash equivalents, restricted security deposits, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, and the amount of any receivables in dispute. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The allowance of doubtful accounts was not material for the periods presented.

Derivative Financial Instruments

The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks, mainly the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows and certain existing assets and liabilities for up to twelve months. The Company’s primary objective in entering into these contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company’s derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the contract. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. The Company does not use derivative instruments for trading or speculative purposes.

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as either prepaid expenses and other current

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates. Derivative instruments that hedge the exposure to variability in the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in interest and other income, net in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.

The estimated useful lives of the Company’s property and equipment are as follows:

Computer and software	3 years
Furniture and office equipment	3–7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Capitalized Software Costs

Software development costs for software to be sold, leased, or otherwise marketed are expensed as incurred until the establishment of technological feasibility, at which time those costs are capitalized until the product is available for general release to customers and amortized over the estimated life of the product. Technological feasibility is established when all planning, designing, coding and testing necessary to meet the product’s design specifications have been completed. Once technological feasibility is established, costs are capitalized until the product is made available for general release to the Company’s customers. Maintenance costs are expensed as incurred. To date, costs have not been capitalized as the general release process is essentially completed concurrently with the establishment of technological feasibility.

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred. The amount of qualifying costs for capitalization incurred was immaterial for the periods presented.

Leases

Leases are reviewed and classified as either capital or operating leases at their inception. In certain lease agreements, the Company may receive renewals or expansion options, rent holidays, and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Business and Asset Acquisitions

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

The Company accounts for a transaction as an asset acquisition pursuant to the provisions of ASU No. 2017-01, Clarifying the Definition of a Business, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, or otherwise does not meet the definition of a business. Asset acquisition-related costs are capitalized as part of the asset or assets acquired.

Goodwill and Intangible Assets

Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company has determined that it has one operating segment and one reporting unit. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value. There were no impairment charges to goodwill during the periods presented.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The estimated useful lives of the Company’s intangible assets are as follows:

Developed technology	3–6 years
Customer relationships	6 years
Other intangible assets	3 years

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to long-lived assets during the periods presented.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to shareholders’ (deficit) equity and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. The Company capitalized $0.5 million and $3.1 million of deferred offering costs within other assets, noncurrent in the consolidated balance sheets as of December 31, 2019 and June 30, 2020, respectively. No offering costs were capitalized as of December 31, 2018.

Revenue Recognition

The Company’s revenues are comprised of revenue from self-managed subscriptions and SaaS subscriptions. Subscriptions to the Company’s self-managed software include license, support, and upgrades and updates on a when-and-if-available basis. The Company’s SaaS subscriptions provide access to the Company’s latest managed version of its product hosted in a public cloud. The Company’s self-managed subscriptions are offered on an annual and multi-year basis, and SaaS subscriptions are offered on an annual basis, with the exception of certain SaaS subscriptions, which are also offered on a monthly basis. The Company’s annual and multi-year subscriptions are typically invoiced and collected at the time of entering into the contract for the full contract amount. The Company’s monthly SaaS subscriptions are typically billed in arrears. For SaaS subscriptions with a minimum usage commitment, the Company typically invoices and collects the commitment amount at the time of entering into the contract, with any usage in excess of the committed contracted amount billed monthly in arrears.

The Company elected to adopt Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), effective as of January 1, 2018, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements for the years ended December 31, 2018 and 2019 and the unaudited interim consolidated financial statements for the six months ended June 30, 2019 and 2020 are presented under ASC 606. The impact of the adoption of ASC 606 is related to the timing of revenue recognition for self-managed subscriptions involving licenses and sales commissions. Under ASC 606, the Company recognizes self-managed license revenue upon the delivery of the license to the customer. Additionally, the Company is required to capitalize and amortize incremental costs of obtaining a contract, over the remaining contractual term or an estimated period of benefit. The Company recorded a cumulative effect adjustment to the opening accumulated deficit of $4.9 million as of January 1, 2018, of which $3.7 million related to an increase in revenue that would have been recognized during the prior periods compared to previous guidance and $1.2 million related to the reduction in commission expenses of prior periods that the Company capitalized under ASC 606, net of taxes.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services. To achieve the core principle of this standard, the Company applied the following five steps:

1. Identification of the contract, or contracts, with the customer

The Company determines that it has a contract with a customer when each party’s rights regarding the products or services to be transferred can be identified, the payment terms for the services can be identified, the

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Company has determined the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation.

2. Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products and services is separately identifiable from other promises in the contract.

For self-managed subscriptions, the Company’s performance obligations include license for proprietary features of software, support, and upgrades and updates to the software on a when-and-if-available basis. The license provides standalone functionality to the customer and is therefore deemed a distinct performance obligation. Performance obligations related to support as well as upgrades and updates to the software on a when-and-if-available basis generally have a consistent continuous pattern of transfer to a customer during the contract period.

For SaaS subscriptions, the Company provides access to its cloud-hosted software, without providing the customer with the right to take possession of its software, which the Company considers to be a single performance obligation.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its products and services, not to receive financing from its customers or to provide customers with financing. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of refund in its contracts.

4. Allocation of the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. The Company uses judgment in determining the SSP for its products and services. The Company typically assesses the SSP for its products and services on a periodic basis or when facts and circumstances change. To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately.

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service to the customer. Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services. For self-managed subscriptions, the revenue related to the license for proprietary features is recognized upfront, when the license is delivered. This revenue is presented in the Company’s consolidated statements of operations as license–self-managed. The revenue related to support, and upgrades and updates, are recognized ratably over the contract period and is included in the Company’s consolidated statements of operations as subscription–self-managed and SaaS. For SaaS subscriptions, revenue is recognized based on usage as the usage occurs over the contract period and is included in the Company’s consolidated statements of operations as subscription–self-managed and SaaS.

Disaggregation of Revenue

The following table presents revenue by category:

	Year Ended December 31,				Six Months Ended June 30,
	2018		2019		2019		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					(unaudited)
	(in thousands, except percentages)
Self-managed subscription	$53,858	85%	$85,596	82%	$37,771	82%	$55,108	80%

Subscription	46,380	73	75,486	72	33,336	72	49,314	71
License	7,478	12	10,110	10	4,435	10	5,794	9
SaaS	9,674	15	19,120	18	8,344	18	14,144	20

Total subscription revenue	$63,532	100%	$104,716	100%	$46,115	100%	$69,252	100%

The following table summarizes revenue by region based on the shipping address of customers:

	Year Ended December 31,				Six Months Ended June 30,
	2018		2019		2019		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
					(unaudited)
	(in thousands, except percentages)
United States	$40,374	63%	$64,951	62%	$28,558	62%	$44,505	64%
Israel	1,140	2	1,927	2	823	2	1,294	2
Rest of world	22,018	35	37,838	36	16,734	36	23,453	34

Total subscription revenue	$63,532	100%	$104,716	100%	$46,115	100%	$69,252	100%

Contract Balances

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date. The noncurrent portion of the deferred revenue balance is recognized as revenue following the 12-month period after the balance sheet date. Of the $46.1 million and $70.2 million of deferred revenue as of January 1, 2018 and 2019, respectively, the Company recognized $30.9 million and $51.9 million as revenue during the years ended December 31, 2018 and 2019, respectively. Of the $70.2 million and $82.3 million of deferred revenue as of January 1, 2019 and 2020, respectively, the Company recognized $32.8 million and $48.5 million as revenue during the six months ended June 30, 2019 and 2020, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet delivered. As of December 31, 2019 and June 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was $85.5 million and $87.6 million, respectively, which consists of both billed consideration in the amount of $82.3 million and $82.9 million, respectively, and unbilled consideration in the amount of $3.2 million and $4.7 million, respectively, that the Company expects to recognize as revenue. As of December 31, 2019, the Company expects to recognize 86% of its remaining performance obligations as revenue in the year ending December 31, 2020, and the remainder thereafter. As of June 30, 2020, the Company expects to recognize 86% of its remaining performance obligations as revenue over the next 12 months, and the remainder thereafter.

Cost to Obtain a Contract

The Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract to sales personnel are amortized over the contractual term of the renewals. Sales commissions paid upon the initial acquisition of a customer contract for sales personnel are amortized over an estimated period of benefit of four years. The Company determines the period of benefit for sales commissions paid for the acquisition of the initial customer contract by taking into consideration the estimated customer life and the technological life of the Company’s software and other factors.

Amortization of sales commissions are consistent with the pattern of revenue recognition of each performance obligation and are included in sales and marketing expense in the consolidated statements of operations. The Company has applied the practical expedient in ASC 606 to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Beginning balance	$1,488	$3,590	$3,590	$5,989
Additions to deferred contract acquisition costs	2,947	4,212	2,024	1,785
Amortization of deferred contract acquisition costs	(845)	(1,813)	(749)	(1,340)

Ending balance	$3,590	$5,989	$4,865	$6,434

Deferred contract acquisition costs (to be recognized in next 12 months)	$1,299	$2,348	$1,867	$2,669
Deferred contract acquisition costs, noncurrent	2,291	3,641	2,998	3,765

Total deferred contract acquisition costs	$3,590	$5,989	$4,865	$6,434

Cost of Revenue

Cost of revenue primarily consists of expenses related to providing support to the Company’s customers, cloud-related costs, such as hosting and managing costs, the amortization of acquired intangible assets, and allocated overhead. Overhead is allocated to cost of revenue based on applicable headcount.

Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising costs amounted to $0.6 million, $1.1 million, $0.5 million, and $1.0 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively, and are included in sales and marketing expense in the consolidated statements of operations.

Share-Based Compensation

Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Income Taxes

The Company is subject to income taxes in Israel, the U.S., and other foreign jurisdictions. These foreign jurisdictions may have different statutory rates than in Israel. Income taxes are accounted in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement. Although the Company believes that it has adequately reserved for its uncertain tax positions (including net interest and penalties), it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

Net Loss Per Share Attributable to Ordinary Shareholders

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

Unaudited Pro Forma Net Loss Per Share Attributable to Ordinary Shareholders

Unaudited pro forma basic and diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2019 and the six months ended June 30, 2020 has been computed to give effect to the conversion of convertible preferred shares into ordinary shares as of the beginning of the period or the original date of issuance, if later.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
	(in thousands)
United States	$1,689	$1,544	$1,353
Israel	985	1,500	2,070
Rest of world	472	488	496

Total property and equipment, net	$3,146	$3,532	$3,919

Recently Adopted Accounting Pronouncements

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The guidance also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The guidance will be effective beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022. Early adoption is permitted. The Company early adopted the guidance as of January 1, 2020, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2018-15 will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2019-12 will have on its consolidated financial statements and related disclosures.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

3. Short-Term Investments

Short-term investments consisted of the following:

	December 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Bank deposits	$26,722	$—	$—	$26,722

Certificates of deposit	5,267	3	—	5,270
Commercial paper	4,762	—	(3)	4,759
Corporate debt securities	59,832	20	(16)	59,836
Municipal securities	483	—	—	483
Government and agency debt	30,230	32	(1)	30,261

Marketable securities	100,574	55	(20)	100,609

Total short-term investments	$127,296	$55	$(20)	$127,331

	June 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands, unaudited)
Bank deposits	$35,486	$—	$—	$35,486

Certificates of deposit	10,832	71	—	10,903
Commercial paper	7,472	19	(1)	7,490
Corporate debt securities	61,523	184	(3)	61,704
Municipal securities	8,411	6	(4)	8,413
Government and agency debt	20,128	59	(1)	20,186

Marketable securities	108,366	339	(9)	108,696

Total short-term investments	$143,852	$339	$(9)	$144,182

Based on the available evidence, the Company concluded that the gross unrealized losses on the marketable securities as of December 31, 2019 and June 30, 2020 are temporary in nature. See Note 11, Accumulated Other Comprehensive Income, for the realized gains or losses from available-for-sale marketable securities that were reclassified out of accumulated other comprehensive income during the periods presented. As of December 31, 2019 and June 30, 2020, the contractual maturities of the Company’s marketable securities were all less than one year. There were no short-term investments as of December 31, 2018.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

4. Fair Value Measurements

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Foreign currency contracts included in prepaid expenses and other current assets	$15	$—	$15	$—

Restricted money market fund included in other assets, noncurrent	1,500	1,500	—	—

Total financial assets	$1,515	$1,500	$15	$—

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Bank deposits	$26,722	$—	$26,722	$—
Certificates of deposit	5,270	—	5,270	—
Commercial paper	4,759	—	4,759	—
Corporate debt securities	59,836	—	59,836	—
Municipal securities	483	—	483	—
Government and agency debt	30,261	—	30,261	—

Short-term investments	127,331	—	127,331	—

Restricted money market fund included in other assets, noncurrent	1,500	1,500	—	—

Total financial assets	$128,831	$1,500	$127,331	$—

Financial Liabilities:
Foreign currency contracts included in accrued expenses and other current liabilities	$69	$—	$69	$—

Total financial liabilities	$69	$—	$69	$—

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

	June 30, 2020
	Fair Value	Level 1	Level 2	Level 3
	(in thousands, unaudited)
Financial Assets:
Bank deposits	$35,486	$—	$35,486	$—
Certificates of deposit	10,903	—	10,903	—
Commercial paper	7,490	—	7,490	—
Corporate debt securities	61,704	—	61,704	—
Municipal securities	8,413	—	8,413	—
Government and agency debt	20,186	—	20,186	—

Short-term investments	144,182	—	144,182	—

Foreign currency contracts designated as hedging instruments included in prepaid expenses and other current assets	461	—	461	—
Foreign currency contracts not designated as hedging instruments included in prepaid expenses and other current assets	219	—	219	—

Total financial assets	$144,862	$—	$144,862	$—

Financial Liabilities:
Foreign currency contracts designated as hedging instruments included in accrued expenses and other current liabilities	$2	$—	$2	$—
Foreign currency contracts not designated as hedging instruments included in accrued expenses and other current liabilities	1	—	1	—

Total financial liabilities	$3	$—	$3	$—

The Company classifies its restricted money market fund within Level 1 of the fair value hierarchy because it is valued based on quoted market prices in active markets. The Company classifies its bank deposits, certificates of deposit, commercial paper, corporate debt securities, municipal securities, government and agency debt, and derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

5. Derivative Financial Instruments and Hedging

Notional Amount of Foreign Currency Contracts

The gross notional amounts of the Company’s foreign currency contracts are NIS denominated. The notional amounts of outstanding foreign currency contracts in U.S. dollars as of the periods presented were as follows:

	December 31,		June 30, 2020
	2018	2019
			(unaudited)
	(in thousands)
Derivatives Designated as Hedging Instruments:
Foreign currency contracts	$—	$—	$9,436
Derivatives Not Designated as Hedging Instruments:
Foreign currency contracts	7,465	9,672	3,021

Total derivative instruments	$7,465	$9,672	$12,457

Effect of Foreign Currency Contracts on the Consolidated Statements of Operations

The effect of foreign currency contracts on the consolidated statements of operations during the periods presented were as follows:

	Derivatives Designated as Hedging Instruments				Derivatives Not Designated as Hedging Instruments
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020	2018	2019	2019	2020
			(unaudited)				(unaudited)
Statement of Operations Location:	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$—	$—	$—	$3	$—	$—	$—	$—
Research and development	—	—	—	20	—	—	—	—
Sales and marketing	—	—	—	7	—	—	—	—
General and administrative	—	—	—	8	—	—	—	—
Interest and other income, net	—	—	—	—	(369)	(137)	(216)	(110)

Total (gains) losses recognized in earnings	$—	$—	$—	$38	$(369)	$(137)	$(216)	$(110)

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Effect of Foreign Currency Contracts on Accumulated Other Comprehensive Income

The following table represents the net unrealized gains of foreign currency contracts designated as hedging instruments, net of tax, that were recorded in accumulated other comprehensive income as of June 30, 2020, and their effect on other comprehensive income for the six months ended June 30, 2020:

June 30, 2020
(in thousands, unaudited)
Balance as of December 31, 2019	$—
Amount of net gains recorded in other comprehensive income	421
Amount of net losses reclassified from other comprehensive income to earnings	38

Balance as of June 30, 2020	$459

There were no foreign currency contracts designated as hedging instruments for the year ended December 31, 2018 and 2019. As of June 30, 2020, net deferred gains totaled $0.5 million and are expected to be recognized as operating expenses in the same financial statement line item in the consolidated statements of operations to which the derivative relates over the next twelve months. See the table above for the amounts recorded in each financial statement line item during the periods presented.

6. Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,		June 30, 2020
	2018	2019
			(unaudited)
	(in thousands)
Computer and software	$2,202	$3,107	$3,418
Furniture and office equipment	854	1,097	1,192
Leasehold improvements	1,715	2,234	2,602

Property and equipment, gross	4,771	6,438	7,212
Less: accumulated depreciation and amortization	(1,625)	(2,906)	(3,293)

Property and equipment, net	$3,146	$3,532	$3,919

Depreciation and amortization expense were $0.7 million, $1.3 million, $0.6 million, and $1.0 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		June 30, 2020
	2018	2019
			(unaudited)
	(in thousands)
Accrued compensation and benefits	$4,325	$5,333	$7,037
Accrued expenses	2,248	3,002	3,775

Accrued expenses and other current liabilities	$6,573	$8,335	$10,812

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

7. Business Combination

In February 2019, the Company acquired 100% of the share capital of Shippable Inc. (“Shippable”), a privately held company in the United States. Shippable is a cloud-based continuous integration and delivery platform that developers use to compile code and deliver app and microservices updates. The acquisition has been accounted for as a business combination and the Company has included the financial results of Shippable in the consolidated financial statements from the date of the acquisition. The effects on the Company’s consolidated total revenue and net loss were immaterial. As a result, pro forma results of operations for this acquisition have not been presented.

The total purchase price was $21.2 million, comprised of $20.9 million in cash paid, net of $0.3 million of cash acquired, and issuance of 1,488 ordinary shares, paid and issued upon closing of the transaction. In addition, there are contingent considerations that are not included within the total purchase price, comprising of total aggregate cash payments of $4.1 million and the issuance of 308,080 shares of the Company’s ordinary shares, subject to the attainment of certain employee retention and performance targets, and are recognized over three years as acquisition-related costs and share-based compensation expense, respectively. The Company recognized $1.1 million, $0.5 million, and $0.7 million in acquisition-related costs and $1.1 million, $0.4 million, and $0.4 million in share-based compensation expense related to these contingent considerations for the year ended December 31, 2019 and the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, the unrecognized share-based compensation cost related to the issuable ordinary shares was $1.2 million and $0.8 million, respectively.

The following table summarizes the components of the Shippable purchase price and the allocation of the purchase price at fair value:

Amount
(in thousands)
Cash paid, net of cash acquired	$20,860
Ordinary shares	11

Total purchase consideration	$20,871

Deferred tax assets	$1,323
Intangible assets	4,000
Goodwill	15,691
Net liabilities acquired	(143)

Total purchase consideration	$20,871

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(in thousands)	(in years)
Developed technology	$2,800	6.0
Customer relationships	1,200	6.0

Total identifiable intangible assets	$4,000

Goodwill of $15.7 million, none of which is deductible for tax purposes, was recorded in connection with the Shippable acquisition, and was primarily attributed to synergies arising from the acquisition and the value of the acquired workforce.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The Company incurred transaction costs in connection with the Shippable acquisition of $0.3 million. These transaction costs were included in general and administrative expenses in the consolidated statements of operations.

8. Goodwill and Intangible Assets, Net

Intangible Assets, Net

Intangible assets consisted of the following as of December 31, 2018:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Developed technology	$2,056	$(398)	$1,658	4.4
Other intangible assets	1,586	(107)	1,479	2.8

Total	$3,642	$(505)	$3,137

Intangible assets consisted of the following as of December 31, 2019:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands)			(in years)
Developed technology	$4,856	$(1,231)	$3,625	4.7
Customer relationships	1,200	(167)	1,033	5.2
Other intangible assets	1,586	(636)	950	1.8

Total	$7,642	$(2,034)	$5,608

Intangible assets consisted of the following as of June 30, 2020:

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted- Average Remaining Useful Life
	(in thousands, unaudited)			(in years)
Developed technology	$4,856	$(1,659)	$3,197	4.2
Customer relationships	1,200	(267)	933	4.7
Other intangible assets	1,586	(900)	686	1.3

Total	$7,642	$(2,826)	$4,816

Amortization expenses for intangible assets were $0.4 million, $1.5 million, $0.7 million, and $0.8 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively. Amortization of developed technology is included in cost of revenue: license—self-managed and amortization of customer relationships and other intangible assets are included in sales and marketing expense in the consolidated statements of operations.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The expected future amortization expenses related to the intangible assets as of December 31, 2019 were as follows:

December 31, 2019
(in thousands)
Year Ending December 31,
2020	$1,562
2021	1,382
2022	961
2023	886
2024	667
Thereafter	150

Total	$5,608

The expected future amortization expenses related to the intangible assets as of June 30, 2020 were as follows:

June 30, 2020
(in thousands, unaudited)
Year Ending December 31,
Remainder of 2020	$770
2021	1,382
2022	961
2023	886
2024	667
Thereafter	150

Total	$4,816

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2018	$1,629
Addition from acquisition	15,691

Balance as of December 31, 2019 and June 30, 2020 (unaudited)	$17,320

There was no goodwill activity during the year ended December 31, 2018.

9. Commitments and Contingencies

Operating Leases

The Company leases its office facilities under non-cancelable agreements that expire at various dates through August 2025. Lease expenses during the years ended December 31, 2018 and 2019, and the six months

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

ended June 30, 2019 and 2020 were $2.6 million, $3.1 million, $1.6 million, and $2.1 million, respectively. The minimum lease payments under operating leases as of December 31, 2019 were as follows:

December 31, 2019
(in thousands)
Year Ending December 31,
2020	$3,638
2021	2,606
2022	1,242
2023	322
2024	214

Total	$8,022

The minimum lease payments under operating leases as of June 30, 2020 were as follows:

June 30, 2020
(in thousands, unaudited)
Year Ending December 31,
Remainder of 2020	$2,177
2021	4,184
2022	2,585
2023	1,060
2024	935
Thereafter	433

Total	$11,374

Non-cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments with various parties for mainly hosting services, as well as software products and services. As of December 31, 2019, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

December 31, 2019
(in thousands)
Year Ending December 31,
2020	$8,275
2021	7,525
2022	3,141

Total	$18,941

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

As of June 30, 2020, the Company had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

June 30, 2020
(in thousands, unaudited)
Year Ending December 31,
Remainder of 2020	$1,503
2021	8,078
2022	3,141

Total	$12,722

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Grants from Israeli Innovation Authority

Between the years 2009 and 2015, the Company received grants from the Israeli Innovation Authority (“IIA”), in a total amount of $1.2 million for certain research and development costs. The grants are subject to repayment in the form of royalties on sales of products developed with the IIA funding. The Company repaid the grants in full in 2017.

As any grant recipient, the Company is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”). Pursuant to the Innovation Law, there are restrictions related to transferring intellectual property outside of Israel. Such transfer requires the IIA’s approval. The approval may be subject to a maximum additional payment amount of five times the amount received. The Company recently received an approval from the IIA to perform a limited development of IIA funded know-how outside of Israel, subject to the terms specified in the IIA approval, including that all of its core R&D activities will remain in Israel.

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

10. Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan

Convertible Preferred Shares

In September 2018, the Company issued 9,700,272 shares of Series D convertible preferred shares for $11.82 per share for total gross proceeds of $114.6 million. Issuance costs were $0.2 million.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Convertible preferred shares consisted of the following:

	December 31, 2018 and 2019, and June 30, 2020 (unaudited)
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	1,252,945	1,252,945	$215
Series A-1	11,880,520	11,880,520	3,500
Series B	7,712,440	7,712,440	6,600
Series C	21,517,470	21,517,470	51,474
Series D	9,700,272	9,700,272	114,642

Total convertible preferred shares	52,063,647	52,063,647	$176,431

The holders of the convertible preferred shares have the following rights, preferences and privileges:

Dividend Rights—The Company shall not declare, pay or set aside any dividends on shares of any other class or series of share capital unless the holders of the convertible preferred shares then outstanding shall simultaneously receive a dividend on each outstanding convertible preferred shares, on an as-converted basis, in each case calculated on the record date for determination of holders entitled to receive such dividend. To date, no dividends have been declared.

Conversion Rights—At any time following the date of issuance, each preferred share is convertible, at the option of its holder, into the number of ordinary shares, calculated by dividing the applicable original issue price per share of each series by the applicable conversion price per share of such series. The initial conversion price of the Series D Preferred shares shall be $11.82, the Series C Preferred shares shall be $2.39, the Series B Preferred shares shall be $0.86, the Series A-1 Preferred shares shall be $0.29, and the Series A Preferred shares shall be $0.17. The conversion price may be adjusted from time to time based on certain events such as share splits, subdivisions, reclassification, dividends or distributions, exchanges, or in connection with anti-dilution on a broad-based weighted-average basis. The convertible preferred shares are subject to mandatory conversion upon (i) the affirmative vote of the holders of at least 60% of the convertible preferred shares then issued, (ii) immediately prior to the closing of an underwritten public offering of the Company’s ordinary shares on the New York Stock Exchange or the Nasdaq Stock Market with aggregate gross proceeds of not less than $50.0 million, or (iii) in connection with a Financing Recapitalization Event (as defined in the Company’s articles of association), at the election of the holders of a majority of the preferred shares voting together as a single class.

Liquidation Preference—In the event of any liquidation or certain change of control transactions, the holders of convertible preferred shares then outstanding shall be entitled to be paid out of the Company assets available for distribution, on a pari passu basis. The liquidation preference of convertible preferred shares (Series A, Series A-1, Series B, Series C, and Series D) will be an amount per share equal to the greater of (a) the original issue price minus any distributable proceeds of any kind previously paid in preference on such share, including by way of distribution of dividends, or (b) such amount per share as would have been payable had all shares been converted into ordinary shares immediately prior to liquidation or change of control event. If upon any liquidation or change of control event, the assets of the Company are insufficient to make payment in full to the holders of convertible preferred shares, then such assets shall be distributed among the holders of convertible preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment has been made to the holders of the convertible preferred shares, the remaining assets available for distribution will be distributed ratably among the holders of ordinary shares.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Voting Rights—Each holder of convertible preferred shares is entitled to the number of votes equal to the number of ordinary shares into which such shares of convertible preferred shares could be converted at the record date.

Redemption—The convertible preferred shares do not contain any date-certain redemption features.

Classification of Convertible Preferred Shares—The deemed liquidation preference provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the convertible preferred shares have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Ordinary Shares

The Company has the following ordinary shares reserved for future issuance:

	December 31,		June 30, 2020
	2018	2019
			(unaudited)
Conversion of convertible preferred shares	52,063,647	52,063,647	52,063,647
Outstanding share options	13,330,940	13,201,986	13,743,426
Issuable ordinary shares related to business combination	—	308,080	199,295
Remaining shares available for future issuance under the 2011 Plan	2,526,120	1,119,471	2,138,336

Total shares of ordinary shares reserved	67,920,707	66,693,184	68,144,704

Equity Incentive Plan

In 2011, the Company adopted the 2011 Israeli Share Option Plan (“2011 Plan”), under which the Company may grant various forms of equity incentive compensation at the discretion of the board of directors, including share options. The awards have varying terms, but generally vest over five years. Share options expire 10 years after the date of grant. The Company issues new ordinary shares upon exercise of share options.

In November 2018, the Company extended the contractual term for all share option grants from 7 years to 10 years. The Company concluded that the extension of the contractual term for all share option grants modified the terms of all outstanding share options held by employees and nonemployees. The modification resulted in total incremental compensation expense of $1.1 million.

As of December 31, 2018 and 2019, and June 30, 2020, the Company’s board of directors had authorized 18,605,700, 18,605,700, and 20,605,700 ordinary shares to be reserved for grant of awards under the 2011 Plan, respectively.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A summary of share option activity under the Company’s equity incentive plan and related information is as follows:

		Options Outstanding
	Shares Available for Grant	Outstanding Share Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of January 1, 2018	5,796,015	10,721,175	$0.74	6.3	$6,710
Granted	(4,556,975)	4,556,975	$2.84
Exercised	—	(660,130)	$0.41		$2,220
Forfeited	1,287,080	(1,287,080)	$1.47

Balance as of December 31, 2018	2,526,120	13,330,940	$1.41	7.5	$72,714
Granted	(2,703,594)	2,703,594	$7.93
Exercised	—	(1,535,603)	$0.79		$13,986
Forfeited	1,296,945	(1,296,945)	$2.48

Balance as of December 31, 2019	1,119,471	13,201,986	$2.71	6.9	$163,876
Shares authorized	2,000,000	—
Granted	(1,405,400)	1,405,400	$15.74
Exercised	—	(439,695)	$2.07		$6,604
Forfeited	424,265	(424,265)	$5.65

Balance as of June 30, 2020 (unaudited)	2,138,336	13,743,426	$3.97	6.8	$228,703

Exercisable as of December 31, 2019		5,896,387	$0.85	5.3	$84,131

Exercisable as of June 30, 2020 (unaudited)		6,637,522	$1.04	5.1	$129,898

The weighted-average grant date fair value of options granted during the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020 was $4.58, $6.89, $5.70, and $11.39, respectively. As of December 31, 2019 and June 30, 2020, unrecognized share-based compensation cost related to unvested share options was $25.4 million and $35.2 million, respectively, which is expected to be recognized over a weighted-average period of 3.4 and 3.3 years, respectively.

The Black-Scholes assumptions used to value the employee options at the grant dates are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Expected term (years)	5.0 - 6.5	6.5	6.5	6.1 - 6.5
Expected volatility	60.0% - 64.0%	60.0% - 65.0%	60.0%	65.0% - 80.0%
Risk-free interest rate	2.6% - 3.0%	1.7% - 2.6%	2.3% - 2.6%	0.5% - 1.7%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%

These assumptions and estimates were determined as follows:

•

Fair Value of Ordinary Shares. As the Company’s ordinary shares are not publicly traded, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

•

Risk-Free Interest Rate. The risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

•

Expected Term. The expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•

Expected Volatility. Since the Company has no trading history of its ordinary shares, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

•

Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Third-Party Share Transactions

In May and September 2018, the Company recorded $2.1 million and $15.6 million, respectively, of share-based compensation expense associated with two secondary share purchase transactions during the year ended December 31, 2018. The secondary share purchase transactions were executed among certain of the Company’s founders, employees, consultants, and shareholders. The September 2018 secondary share purchase transaction was consummated concurrently with the issuance of the Company’s Series D convertible preferred shares. The Company assessed the impact of these transactions as holders of economic interest in the Company acquired shares from the Company’s employees and founders at a price in excess of fair value of such shares. Accordingly, the Company recognized such excess value as share-based compensation expense. In September 2018, the Company paid a special bonus of $4.2 million to Mr. Ben Haim, its Co-Founder, Chief Executive Officer and Director, to compensate him for certain tax liabilities he incurred in connection with the secondary sale.

In July 2019, the Company recorded $3.3 million of share-based compensation expense associated with a secondary share purchase transaction which was executed among certain of the Company’s employees, consultants, and shareholders. The Company assessed the impact of this transaction as holders of economic interest in the Company acquired shares from the Company’s employees at a price in excess of fair value of such shares. Accordingly, the Company recognized such excess value as share-based compensation expense.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Share-Based Compensation

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Cost of revenue: subscription–self-managed and SaaS	$358	$536	$197	$339
Research and development	9,876	3,642	1,027	1,696
Sales and marketing	6,650	3,089	812	1,770
General and administrative	3,283	2,103	610	934

Total share-based compensation expense	$20,167	$9,370	$2,646	$4,739

11. Accumulated Other Comprehensive Income

The following table summarizes the changes in accumulated other comprehensive income by component, net of tax, during the periods presented:

	Net Unrealized Gains on Available-for-Sale Marketable Securities	Net Unrealized Gains on Derivatives Designated as Hedging Instruments	Total
	(in thousands)
Balance as of December 31, 2018	$—	$—	$—

Other comprehensive income before reclassifications	38	—	38
Net realized gains reclassified from accumulated other comprehensive income	(3)	—	(3)

Other comprehensive income	35	—	35

Balance as of December 31, 2019	35	—	35

Other comprehensive income before reclassifications	282	421	703
Net realized losses reclassified from accumulated other comprehensive income	13	38	51

Other comprehensive income	295	459	754

Balance as of June 30, 2020 (unaudited)	$330	$459	$789

There was no realized gains or losses on available-for-sale marketable securities during the six months ended June 30, 2019.

12. Income Taxes

Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The Company applies various benefits allotted to it under the revised Investment Law as per Amendment 73, which includes a number of changes to the Investment Law regimes through regulations that have come into effect from January 1, 2017. Applicable benefits under the new regime include:

•

Introduction of a benefit regime for “Preferred Technology Enterprises” (“PTE”), granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

•

A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

•

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company) may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company adopted the PTE status since 2017 and believes it is eligible for its tax benefits.

The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

The components of the net loss before the provision for income taxes were as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Israel	$(26,883)	$(6,380)
Foreign	1,338	2,614

Total	$(25,545)	$(3,766)

The provision for income taxes was as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Current:
Israel	$—	$—
Foreign	1,356	1,522

Total current income tax expense	1,356	1,522

Deferred:
Israel	—	—
Foreign	(886)	106

Total deferred income tax (benefit) expense	(886)	106

Total provision for income taxes	$470	$1,628

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year Ended December 31,
	2018		2019
	Tax	Rate	Tax	Rate
	(in thousands, except percentages)
Theoretical income tax benefit	$(5,875)	23%	$(866)	23%
Preferred enterprise	2,884	(11)	548	(15)
Foreign tax rate differentials	(354)	1	(75)	2
Share-based compensation	2,376	(9)	991	(26)
Change in valuation allowance	1,208	(5)	104	(3)
Unrecognized tax benefits	5	(0)	271	(7)
Acquisition costs	—	—	434	(11)
Other	226	(1)	221	(6)

Total	$470	(2)%	$1,628	(43)%

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in the period of change.

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. The Company had an effective tax rate of (52)% and 213% for the six months ended June 30, 2019 and 2020, respectively.

The provision for income taxes was $0.7 million and $0.8 million for the six months ended June 30, 2019 and 2020, respectively. The provision for income taxes for the six months ended June 30, 2019 and 2020 consisted primarily of income taxes related to the U.S. and other foreign jurisdictions in which the Company conducts business.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$2,785	$3,955
Research and development expenses	1,735	1,412
Accruals and reserves	302	625
Share-based compensation	—	287
Deferred revenue	2,484	3,007

Gross deferred tax assets	7,306	9,286
Valuation allowance	(4,481)	(4,533)

Total deferred tax assets	2,825	4,753

Deferred tax liabilities:
Intangible assets	—	(242)
Deferred contract acquisition costs	(553)	(1,067)
Property and equipment	(98)	(52)

Gross deferred tax liabilities	(651)	(1,361)

Net deferred taxes	$2,174	$3,392

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2018 and 2019 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2018 and 2019 was an increase of $1.2 million and $0.1 million, respectively.

As of December 31, 2019, the Company had $16.0 million in net operating loss carryforwards in Israel that can be carried forward indefinitely.

As of December 31, 2019, the U.S. subsidiary had $4.9 million of federal and $12.4 million of state net operating loss carryforwards available to offset future taxable income. If not utilized, some of its federal and state net operating loss carryforwards will expire in varying amounts between the years ended 2034 and 2037.

The U.S. subsidiary’s utilization of its federal net operating losses is subject to an annual limitation due to a “change in ownership,” as defined in Section 382 of the Code. The annual limitation may result in the expiration of net operating losses before utilization.

As of December 31, 2019, $5.1 million of undistributed earnings held by the Company’s foreign subsidiaries are designated as indefinitely reinvested. If these earnings were re-patriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company did not recognize deferred taxes liabilities on undistributed earnings of its foreign subsidiaries, as the Company intends to indefinitely reinvest those earnings.

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2019, the Company’s tax years until December 31, 2014 are subject to statutes of limitation in Israel. As of that date, the U.S. subsidiary’s tax years until December 31, 2015 are also subject to statutes of limitation in the U.S.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

A reconciliation of the beginning and ending balance of total unrecognized tax positions is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance–January 1, 2018	$525
Increases related to current years’ tax positions	6

Balance–December 31, 2018	531
Increases related to prior years’ tax positions	69
Increases related to current years’ tax positions	293
Decreases due to lapses of statutes of limitations	(91)

Balance–December 31, 2019	$802

As of December 31, 2019, the total amount of gross unrecognized tax benefits was $0.8 million, of which $0.4 million, if recognized, would favorably impact the Company’s effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2018 and 2019, the Company has accumulated $0.1 million in both interest and penalties related to uncertain tax positions.

The Company currently does not expect uncertain tax positions to change significantly over the next 12 months, except in the case of settlements with tax authorities, the likelihood and timing of which is difficult to estimate.

13. Employee Benefit Plans

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Prior to January 1, 2020, the Company matched 100% of participating employee contributions to the plan up to 3% of the employee’s eligible compensation. Beginning January 1, 2020, the Company matches 50% of participating employee contributions to the plan up to 6% of the employee’s eligible compensation. During the years ended December 31, 2018 and 2019, the Company recorded $0.3 million and $0.6 million, respectively, of expenses related to the 401(k) plan. During the six months ended June 30, 2019 and 2020, the Company recorded $0.3 million, and $0.4 million, respectively, of expenses related to the 401(k) plan.

Israeli Severance Pay

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2018 and 2019, the Company recorded $1.1 million and $1.6 million, respectively, in severance expenses related to these employees. During the six months ended June 30, 2019 and 2020, the Company recorded $0.7 million and $1.0 million, respectively, in severance expenses related to these employees.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

14. Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Numerator:
Net loss	$(26,015)	$(5,394)	$(2,069)	$(426)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	26,102,551	27,130,209	26,582,715	28,247,005

Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.00)	$(0.20)	$(0.08)	$(0.02)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Convertible preferred shares	45,180,440	52,063,647	52,063,647	52,063,647
Outstanding share options	11,714,028	13,146,117	13,373,051	13,345,123
Issuable ordinary shares related to business combination	—	259,125	209,358	234,197

Total	56,894,468	65,468,889	65,646,056	65,642,967

Unaudited Pro Forma Net Loss Per Share Attributable to Ordinary Shareholders

The Company has presented the unaudited pro forma basic and diluted net loss per share attributable to ordinary shareholders for the year ended December 31, 2019 and the six months ended June 30, 2020, which has been computed to give effect to the conversion of its convertible preferred shares into ordinary shares (using the if-converted method) as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The pro forma net loss per share does not include shares being offered in this offering.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share attributable to ordinary shareholders:

	Year Ended December 31, 2019	Six Months Ended June 30, 2020
		(unaudited)
	(in thousands, except share and per share data)
Numerator:
Net loss	$(5,394)	$(426)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	27,130,209	28,247,005
Weighted-average of convertible preferred shares upon assumed conversion in IPO	52,063,647	52,063,647

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted	79,193,856	80,310,652

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted	$(0.07)	$(0.01)

15. Related Party Transactions

For a description of related party transactions, see Note 10, Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan—Third-Party Share Transactions.

16. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 23, 2020, the date at which the consolidated financial statements were available to be issued.

Subsequent to December 31, 2019, the Company granted share options to purchase up to 445,000 ordinary shares with a weighted-average exercise price of $15.12 per share. Based on the latest fair value per share available, the Company estimates it will recognize approximately $4.4 million of share-based compensation expense related to these share options over the requisite service period of five years.

17. Subsequent Events (Unaudited)

For its interim consolidated financial statements as of June 30, 2020, the Company evaluated subsequent events through September 14, 2020, the date on which the interim consolidated financial statements were available to be issued. The Company identified the following subsequent events:

Subsequent to June 30, 2020, the Company granted share options to purchase up to 1,503,355 ordinary shares with a weighted-average exercise price of $24.28 per share. Based on the latest fair value per share available for each grant, the Company estimates it will recognize approximately $30.6 million of share-based compensation expense related to these share options over the requisite service period of five years.

In July 2020, the Board of Directors approved the Share Incentive Plan (the “2020 Share Incentive Plan”) and an Employee Share Purchase Plan (the “2020 Employee Share Purchase Plan”) each of which will become effective in connection with the IPO.

JFROG LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

In August 2020, the Company granted an award of restricted share units (“RSUs”) to the Company’s CEO. The RSUs shall vest and be settled in ordinary shares as follows: (i) an aggregate of 138,400 RSUs shall vest immediately prior to an IPO, and (ii) 529,195 RSUs shall vest upon the first annual anniversary of the IPO, provided, in each case, that Mr. Ben Haim remains continuously engaged with the Company or its Affiliates throughout each such vesting date. Based on the latest fair value per share available on the grant date, the Company estimates it will recognize approximately $26.0 million of share-based compensation expense related to these RSUs. The Company will record approximately $5.4 million of share-based compensation expense immediately prior to the completion of the IPO, and will recognize the remaining share-based compensation expense over the requisite service period of one year.

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